DC

No Act
P.E. 1-18-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

PFCD S.E.C.
MAR 2 3 2007
1086

March 23, 2007

07050010

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/23/2007

Lisa K. Bork
Exxon Mobil Corporation
Law Department
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Exxon Mobil Corporation
Incoming letter dated January 18, 2007

Dear Ms. Bork:

This is in response to your letter dated January 18, 2007 concerning the shareholder proposal submitted to ExxonMobil by the Sisters of St. Dominic of Caldwell New Jersey, the SEIU Master Trust, the Sisters of Charity of Saint Elizabeth, Michael R. Lazarus, Walden Asset Management, Christian Brothers Investment Services, Inc., the Sisters of the Humility of Mary of Villa Maria, the Adrian Dominican Sisters, the School Sisters of Notre Dame (Milwaukee Province), Joan FitzGerald, the Northwest Religious Investment Trust, the Sisters of Mercy of the Americas, Catholic Healthcare Partners, the Congregation of the Sisters of St. Louis, Juilly-Monaghan, the Dominican Sisters of Springfield IL, the Dominican Sisters of Hope, Mercy Investment Program, the Sisters of Mercy, Regional Community of Detroit Charitable Trust, the Ursuline Sisters of Tildonk, U.S. Province, the School Sisters of Notre Dame (St. Louis Province), the Congregation of the Sisters of St. Joseph, Chestnut Hill, Philadelphia, the Sisters of St. Joseph in California, the Maryknoll Fathers and Brothers, the Dominican Sisters of Great Bend, KS, the Sisters of St. Joseph of Carondelet (St. Louis Province), the Sisters of St. Francis of Philadelphia, the Christopher Reynolds Foundation, Inc., the Sisters of St. Joseph of Carondelet (Albany), the Maryknoll Sisters of St. Dominic, Inc., the Bon Secours Health System, the Sisters of St. Joseph of Wheeling, the Benedictine Sisters of Mount St. Scholastica, the Basilian Fathers of Toronto, Catholic Healthcare West, the Benedictine Sisters of Virginia, and the Sisters of the Holy Spirit and Mary Immaculate. We also have received a letter on proponents' behalf dated February 19, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
APR 0 6 2007
THOMSON
FINANCIAL

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Exxon Mobil Corporation
Law Department
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

ExxonMobil

January 18, 2007

<u>**VIA Network Courier**</u>

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: **Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8**
Omission of Shareholder Proposal -- Adoption of Greenhouse Gas Emissions Goals

Gentlemen and Ladies:

Exxon Mobil Corporation ("ExxonMobil" or the "Company") has received the shareholder proposal attached as <u>Exhibit 1</u> (the "Proposal") from the Sisters of St. Dominic of Caldwell New Jersey (the "Proponent") and multiple "co-sponsors" for inclusion in the Company's proxy material for its 2007 annual meeting of shareholders. ExxonMobil intends to omit the proposal from its proxy material pursuant to Rule 14a-8(i)(7) (ordinary business). We respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement will be recommended if the Company omits the Proposal from its proxy materials. This letter and its enclosures are being sent to the Commission pursuant to Rule 14a-8(j).

The Proposal

A copy of the Proposal, along with related correspondence to and from the Proponent and the "co-sponsors", is set forth in its entirety in <u>Exhibit 1</u>. The resolution is as follows:

> <u>**"RESOLVED**</u>: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost."

Reason for Omission: Ordinary Business (Rule 14a-8(i)(7))

Rule 14a-8(i)(7) provides that a proposal may be excluded if it deals with a matter relating to the company's ordinary business. We believe that this Proposal relates to an ordinary business matter and may thus be excluded from the proxy statement.

The adoption of quantitative goals for reducing total greenhouse gas (GHG) emissions from the Company's products and operations, and plans for achieving these goals, are ordinary business matters uniquely suited to the management of the Company. Identifying opportunities and executing plans to reduce GHG emissions are extremely complex matters requiring the input and analysis of a variety of experts. Developing the cost/benefit analysis of making specific changes to the Company's operations in order to effectuate potential reductions of GHG emissions from those operations, as well as from the Company's product mix is likewise a very technical matter requiring expertise which management is in the best position to oversee. The subject of the Proposal should be solely subject to the Board's discretion.

In Exxon Mobil Corporation (available March 27, 2003), the Staff concurred with the Company's arguments that it could exclude a proposal requesting the Board to prepare a series of strategic and implementation plans by a specified deadline outlining how ExxonMobil would implement significant energy efficiency improvements at its facilities, including certain specified projects. In Duke Energy Corporation (available Feb. 16, 2001), the Staff concurred that the company could exclude a proposal recommending that the board take necessary steps to reduce nitrogen oxide emissions from coal-fired plants operated by the company in North Carolina.

In addition, the Proposal seeks to micromanage the Company in requiring it to establish quantitative goals for reducing GHG emissions from the Company's *products*. As described above, this requirement involves such a complex analysis of financial and technical matters that shareholders would not be qualified to make an informed decision. Such a decision requires unique business and technical expertise as well as a detailed knowledge of the Company's operations. This is a matter best addressed by the management of the Company.

The Staff has consistently held that proposals attempting to micromanage a company's business in connection with the selection of products to be sold by the company may be excluded on ordinary business grounds. For example, in Wal-Mart Stores, Inc. (available March 24, 2006), the Staff concurred that the company could exclude a proposal requesting the board to publish a report evaluating the company's policies and procedures for minimizing customers' exposure to toxic substances in products. The Staff stated that the proposal appeared to relate to the company's "ordinary business operations (i.e., sale of particular products)."

In the Proposal at hand, the Proponent is attempting to micromanage the selection of the Company's products and is attempting to impose a specific timeframe (report by September 30, 2007) for establishing specific criteria (GHG emissions targets for those products). The decisions that play a part in the selection of products to be sold are inherently complex and

outside the knowledge and expertise of shareholders. The ability to make these business decisions regarding products is fundamental to management's ability to control the operations of the Company, and is thus not an appropriate subject of a shareholder proposal. This attempt at micromanagement would result in shareholders having to make a judgment that they would not, as a group, generally be in a position to make in an informed manner.

The Company acknowledges that the matter of GHG emissions in its operations is important – indeed the Company takes this matter very seriously and continues to work hard to improve energy efficiency and decrease emissions. However, the specifics of pursuing particular projects – i.e., the request by Proponent to require the establishment of specific targets - is not something that should be decided by the shareholders at the annual meeting.

The Company believes that this Proposal deals with an ordinary business matter and can therefore be omitted from the proxy statement.

If you have any questions or require additional information, please contact me directly at 972-444-1473. In my absence, please contact James E. Parsons at 972-444-1478. Please file-stamp the enclosed copy of the letter without exhibits and return it to me in the enclosed envelope. In accordance with SEC rules, I am also enclosing five additional copies of this letter and the enclosures. A copy of this letter (and enclosures) is being sent to the Proponent.

Sincerely,

Lisa K. Bork

LKB

Enclosures

cc - w/enc: **Proponent:**
Sister Patricia A. Daly, OP
Corporate Responsibility Representative
Sisters of St. Dominic of Caldwell New Jersey
40 South Fullerton Avenue
Montclair, New Jersey 07042
Phone: (973) 509-8800
Fax: (973) 509-8808

cc: **Co-Sponsors:**

Mr. Steve Abrecht
Executive Director of Benefit Funds
Service Employees International Union, CLC
1313 L Street, NW
Washington, DC 20005
Phone: 202.730.7051

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility
The Sisters of Charity of Saint Elizabeth
P.O. Box 476
Convent Station, NJ 07961-0476
Phone: 973.290.5402
Fax: 973.290.5441

Ms. Shelley Alpern
Vice President
Director of Social Research & Advocacy
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809
Phone: 617.423.6655
Fax: 617.482.6179

Ms. Meredith Benton
Research Associate
Walden Asset Management
One Beacon Street
Boston, MA 02108
Phone: 617.726.7250
Fax 617.227.3664

Sister Dolores Bourquin H.M.
Sisters of the Humility of Mary
318 Villa Drive
Villa Maria, PA 16155
Phone: 724.964.8861
Fax: 724.964.8082

Ms. Judy Byron, OP
Representative of the Adrian Dominican Sisters
Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, MI 49221-1793
Phone: 517.266.3400
Fax: 517.266.3524

Mr. Timothy P. Dewane
Director
Office of Global Justice & Peace
School Sisters of Notre Dame Milwaukee Province
13105 Watertown Plank Road
Elm Grove, WI 53122-2291
Phone: 262.782.9850
Fax: 262.207.0051

Ms. Joan FitzGerald
160 Brattle Street
Cambridge, MA 02138

Ms. Deborah R. Fleming
Chair, Northwest Religious Investment Trust
Sisters of Saint Joseph of Peace
1663 Killarney Way
Bellevue, WA 98009-0248
Phone: 425.541.1770
Fax: 425.462.9760

Sister Katherine Marie Glosenger, RSM
Treasurer
Sisters of Mercy of the Americas
2039 North Geyer Road
St. Louis, MO 63131-3399
Phone: 341.966.4313
Fax: 314.966.2298

Sister Doris Gottemoeller
SVP Mission & Values Integration
Catholic Healthcare Partners
615 Elsinore Place
Cincinnati, OH 45202
Phone: 513.639.2800
Fax: 513.639.2700

Sister Michele Harnett, SSL
Treasurer
Sisters of St. Louis California Region
22300 Mulholland Drive
Woodland Hills, CA 91364-4933
Phone: 818.883.1678
Fax: 818.346.6109

Sister Linda Hayes, OP
Dominican Sisters of Springfield Illinois
Sacred Heart Convent
1237 West Monroe Street
Springfield, IL 62704
Phone: 317.787.0481
Fax: 217.787.8169

Ms. Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
Mercy Investment Program
205 Avenue C, Apt. 10E
New York, NY 10009
Fax: 212.674.2542

Ms. Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
Sisters of Mercy, Regional Community of Detroit
205 Avenue C, Apt. 10E
New York, NY 10009
Fax: 212.674.2542

Ms. Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
Ursuline Sisters of Tildonk
205 Avenue C, Apt. 10E
New York, NY 10009
Fax: 212.674.2542

Sister Linda Jansen, SSND
Provincial Treasurer
School Sisters of Notre Dame St. Louis Province
320 East Ripa Avenue
St. Louis, MO 63125-2897
Phone: 314.544.0455
Fax: 314.544.6754

Sister Catherine Marie Kreta, CSJ
Sisters of St. Joseph of Carondelet
11999 Chalon Road
Los Angeles, CA 90049-1524
Phone: 310.889.2100
Fax: 310.476.8735

Reverend Joseph P. La Mar, MM
Assistant CFO
Coordinator, Corporate Social Responsibility
Maryknoll Fathers and Brothers
PO Box 305
New York, NY 10545-0305
Phone: 914.941.7636
Fax: 914.944.3601

Ms. Mary Kay Liston, CSJ
Secretary
Sisters of St. Joseph of Carondelet St. Louis Province
6400 Minnesota Avenue
St. Louis, MO 63111-2899
Phone: 314.481.8800
Fax: 314.351.3111

Ms. Nora M. Nash, OSF
Director, Corporate Social Responsibility
The Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014-1207
Phone: 610.558.7661
Fax: 610.558.5855

Sister Katherine Marie Glosenger, RSM
Treasurer
Sisters of Mercy of the Americas
2039 North Geyer Road
St. Louis, MO 63131-3399

Sister Patricia Kelly, SSJ
President
The Corporation of the Convent
of the Sisters of Saint Joseph, Chestnut Hill, Philadelphia
9701 Germantown Avenue
Philadelphia, PA 19118-2693

Ms. Andrea Panaritis
Executive Director
The Christopher Reynolds Foundation, Inc.
267 Fifth Avenue, Suite 1001
New York, NY 10016
Phone: 212.532.1606
Fax: 212.532.1403

Sister Ranah Phelan, CSJ
Province Leadership Team
Sisters of St. Joseph of Carondelet Albany Province
385 Watervliet-Shaker Road
Latham, NY 12110-4799
Phone: 518.783.3524
Fax: 518.783.3672

Ms. Catherine Rowan
Corporate Social Responsibility Coordinator
Maryknoll Sisters
PO Box 311
Maryknoll, NY 10545
Phone: 914.941.7575

Dr. Everard O. Rutledge
Vice President of Community Health
Bon Secours Health System
2097 Henry Tecklenburg Drive, Suite 214 West
Charleston, SC 29414

Sister Katherine Marie Glosenger, RSM
Treasurer
Sisters of Mercy of the Americas
2039 North Geyer Road
St. Louis, MO 63131-3399

Sister Patricia Kelly, SSJ
President
The Corporation of the Convent
of the Sisters of Saint Joseph, Chestnut Hill, Philadelphia
9701 Germantown Avenue
Philadelphia, PA 19118-2693

Ms. Andrea Panaritis
Executive Director
The Chrstopher Reynolds Foundation, Inc.
267 Fifth Avenue, Suite 1001
New York, NY 10016
Phone: 212.532.1606
Fax: 212.532.1403

Sister Ranah Phelan, CSJ
Province Leadership Team
Sisters of St. Joseph of Carondelet Albany Province
385 Watervliet-Shaker Road
Latham, NY 12110-4799
Phone: 518.783.3524
Fax: 518.783.3672

Ms. Catherine Rowan
Corporate Social Responsibility Coordinator
Maryknoll Sisters
PO Box 311
Maryknoll, NY 10545
Phone: 914.941.7575

Dr. Everard O. Rutledge
Vice President of Community Health
Bon Secours Health System
2097 Henry Tecklenburg Drive, Suite 214 West
Charleston, SC 29414

Ms. Joellen Sbrissa, CSJ
Chairperson
Social Responsible Investments Committee
Sisters of Saint Joseph of Wheeling
137 Mount St. Joseph Road
Wheeling, WV 26003-1799
Phone: 304.232.8160
Fax: 304.232.1404

Ms. Rose Marie Stallbaumer, OSB
Treasurer
Mount St. Scholastica Benedictine Sisters
801 South 8th Street
Atchison, KS 66002
Phone: 913.360.6200
Fax: 913.360.6190

Ms. Margaret Weber
Corporate Responsibility Director
Congregation of St. Basil
15015 Piedmont
Detroit, MI 48223
Phone: 313.272.5820

Ms. Susan Vickers, RSM
Vice President Community Health
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107-1739
Phone: 415.438.5500
Fax: 415.438.5724

Mr. John K. S. Wilson
Director – Socially Responsible Investing
Christian Brothers Investment Services, Inc.
90 Park Avenue, 29th Floor
New York, NY 10016-1301
Phone: 212.490.0800
Fax: 212.490.6092

Sister Henry Marie Zimmermann, OSB
Treasurer
Benedictine Sisters of Virginia
Saint Benedict Monastery
9535 Linton Hall Road
Bristow, VA 20136-1217
Phone: 703.361.0106

EXHIBIT 1

RECEIVED
DEC 06 2006
HUBBLE

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
40 South Fullerton Ave.
Montclair NJ 07042

973 509-8800 voice
973 509-8808 fax
tricri@mindspring.com

OFFICE OF ... CHAIRMAN
DEC 06 2006
Routed For: HHH
Informational Copy to:

December 5, 2006

Mr. Rex W. Tillerson, CEO
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Tillerson,

The Dominicans of Caldwell and members of the Interfaith Center on Corporate Responsibility continue to be vitally concerned about the long-term impact on our company of growing consumer apprehension about global warming and the public policies that continue to be developed internationally and in the U.S. We have been grateful for the dialogues we have had with executives of ExxonMobil over the years, and the apparent shift to curtail funding of disinformation about climate change is welcomed. We believe that it is time to take clear steps to commit to emissions reductions in both operations and product.

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of two hundred (200) shares of ExxonMobil, which we intend to hold at least until after the next annual meeting. Verification of ownership is attached.

I am hereby authorized to notify you of our intention to file the attached proposal regarding reducing greenhouse gas emissions for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

While there will be other shareholders submitting this resolution, I will serve as the primary contact for these concerns.

Sincerely,

Patricia A. Daly, OP
Corporate Responsibility Representative

cc: Henry Hubble, Secretary, Exxon Mobil

SHAREHOLDER PROPOSAL
DEC 06 2006
NO. OF SHARES________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Reduce Greenhouse Gas Emissions

Whereas:

ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";

ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (*2006 10K*);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated..." and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that "...the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." "The world's energy economy is on a pathway that is plainly not sustainable" (*FT Energy Special* 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 *Carbon Disclosure Project* response, from 2003 to 2005, the Company's global carbon dioxide (CO2) equivalent emissions increased;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO2 for every 100 tons emitted by product users (*CDP4*);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately 20.3 billion tons of carbon emissions, estimated to be 4.7% -5.3% of global CO2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

ExxonMobil has set an initial goal to improve energy efficiency by 10% by 2012 across its U.S. refining operations, but this goal does not address GHG emissions, nor does it cover overall operations or products.

RESOLVED: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

INVESTORS

BANK & TRUST

December 5, 2006

To Whom It May Concern:

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of 200 shares of Exxon Mobil Corp. These shares have been consistently held since they transferred into our account on 9/12/06. This transfer represents the continuous ownership of Exxon Mobil Corp. by the Sisters of St. Dominic, and does not reflect a recent purchase of this position. We have been directed by the shareowners to place a hold on this stock at least until the next annual meeting.

Sincerely,

John Han
Director

33 Maiden Lane, P.O. Box 2327, New York, NY 10272-2327 • Tel: (212) 931-9799

First*Clearing*
CORRESPONDENT SERVICES

November 7, 2006

GAMCO Asset Management
One Corporate Center
401 Theodore Fremond Ave
Rye, NY 10580

To Whom It May Concern:

As of September 11, 2006, our records indicate that account #7353-2298 The Community of the Sisters of St. Dominic of Caldwell, NJ was the holder of 200 shares of Exxon Mobil Corp., which were transferred from Gabelli & Co / GAMCO Asset Management Inc. to Investors Bank and Trust on September 11, 2006. Our records indicate that these shares have been consistently held for the account above referenced for more than one year.

Sincerely,

William W. Clarkson, Jr.
First Vice President

Riverfront Plaza
901 East Byrd Street
Richmond, VA 23219

800-727-0304
804-344-6255
www.firstclearing.com

First Clearing Correspondent Services, a division of First Clearing, LLC, member NYSE/SPIC

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

December 12, 2006

VIA UPS - OVERNIGHT DELIVERY

Sister Patricia A. Daly, OP
Corporate Responsibility Representative
Sisters of St. Dominic of Caldwell New Jersey
40 South Fullerton Avenue
Montclair, NJ 07042

Dear Sister Patricia Daly:

This will acknowledge receipt of the proposal concerning greenhouse gas emissions goals, which you have submitted on behalf of the Sisters of St. Dominic of Caldwell New Jersey in connection with ExxonMobil's 2007 annual meeting of shareholders. By copy of letters from Investors Bank & Trust and First Clearing Correspondent Services, share ownership has been verified.

You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event that there are co-filers of this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. Obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 12, 2006

VIA UPS OVERNIGHT DELIVERY

Mr. Steve Abrecht
Executive Director of Benefit Funds
Service Employees International Union, CLC
1313 L Street, NW
Washington, DC 20005

Dear Mr. Abrecht:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the SEIU Master Trust the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since SEIU Master Trust does not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially.

Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 11, 2006, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 11, 2006; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

Enclosure

Amalgamated Bank

America's Labor Bank

December 11th, 2006

Mr. Steve Abrecht
Executive Director of Benefit Funds
SEIU Master Trust
11 DuPont Circle, Suite 900
Washington, DC 20036

Re: Exxon Mobil Corp: Cusip # 30231g102

Dear Mr. Abrecht:

Amalgamated Bank is the record owner of 160,928 shares of common stock (the "Shares") of Exxon Mobil Corp., beneficially owned by the SEIU Master Trust. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account # 2352. The SEIU Master Trust has held the Shares continuously for at least one year on December 11, 2006 and continues to hold the Shares as of the date set forth above.

If you have any questions or need anything further, please do not hesitate to call me at (212)727-6027.

Very truly yours,

H. A. Scott

Hugh Scott
First Vice President
Amalgamated Bank

SHAREHOLDER PROPOSAL

DEC 13 2006

NO. OF SHARES ____________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

15 UNION SQUARE, NEW YORK, N.Y. 10003-3378 • (212) 255-6200
MEMBER FEDERAL DEPOSIT INSURANCE CORPORATION

SEIU®
Stronger Together

December 11, 2006

Henry H. Hubble
Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Also Via Email: henry.h.hubble@exxonmobil.com
And Via Facsimile: 972-444-1505

Dear Mr. Hubble:

On behalf of the SEIU Master Trust ("the Trust"), I write to give notice that, pursuant to the 2006 proxy statement of ExxonMobil Corp. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2007 annual meeting of shareholders (the "Annual Meeting"). This Proposal is being co-filed with the Sisters of St. Dominic of Caldwell, NJ, represented by Sister Patricia Daly. A separate co-filing authorization document is attached for your convenience.

The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of ExxonMobil shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held. Proof of share ownership is being sent to you immediately following this filing.

The Proposal is attached. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Trust has no material interest other than that believed to be shared by stockholders of the Company generally. Please contact me at (202)730-7051 if you have any questions.

Sincerely,

Steve Abrecht
Executive Director of Benefit Funds

SA:TR:bh

CC: David Henry: david.g.henry@exxonmobil.com

SHAREHOLDER PROPOSAL

DEC 11 2006

NO. OF SHARES________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
1313 L Street, NW
Washington, DC 20005
202.639.0890
800.458.1010
www.SEIU.org

2908.440rtaa.9.05

"QuantumView" <QuantumViewNotify@ups.com>

12/13/06 12:49 PM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com

cc

bcc

Subject UPS Exception Notification, Tracking Number 1Z75105X0192527677

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice alerts you delivery of the following shipment has been rescheduled.

Important Delivery Information

Tracking Number:	1Z75105X0192527677
Rescheduled Delivery Date:	14-December-2006
Exception Reason:	THE RECEIVER HAS MOVED. UPS ATTEMPTING TO LOCATE RECEIVER TO COMPLETE DELIVERY, NO DELIVERY WAS MADE
Exception Status/Resolution:	THE ADDRESS HAS BEEN CORRECTED. THE DELIVERY HAS BEEN RESCHEDULED (RESOLUTION)

Shipment Detail

Ship To:

Mr. Steve Abrecht
Service Employees Intern'l Union
1313 L Street, NW
WASHINGTON
DC
200054110
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Reference Number 1:	0137/6401

Reduce Greenhouse Gas Emissions

Whereas:

ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";

ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (*2006 10K*);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated..." and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that "...the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." "The world's energy economy is on a pathway that is plainly not sustainable" (*FT Energy Special* 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 *Carbon Disclosure Project* response, from 2003 to 2005, the Company's global carbon dioxide (CO2) equivalent emissions <u>increased</u>;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO2 for every 100 tons emitted by product users (*CDP4*);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately <u>20.3 billion tons</u> of carbon emissions, estimated to be 4.7% -5.3% of global CO2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

ExxonMobil has set an initial goal to improve energy efficiency by 10% by 2012 across its U.S. refining operations, but this goal does not address GHG emissions, nor does it cover overall operations or products.

<u>RESOLVED</u>: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

SEIU®
Stronger Together

December 11, 2006

Mr. David G. Henry
Section Head, Shareholder Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Via Facsimile: 972-444-1505

And via Email: david.g.henry@exxonmobil.com

Dear Mr. Henry:

Regarding the proposal concerning GHG Emissions Reduction Goals, which I have co-filed for the 2007 ExxonMobil Corporation Annual Meeting of Shareholders, I designate Sister Patricia Daly (Tri-State Coalition for Responsible Investment and Sisters of St. Dominic of Caldwell, NJ) as the lead filer to act on the SEIU Master Trust's behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the Company concerning the proposal and to agree on modifications or a withdrawal of the proposal on the Trust's behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Steve Abrecht
Executive Director of Benefit Funds

SA:TR:bh

CC: Henry H. Hubble, Corporate Secretary:
henry.h.hubble@exxonmobil.com

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
1313 L Street, NW
Washington, DC 20005
202.639.0890
800.458.1010
www.SEIU.org

BENEFIT FUNDS OFFICE of the
Service Employees International Union
11 Dupont Circle ♦ Washington, DC 20036
Phone: (202) 730-7500 Fax: (202) 842-0046

SEIU Master Trust:
SEIU National Industry Pension Fund
SEIU Affiliates' Officers & Employees Pension Fund
SEIU Staff Pension Fund

Fax

To:	HENRY H. HUBBLE	**From:**	STEVE ABRECHT
Fax:	972-444-1505	**Pages:**	4 , including cover sheet
Phone:		**Date:**	12/11/2006
Re:	SHAREHOLDER SUBMISSION	**CC:**	

• **Comments:**

THE ATTACHED SUBMISSION FOR THE 2007 ANNUAL MEETING OF SHAREHOLDERS HAS ALSO BEEN SENT BY EMAIL; THE ORIGINAL WILL BE SENT BY UPS OVERNIGHT DELIVERY.

greenhouse gas emiss.
proof OK

pg4

RECEIVED
DEC 18 2006
H. H. HUBBLE

SEIU
Stronger Together

December 11, 2006

Henry H. Hubble
Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Also Via Email: henry.h.hubble@exxonmobil.com
And Via Facsimile: 972-444-1505

Dear Mr. Hubble:

In compliance with Rule 14a-8(b)(2), enclosed please find a "Proof of Ownership" letter from Amalgamated Bank dated December 11th, 2006.

If you have any questions or need any additional information you can contact me at 202-730-7051.

Sincerely,

Steve Abrecht
Executive Director of Benefit Funds

SA:TR:bh
Enclosure

cc: David Henry: david.g.henry@exxonmobil.com

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, Suite 900
Washington, DC 20036
202.730.7500
800.458.1010
www.SEIU.org

2908 440m 9 05

Amalgamated Bank

America's Labor Bank

December 11th, 2006

Mr. Steve Abrecht
Executive Director of Benefit Funds
SEIU Master Trust
11 DuPont Circle, Suite 900
Washington, DC 20036

Re: Exxon Mobil Corp: Cusip # 30231g102

Dear Mr. Abrecht:

Amalgamated Bank is the record owner of 160,928 shares of common stock (the "Shares") of Exxon Mobil Corp., beneficially owned by the SEIU Master Trust. The shares are held by Amalgamated Bank at the Depository Trust Company in our participant account # 2352. The SEIU Master Trust has held the Shares continuously for at least one year on December 11, 2006 and continues to hold the Shares as of the date set forth above.

If you have any questions or need anything further, please do not hesitate to call me at (212)727-6027.

Very truly yours,

Hugh Scott
First Vice President
Amalgamated Bank

15 UNION SQUARE, NEW YORK, N.Y. 10003-3378 • (212) 255-6200
MEMBER FEDERAL DEPOSIT INSURANCE CORPORATION

515

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 14, 2006

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility
The Sisters of Charity of Saint Elizabeth
P.O. Box 476
Convent Station, NJ 07961-0476

Dear Sister Barbara Aires:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of Charity of Saint Elizabeth the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. However, the proof of share ownership included with your submission was insufficient.

You provided ownership from Ashfield & Co. According to our records, Ashfield & Co. is neither a registered shareholder nor a DTC participant, and therefore is itself a beneficial owner of ExxonMobil stock. As required by Rule 14a-8(b)(2)(i) (copy enclosed), proof of ownership must be provided by the record holder of securities. We will accept a statement from Ashfield & Co. dated on or after the date of this submission, December 13, 2006, identifying the record holder, together with evidence from the record holder verifying Ashfield & Co's beneficial position.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

Sincerely,

David Henry

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

Enclosure

THE SISTERS OF CHARITY
OF SAINT ELIZABETH

December 13, 2006

Mr. Rex W. Tillerson
Chairman and Chief Executive Officer
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

By Fax 972-444-1505 and
972-444-1193
Original by FedEx

Dear Mr. Tillerson,

The Sisters of Charity of Saint Elizabeth continue to review reports of the effect of fossil fuel combustion on global warming. We are concerned about the risks involved for our Company and the Company's plans to reduce greenhouse gas emissions. We, therefore, request the Board of Directors to prepare a report to shareholders by September, 2007 on goals of our company to reduce emissions as described in the attached proposal.

The Sisters of Charity of Saint Elizabeth are beneficial owners of **at least** 500 shares of stock. Enclosed is proof of ownership. We will retain shares through the annual meeting.

I have been authorized to notify you of our intention to co-sponsor this resolution with the Community of the Sisters of St. Dominic of Caldwell, NJ for consideration by the stockholders at the next annual meeting I hereby submit it for inclusion in the proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities Act of 1934.

If you should, for any reason, desire to oppose the adoption of this proposal by the stockholders please include it in the corporation's proxy material attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility

Enc
SBA/an

SHAREHOLDER PROPOSAL

DEC 13 2006

NO. OF SHARES ____________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

OFFICE OF THE TREASURER
BAIRES@SCNJ.ORG

973.290.5402
973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

Reduce Greenhouse Gas Emissions

Whereas:

ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";

ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (*2006 10K*);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated..." and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that "...the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." "The world's energy economy is on a pathway that is plainly not sustainable" (*FT Energy Special* 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 *Carbon Disclosure Project* response, from 2003 to 2005, the Company's global carbon dioxide (CO_2) equivalent emissions increased;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO_2 for every 100 tons emitted by product users (*CDP4*);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO_2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately 20.3 billion tons of carbon emissions, estimated to be 4.7% -5.3% of global CO_2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

ExxonMobil has set an initial goal to improve energy efficiency by 10% by 2012 across its U.S. refining operations, but this goal does not address GHG emissions, nor does it cover overall operations or products.

RESOLVED: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

THE SISTERS OF CHARITY
OF SAINT ELIZABETH

December 13, 2006

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

VIA FACSIMILE: 972-444-1505 AND
972-444-1193

Dear Mr. Henry:

Regarding the proposal concerning Reduce Greenhouse Gas Emissions, which I have co-filed for the 2007 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Patricia A. Daly, O.P. as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize Exxon Mobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires
Coordinator of Corporate Responsibility

SBA/an

OFFICE OF THE TREASURER
BAIRES@SCNJ.ORG

973.290.5402
973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

Ashfield&Co.,Inc.
INVESTMENT MANAGEMENT SERVICES

750 Battery Street, Suite 600
San Francisco, CA 94111

MAIN 415 391-4747
FAX 415 391-1234

WWW.ASHFIELD.COM

December 13, 2006

Mr. Rex W. Tillerson
Chairman and Chief Executive Officer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RE: The Sisters of Charity of Saint Elizabeth

Dear Mr. Tillerson,

This letter along with the attached asset detail shall serve as proof of beneficial ownership of 500 shares of Exxon Mobil Corporation for The Sisters of Charity of Saint Elizabeth. These shares have been held for one year and will be retained through the Annual Meeting.

Please feel free to contact me should you need anything further.

Sincerely,

Kelli K. Hill
Portfolio Manager
415.391.4747

Cc Sister Barbara Aires

ASHFIELD & CO., INC.

TRANSACTION AUDIT

FROM: / / THRU: 12/13/06

REF #	ACCTNO / SHORT NAME	T TRANS DESCRIPTION	CAT	IA	PM	PA	CNTY	E	SHARES	SYMBOL	TRADE DT	CXL C P	STLMT DT	UNIT-PRICE / BROKER	NET	COMMISSION / INTEREST	BROKER#	COST
0AJC	S070	INITIAL STOCK IN							5,250.000	XOM	06/22/05	C		59.670000	313,267.50			289,649.90
	SISTERS - CHARITY FE				KH	YA	US			EXXON MOBIL CORP (NEW)								
										OFFSET:$0815384T COMM ALLOC:								
0IH10	S070	SELL							4,750.000	XOM	07/06/05	C	07/11/05	59.091700	280,578.84	95.00	JCTOSD	
	SISTERS - CHARITY FE				KH	YA	US	1		EXXON MOBIL CORP (NEW)				JEFFERIES & CO., INC.			JCTOSD	
										OFFSET:$0815384T COMM ALLOC:								
$FP7U	S070	DIVIDEND INCOME								XOM	09/09/05	C			145.00			
	SISTERS - CHARITY FE				KH	YA	US			EXXON MOBIL CORP (NEW)								
										OFFSET:$0815384T COMM ALLOC:								
$G180	S070	DIVIDEND INCOME								XOM	12/09/05	C			145.00			
	SISTERS - CHARITY FE				KH	YA	US			EXXON MOBIL CORP (NEW)								
										OFFSET:$0815384T COMM ALLOC:								
3DOC	S070	DIVIDEND INCOME								XOM	03/10/06	C			160.00			
	SISTERS - CHARITY FE				KH	YA	US			EXXON MOBIL CORP (NEW)								
										OFFSET:$0815384T COMM ALLOC:								
3PZM	S070	DIVIDEND INCOME								XOM	06/09/06	C			160.00			
	SISTERS - CHARITY FE				KH	YA	US			EXXON MOBIL CORP (NEW)								
										OFFSET:$0815384T COMM ALLOC:								
I383	S070	DIVIDEND INCOME								XOM	09/11/06	C			160.00			
	SISTERS - CHARITY FE				KH	YA	US			EXXON MOBIL CORP (NEW)								
										OFFSET:$0815384T COMM ALLOC:								
IET9	S070	DIVIDEND INCOME								XOM	12/11/06	C			160.00			
	SISTERS - CHARITY FE				KH	YA	US			EXXON MOBIL CORP (NEW)								
										OFFSET:$0815384T COMM ALLOC:								
TOTAL									10000.000						594,776.34	95.00		289,649.90

THE SISTERS OF CHARITY
OF SAINT ELIZABETH

FAX TRANSMITTAL

Date and Time: Wednesday, December 13, 2006 1:20 pm EST

To: Mr. Rex W. Tillerson, CEO

Mr. David Henry

Company: Exxon Mobil Corporation

Fax No.: 972-444-1193

FROM: SISTER BARBARA AIRES
SISTERS OF CHARITY OF SAINT ELIZABETH
TEL: 973-290-5402
Fax: 973-290-5441

MESSAGE: See Enclosures

No. of Pages: 7, including cover

6HG
prms OK

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000

Northern Trust

SHAREHOLDER RELATIONS

DEC 19 2006

NO. OF SHARES ______
COMMENT: ______
ACTION: ______

December 19, 2006

Mr. Rex W. Tillerson
Chairman and Chief Executive Officer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RE: Sisters of Charity of Saint Elizabeth

Dear Mr. Tillerson

This letter along with the attached asset detail shall serve as proof of beneficial ownership of 500 shares of Exxon Mobil Corporation for The Sisters of Charity of Saint Elizabeth. These shares have been held for at least one year.

Sincerely,

Lisa M. McDougal

Lisa McDougal
Vice President

Cc Sister Barbara Aires, Sisters of Charity of Saint Elizabeth

Exposure Reference Date: 18 December 2006

Account	Shares	Market Value	% of Exposure	% of Account	Unrealized Gain/Loss
SRS CHARITY-ST ELIZ-CRAWFORD (2631736)	3,670	277,122	88.01%	3.57%	63,491
SRS CHARITY-ST ELIZ-ASHFIELD (2632355)	500	37,755	11.99%	0.50%	9,045
Totals	**4,170**	**314,877**	**100.0%**		**72,536**

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 14, 2006

VIA UPS OVERNIGHT DELIVERY

Ms. Shelley Alpern
Vice President
Director of Social Research & Advocacy
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

Dear Ms. Alpern:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of Michael R. Lazarus the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since Mr. Lazarus does not appear on our records as a registered shareholder, you must submit proof that he meets these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that he may own beneficially.

Note in particular that the proof of ownership (1) must be provided by the holder of record; (2) must indicate that he owned the required amount of securities as of December 13, 2006, the date of submission of the proposal; (3) must state that he has continuously owned the securities for at least 12 months prior to December 13, 2006; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility. In addition, you

must submit a letter of authorization and intent to continue to hold stock until the 2007 annual meeting from Mr. Lazarus.

Your response adequately correcting these problems must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

David Henry

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

Enclosures

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning greenhouse gas emissions gases, which I have co-filed for the 2007 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Sister Patricia Daly as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

____

Michael R. Lazarus

TRILLIUM ASSET MANAGEMENT
Over 20 Years of Investing for a Better World

Trillium Asset Management Corporation
www.trilliuminvest.com

December 13, 2006

Mr. Henry H. Hubble
Vice President, Investor Relations and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Via fax (972-444-1199) and regular mail

Dear Mr. Hubble:

On behalf of our client Michael R. Lazarus, we are submitting the enclosed proposal for inclusion in the 2007 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mr. Lazarus is the beneficial owner of more than $2,000 of Exxon Mobil common stock. We will forward shortly a letter from Mr. Lazarus authorizing this filing and attesting to his intention to hold at least the requisite number of shares for proxy resolutions through the date of the 2007 stockholders' meeting. Verification of ownership will also be forwarded separately. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

We are filing in cooperation with Sister Patricia Daly of the Tri-State Coalition for Responsible Investment and the Sisters of St. Dominic of Caldwell, NJ, who is the lead filer. We would like to be copied on all correspondence.

Thank you for your attention.

Sincerely,

Shelley Alpern

Shelley Alpern
Vice President
Director of Social Research & Advocacy

SHAREHOLDER PROPOSAL

DEC 13 2006

NO. OF SHARES________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

TRILLIUM ASSET MANAGEMENT™
Over 20 Years of Investing for a Better World™

Trillium Asset Management Corporation
www.trilliuminvest.com

12/13/06

Mr. David G. Henry
Section Head, Shareholder Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Via Facsimile: 972-444-1505

And via Email: david.g.henry@exxonmobil.com

CC: Henry H. Hubble, Corporate Secretary: henry.h.hubble@exxonmobil.com

Dear Mr. Henry:

Regarding the proposal concerning GHG Emissions Reduction Goals, which I have co-filed for the 2007 ExxonMobil Corporation Annual Meeting of Shareholders, I designate Sister Patricia Daly (Tri-State Coalition for Responsible Investment and Sisters of St. Dominic of Caldwell, NJ) as the lead filer to act on Michael R. Lazarus' behalf, as a client of Trillium Asset Management, for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the Company concerning the proposal and to agree on modifications or a withdrawal of the proposal on the Trust's behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Shelley Alpern

Shelley Alpern
Vice President
Director of Social Research & Advocacy

BOSTON
711 Atlantic Avenue
Boston, Massachusetts 02111-2809
T: 617-423-6655 F: 617-482-6179
800-548-5684

DURHAM
353 West Main Street, Second Floor
Durham, North Carolina 27701-3215
T: 919-688-1265 F: 919-688-1451
800-853-1311

SAN FRANCISCO
369 Pine Street, Suite 711
San Francisco, California 94104-3310
T: 415-392-4806 F: 415-392-4535
800-933-4806

BOISE
104 South Capitol Boulevard
Boise, Idaho 83702-5901
T: 208-387-0777 F: 208-387-0278
800-567-0538

Reduce Greenhouse Gas Emissions

Whereas:

ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";

ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (*2006 10K*);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated…" and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that "…the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." "The world's energy economy is on a pathway that is plainly not sustainable" (*FT Energy Special* 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 *Carbon Disclosure Project* response, from 2003 to 2005, the Company's global carbon dioxide (CO2) equivalent emissions <u>increased</u>;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO2 for every 100 tons emitted by product users (*CDP4*);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately <u>20.3 billion tons</u> of carbon emissions, estimated to be 4.7% -5.3% of global CO2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

ExxonMobil has set an initial goal to improve energy efficiency by 10% by 2012 across its U.S. refining operations, but this goal does not address GHG emissions, nor does it cover overall operations or products.

RESOLVED: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.



David G Henry/Dallas/ExxonMobil

12/13/06 04:39 PM

To Denise K Lowman/Dallas/ExxonMobil@xom
cc
bcc
Subject Fw: Shareholder Resolution

Co-filer on Sister pat's proposal.

David G. Henry
Investor Relations
(972) 444-1193

----- Forwarded by David G Henry/Dallas/ExxonMobil on 12/13/06 04:39 PM -----



Julie Mackin <jmackin@trilliuminvest.com>

12/13/06 03:56 PM

To david.g.henry@exxonmobil.com
cc
Subject Shareholder Resolution

Dear Mr. Henry
On behalf of our client Michael R. Lazarus, we are submitting the attached letter and proposal for inclusion in the 2007 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.
These documents will also be faxed and over nighted to your offices in Texas.
Thank you for your time,
Julie Mackin

Julie Mackin
Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111-280
(617) 532-6682

Julie Mackin
Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111-280
(617) 532-6682 XOM Filing Letter 07.doc 2007 XOM Co-filer Authorization.doc
2007 GHG reduction goals XOM resol FINAL 12 11 06.doc

December 13, 2006

Mr. Henry H. Hubble
Vice President, Investor Relations and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Via fax (972-444-1199) and regular mail

Dear Mr. Hubble:

On behalf of our client Michael R. Lazarus, we are submitting the enclosed proposal for inclusion in the 2007 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mr. Lazarus is the beneficial owner of more than $2,000 of Exxon Mobil common stock. We will forward shortly a letter from Mr. Lazarus authorizing this filing and attesting to his intention to hold at least the requisite number of shares for proxy resolutions through the date of the 2007 stockholders' meeting. Verification of ownership will also be forwarded separately. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

We are filing in cooperation with Sister Patricia Daly of the Tri-State Coalition for Responsible Investment and the Sisters of St. Dominic of Caldwell, NJ, who is the lead filer. We would like to be copied on all correspondence.

Thank you for your attention.

Sincerely,

Shelley Alpern

Shelley Alpern
Vice President
Director of Social Research & Advocacy

12/13/06

Mr. David G. Henry
Section Head, Shareholder Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Via Facsimile: 972-444-1505

And via Email: david.g.henry@exxonmobil.com

CC: Henry H. Hubble, Corporate Secretary: henry.h.hubble@exxonmobil.com

Dear Mr. Henry:

Regarding the proposal concerning GHG Emissions Reduction Goals, which I have co-filed for the 2007 ExxonMobil Corporation Annual Meeting of Shareholders, I designate Sister Patricia Daly (Tri-State Coalition for Responsible Investment and Sisters of St. Dominic of Caldwell, NJ) as the lead filer to act on Michael R. Lazarus' behalf, as a client of Trillium Asset Management, for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the Company concerning the proposal and to agree on modifications or a withdrawal of the proposal on the Trust's behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Shelley Alpern

Shelley Alpern
Vice President
Director of Social Research & Advocacy

Reduce Greenhouse Gas Emissions

Whereas:

ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";

ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (*2006 10K*);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated..." and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that "...the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." "The world's energy economy is on a pathway that is plainly not sustainable" (*FT Energy Special* 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 *Carbon Disclosure Project* response, from 2003 to 2005, the Company's global carbon dioxide (CO2) equivalent emissions <u>increased</u>;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO2 for every 100 tons emitted by product users (*CDP4*);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately <u>20.3 billion tons</u> of carbon emissions, estimated to be 4.7% -5.3% of global CO2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

ExxonMobil has set an initial goal to improve energy efficiency by 10% by 2012 across its U.S. refining operations, but this goal does not address GHG emissions, nor does it cover overall operations or products.

RESOLVED: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

charles SCHWAB
INSTITUTIONAL

PO Box 628290 Orlando Florida 32862-8290

December 13, 2006

TO WHOM IT MAY CONCERN:

Re: Michael Lazarus/ Schwab Account #30503524

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account more than $2,000 worth of common stock in ExxonMobil (XOM). These shares have been held continuously for at least one year prior to December 13, 2006.

The shares are held at Depository Trust Company under the Nominee name of Charles Schwab & Co., Inc.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,

Robert B. Shields

RECEIVED
DEC 27 2006
H. H. HUBBLE

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning greenhouse gas emissions gases, which I have co-filed for the 2007 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Sister Patricia Daly as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Michael R. Lazarus

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 12, 2006

VIA UPS OVERNIGHT DELIVERY

Ms. Meredith Benton
Research Associate
Walden Asset Management
One Beacon Street
Boston, MA 02108

Dear Ms. Benton:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of clients of Walden Asset Management the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. By copy of a letter from The Bank of New York, share ownership has been verified.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly
Mr. Timothy Smith

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 12, 2006

VIA UPS OVERNIGHT DELIVERY

Mr. John K. S. Wilson
Director – Socially Responsible Investing
Christian Brothers Investment Services, Inc.
90 Park Avenue, 29th Floor
New York, NY 10016-1301

Dear Mr. Wilson:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of Christian Brothers Investment Services, Inc. the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. By copy of a letter from Mellon Global Securities Services, share ownership has been verified.

Sincerely,

David Henry

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

"QuantumView"
<QuantumViewNotify@
ups.com>

12/13/06 09:55 AM

Please respond to
auto-notify@ups.com

To denise.k.lowman@exxonmobil.com
cc
bcc
Subject UPS Delivery Notification, Tracking Number 1Z75105X0195109293

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 13-December-2006 / 9:56 AM
Delivery Location: DOCK
Signed by: OBRIEN

Shipment Detail

Ship To:
Ms. Meredith Benton
Walden Asset Management
One Beacon Street
BOSTON
MA
021083115
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0195109293
Reference Number 1:	0137/6401

____2@@2@@2H8OnWoZ302xe0787jOG5Q2K0uuO25Olxj79O5____

Walden Asset Manageme[illegible]
Investing for social change since [illegible]

RECEIVED
DEC 08 2006
H. H. HUBBLE

December 1, 2006

Mr. Henry Hubble
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Hubble:

Walden Asset Management holds at least 135,000 shares of Exxon Mobil Corporation stock on behalf of clients whose portfolios seek to achieve social as well as financial objectives. Walden Asset Management, a division of Boston Trust & Investment Management Company, is an investment manager with more than $1.5 billion in assets under management.

Our clients believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Research is proliferating that indicates companies taking steps to address the risks associated with global climate change will benefit from enhanced shareholder value. We have been, on behalf of our clients, working to address this issue in a variety of ways.

We are submitting the enclosed shareholder proposal for inclusion in the 2007 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are co-filing this resolution, whose primary filer is Dominican Sisters of Caldwell, NJ. Walden Asset Management is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above-mentioned number of shares. We have been a shareholder for more than one year and verification of our ownership position is enclosed. We will continue to invest in at least the requisite number of shares for proxy resolutions through the stockholders' meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

Sincerely,

Meredith Benton
Research Associate

SHAREHOLDER PROPOS
DEC 08 2006
NO. OF SHARES ______
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SM

Cc: Timothy Smith – Walden Asset Management
Sister Patricia Daly

December 1, 2006

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning Reduce Greenhouse Gas Emissions, which I have co-filed for the 2007 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Dominican Sisters of Caldwell, NJ as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Timothy Smith
Walden Asset Management

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

111 SANDERS CREEK PARKWAY, EAST SYRACUSE, NY 13057

December 1, 2006

To Whom It May Concern:

The Bank of New York acts as custodian for Boston Trust & Investment Management Company (Boston Trust). Walden Asset Management is the socially responsive investment division of Boston Trust.

We are writing to verify that Walden Asset Management currently at least **135,000** shares of **Exxon Mobil Corp.** (Cusip **#30231G102**). We confirm that Walden Asset Management has beneficial ownership of at least $2,000 in market value of the voting securities of **Exxon Mobil Corp.** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Should you require further information, please contact Walden Asset Management directly.

Sincerely,

Joshua P. Pasquariello
Account Administrator

Reduce Greenhouse Gas Emissions

Whereas:

ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";

ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (*2006 10K*);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated..." and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that "...the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." "The world's energy economy is on a pathway that is plainly not sustainable" (*FT Energy Special* 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 *Carbon Disclosure Project* response, from 2003 to 2005, the Company's global carbon dioxide (CO2) equivalent emissions increased;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO2 for every 100 tons emitted by product users (*CDP4*);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately 20.3 billion tons of carbon emissions, estimated to be 4.7% -5.3% of global CO2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

ExxonMobil has set an initial goal to improve energy efficiency by 10% by 2012 across its U.S. refining operations, but this goal does not address GHG emissions, nor does it cover overall operations or products.

RESOLVED: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 12, 2006

VIA UPS OVERNIGHT DELIVERY

Sister Dolores Bourquin H.M.
Sisters of the Humility of Mary
318 Villa Drive
Villa Maria, PA 16155

Dear Sister Dolores Bourquin:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of Humility of Mary the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. However, the proof of share ownership you included with your submission is not sufficient.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since the Sisters of the Humility of Mary does not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially.

Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 6, 2006, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 6, 2006; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting these problems must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

Enclosure

"QuantumView" <QuantumViewNotify@ups.com>

12/13/06 10:57 AM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com

cc

bcc

Subject UPS Delivery Notification, Tracking Number 1Z75105X0199095078

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 13-December-2006 / 10:38 AM
Delivery Location: RECEIVER
Signed by: GESSLER

Shipment Detail

Ship To:
Sister Dolores Bourquin
Sisters of the Humility of Mary
318 Villa Drive
Villa Maria
PA
16155
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0199095078
Reference Number 1:	0137/6401

____2@@2@@2W8ko5WQz6Opf6aNaLkMc4O16bbkOckhpLaGkc____

DEC 0 8 2006

Sisters of the Humility of Mary

December 6, 2006
Sisters of the Humility of Mary
318 Villa Drive
Villa Maria Pa. 1615

Mr. Rex W.Tillerson, CEO
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX75039-2298

Dear Mr. Tillerson,

The Sisters of the Humility of Mary of Villa Maria, Pa., are deeply concerned about the long term impact on our company of growing consumer apprehension about global warming and the public policies that continue to be developed internationally and in the United States. We believe that it is time for our company to take definite steps to commit to emission reductions in both operations and product.

The Sisters of Humility of Mary of Villa Maria are the beneficial owners of 110 shares of ExxonMobil which we intend to hold for a least the next couple of years. We have authorized Patricia A. Daly, O. P. to be the primary filer of the enclosed resolution and to notify you of the attached proposal regarding the reducing of greenhouse gas emissions. Please send copies of any correspondence directly to her address.

You will find an enclosed letter from Alliance Bernstein verifying our investment in Exxon Mobil. I have also included a paper authorizing Patricia A. Daly as the lead filer in this proposal and/or action.

Sincerely Yours,

Sister Dolores Bourquin H.M.

Sister Dolores BourquinH.M.
318 Villa Drive
Villa Maria, Pa. 16155

Sister Patricia A. Daly O. P.
Office of Corporate Responsibility
40SouthFullerton Ave
Montclair NJ 07042

SHAREHOLDER PROPOSAL

DEC 08 2006

NO. OF SHARES____________

DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Reduce Greenhouse Gas Emissions

Whereas:

ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";

ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (*2006 10K*);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated..." and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that "...the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." "The world's energy economy is on a pathway that is plainly not sustainable" (*FT Energy Special* 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 *Carbon Disclosure Project* response, from 2003 to 2005, the Company's global carbon dioxide (CO2) equivalent emissions <u>increased</u>;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO2 for every 100 tons emitted by product users (*CDP4*);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately <u>20.3 billion tons</u> of carbon emissions, estimated to be 4.7% -5.3% of global CO2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

ExxonMobil has set an initial goal to improve energy efficiency by 10% by 2012 across its U.S. refining operations, but this goal does not address GHG emissions, nor does it cover overall operations or products.

RESOLVED: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

Section Head, Shareholder Relations

Exxon Mobil Corporation

5959 Las Colinas Blvd.

Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning Reduce Greenhouse Gas Emissions, which I have co-filed for the 2007 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Pat Daly as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Sister Dolores [illegible]

[Co-filer's name]

AllianceBernstein

November 6, 2006

Sisters of the Humility of Mary
Attn: Gina Benson
P.O. Box 313
Villa Maria, PA 16155

Dear Gina:

This letter is in response to your request for information of stock ownership for Exxon Mobil Corp. The Sisters of the Humility of Mary Shareholders Resolution account currently holds 110 shares of Exxon Mobil Corp. Listed below is the information requested:

Stock	Shares	Date of Acquisition	Total Market Value*
Exxon Mobil Corp.	110	11/07/2002	$7,936.50

* Price as of November 3, 2006

If you should need any further information, please do not hesitate to give me a call at 216/378-8065.

Sincerely,

Linda E. Dugan

Linda E. Dugan
Portfolio Assistant

Sisters of the Humility of Mary

Mr. David G. Henry
Shareholder Relations

December 21, 2006

Exxon Mobil 21, 2006
Investor Relations
5959 Las Colinas Boulevard
Irving,Texas 75039

Dear Mr. Henry,

Enclosed you will find the confirmation letter from the Officer, Megan Doheny, of the Mellon Bank of Pittsburgh, Pa., verifying our shares of Exxon Mobil Corporation stock. These shares of stock are held by the Sisters of the Humility of Mary of Villa Maria, Pa. We have held these stocks for a number of years and will continue to do so indefinitely.

This letter is in response to December 12, 2006 letter which I received from you in regard to the shareholder proposal, Reduce Greenhouse Emissions, dated December 6, 2006. The primary filer is Sister Patricia A. Daly O. P. from the Office of Corporate Responsibility, 40 South Fullerton Ave., Montclair NJ 07042 The co-filer of this resolution is the Sisters of the Humility of Mary of Villa Maria. PA.

Sincerely yours,

Sister Dolores Bourquin HM

Sister Dolores Bourquin HM
318 Villa Drive, P. O. Box 432
Villa Maria, Pa.16155

SHAREHOLDER RELATIONS

DEC 28 2006

NO. OF SHARES________
COMMENT:________
ACTION:________

MEMBERSHIP
20015 Detroit Road - Rocky River, Ohio 44116-2418
phone 440 356 6560 fax 440 356 5714

Mellon

Mellon Global Securities Services

December 19, 2006

Ms. Cathy Weiss
Sisters of the Humility of Mary
Villa Maria, Community Center
Villa Maria, PA 16155

Dear Cathy,

This letter is confirmation that Sisters of the Humility of Mary currently holds 110 shares of Exxon Mobil Corporation stock. Sisters of the Humility of Mary has continuously held these shares of stock for at least one year prior to submission of their letter of proposal and such investment has a market value greater than $2,000.

This security is currently held by Mellon Bank, N.A. for Sisters of the Humility of Mary in our nominee name at the Depository Trust Company and this letter is a statement of Mellon Bank, N.A. as record holder of the above referenced common stock.

Please contact me directly at 412-234-4991 with any questions.

Thank you.

Regards,

Meghan Doheny

Meghan Doheny
Officer

CC: Exxon Mobil Corporation

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 13, 2006

VIA UPS OVERNIGHT DELIVERY

Ms. Judy Byron, OP
Representative of the Adrian Dominican Sisters
Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, MI 49221-1793

Dear Ms. Byron:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Adrian Dominican Sisters the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. By copy of a letter from Comerica Bank, share ownership is verified.

Sincerely,

David Henry

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

"QuantumView" <QuantumViewNotify@ups.com>

12/14/06 09:59 AM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com

cc

bcc

Subject UPS Delivery Notification, Tracking Number 1Z75105X0198738563

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 14-December-2006 / 9:29 AM
Delivery Location: OFFICE
Signed by: CORLEY

Shipment Detail

Ship To:
Ms. Judy Byron
Adrian Dominican Sisters
1257 East Siena Heights Drive
ADRIAN
MI
492211755
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0198738563
Reference Number 1:	0137/6401

____2@@2@@2K8q-.gYpyTJOyIZI6qztuTByssqTtqfJ6I3qt____

ADRIAN DOMINICAN SISTERS
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793

517-266-3400
517-266-3524 fax
www.adriandominicans.org

Portfolio Advisory Board

December 11, 2006

Mr. Rex W. Tillerson, CEO
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Tillerson,

The Adrian Dominican Sisters are co-filing the enclosed resolution because we are very concerned about the issue of global warming and its impact on our human community, our ecosystem and our global economy. We call on ExxonMobil to make a significant commitment to reducing greenhouse gas emissions in its products and operations. The risks involved in not addressing global warming are too costly for the well being of our planet, future generations, and our company's consumers and stockholders.

The Adrian Dominican Sisters are the beneficial owners of 100 shares of ExxonMobil common stock. We are co-filing the enclosed resolution with the Sisters of St. Dominic of Caldwell, NJ. We submit it for inclusion in your proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. We request that we be listed as a co-sponsor of this resolution.

A letter verifying ownership of common stock in the company continuously for at least twelve months as of December 11, 2006 is enclosed. We will continue to hold the required number of shares in ExxonMobil through the annual meeting. A representative of the filers will attend the stockholders meeting to move the resolution as required by SEC Rules. Patricia Daly, OP, 973-579-1732, representative of the Sisters of St. Dominic of Caldwell, NJ, is authorized to act on my behalf for all purposes in connection with this proposal.

It is our hope that representatives of ExxonMobil will be willing to dialogue with us on this issue of greenhouse gas emissions.

Sincerely,

Judy Byron, OP

Judy Byron, OP
Representative of the Adrian Dominican Sisters

Encl.: Verification of ownership
Resolution
Authorization Document

SHAREHOLDER PROPOSAL

DEC 12 2006

NO. OF SHARES________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

ADRIAN DOMINICAN SISTERS
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793
517-266-3400
517-266-3524 fax
www.adriandominicans.org
Portfolio Advisory Board

December 11, 2006

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning Reduce Greenhouse Gas Emissions, which I have co-filed for the 2007 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Patricia Daly, OP as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Judy Byron, OP

Judy Byron, OP
Representative of the Adrian Dominican Sisters

Reduce Greenhouse Gas Emissions

Whereas:

ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";

ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (*2006 10K*);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated..." and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that "...the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." "The world's energy economy is on a pathway that is plainly not sustainable" (*FT Energy Special* 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 *Carbon Disclosure Project* response, from 2003 to 2005, the Company's global carbon dioxide (CO2) equivalent emissions <u>increased</u>;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO2 for every 100 tons emitted by product users (*CDP4*);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately <u>20.3 billion tons</u> of carbon emissions, estimated to be 4.7% -5.3% of global CO2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

ExxonMobil has set an initial goal to improve energy efficiency by 10% by 2012 across its U.S. refining operations, but this goal does not address GHG emissions, nor does it cover overall operations or products.

<u>RESOLVED</u>: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

Comerica

Comerica Bank

Institutional Trust
Client Administration M/C 3462
P. O. Box 75000
Detroit, Michigan 48275
FAX (313) 222-7041

December 11, 2006

Ms. Margaret Weber
Coordinator of Corporate Responsibility
Portfolio Advisory Board
Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793

RE: ADRIAN DOMINICAN SISTERS SHAREHOLDER ACTIVITY
ACCOUNT # 1055005945

Dear Margaret:

In regard to your request for a verification of holdings, the above referenced account currently holds 100 shares of EXXON MOBIL CORP common stock. The attached list indicates the date the stock was acquired.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,

Karen

Karen L. Moncrieff
Vice President
(313) 222-7092

GINA

COMERICA BANK

Account Asset Inquiry

Run on 12/01/2006 01:48:03 PM

As of Date: 12/01/2006

Account: 1055005945
ADRIAN DOMINICAN SISTERS SHAREHOLDER ACTIVITY

Cusip: 30231G102
EXXON MOBIL CORPORATION

Portfolio: PRINCIPAL

ASSET DETAILS

Tax Lots	Acquire Date	Units	Fed Tax Cost	State Tax Cost	Book Value	Original Face
LOT # 1	11/24/2003	100.000000	3,576.00	3,576.00		
TOTAL ASSET		100.000000	3,576.00	3,576.00	3,576.00	

REG/LOC DETAILS

	Units/Amount
** REGISTRATION DETAIL **	
DTC - C/C (303)	100.000000
** LOCATION DETAIL **	
DTC (300)	100.000000

Back Save

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 14, 2006

VIA UPS OVERNIGHT DELIVERY

Mr. Timothy P. Dewane
Director
Office of Global Justice & Peace
School Sisters of Notre Dame Milwaukee Province
13105 Watertown Plank Road
Elm Grove, WI 53122-2291

Dear Mr. Dewane:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Milwaukee Province of the School Sisters of Notre Dame the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. By copy of a letter from JPMorgan, share ownership is verified.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

"QuantumView" <QuantumViewNotify@ups.com>

12/15/06 11:07 AM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com

cc

bcc

Subject UPS Delivery Notification, Tracking Number 1Z75105X0199962596

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 15-December-2006 / 9:41 AM
Delivery Location: OFFICE
Signed by: GROESCHEL

Shipment Detail

Ship To:
Mr. Timothy P. Dewane
Sisters of Notre Dame Milwaukee
13105 Watertown Plank Road
ELM GROVE
WI
531222213
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0199962596
Reference Number 1:	0137/6401

____2@@2@@2481@eXgNAKZRAyoyu1Tf.KFAMM1Kf1xZuym1f____

Office of Global Justice & Peace
13105 Watertown Plank Road
Elm Grove, WI. 53122-2291
Phone: (262) 782-9850 ext. 723 Fax: (262) 207-0051
www.ssnd-milw.org

December 8, 2006

Mr. Rex W. Tillerson
Chief Executive Officer
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RE: **Reduce Greenhouse Gas Emissions**

Dear Mr. Tillerson:

I am writing you on behalf of the Milwaukee Province of the School Sisters of Notre Dame, an international religious congregation committed to promoting education, human rights and resource sustainable practices in all aspects of ministry and life. Globally there are over 4,600 School Sisters of Notre Dame in some 30 countries across 5 continents. The Milwaukee Province of the School Sisters of Notre Dame includes over 400 sisters who live and work primarily in Wisconsin and surrounding states.

The School Sisters of Notre Dame - Milwaukee Province are the owners of 21,419 shares of ExxonMobil Corporation stock and have continuously held shares in ExxonMobil Corp. with a market value in excess of $2,000 since July 9, 1981. Verification of ownership of the shares is attached. We intend to hold the stock at least through the date of the annual meeting.

I am hereby authorized to notify you of our intention to co-file the enclosed resolution being submitted by the Sisters of St. Dominic of Caldwell, NJ for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accord with rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

Sincerely,

Timothy P. Dewane, Director
Office of Global Justice & Peace

Cc: S. Pat Daly
ICCR

SHAREHOLDER PROPOSAL

DEC 13 2006

NO. OF SHARES__________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

TRANSFORMING THE WORLD THROUGH EDUCATION

JPMorgan

December 8, 2006

Sister Janet Senderak, SSND
School Sisters of Notre Dame
13105 Watertown Plank Road
Elm Grove, WI 53122-2291

RE: Corporate Responsibility

Dear Sister Janet:

This letter is written as a statement that JPMorgan Chase Bank, N.A. is acting in the capacity of investment advisor and a recordholder of Exxon Mobil Corp. for the School Sisters of Notre Dame headquartered in Elm Grove, Wisconsin. The shares are held at Depository Trust Company under the nominee name Cede & Co.

As of this date, the School Sisters of Notre Dame have an investment position in Exxon Mobil Corp. of 21,419 shares, have continuously held shares of Exxon Mobil Corp. since July 9, 1981 with a market value in excess of $2,000.

If there are any questions concerning this ownership, please feel free to contact me at 414-977-2040.

Very truly yours,

Robert L. Hanley
Fiduciary Executive

RLH:fjw

Reduce Greenhouse Gas Emissions

Whereas:

ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";

ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (*2006 10K*);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated..." and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that "...the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." "The world's energy economy is on a pathway that is plainly not sustainable" (*FT Energy Special* 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 *Carbon Disclosure Project* response, from 2003 to 2005, the Company's global carbon dioxide (CO_2) equivalent emissions <u>increased</u>;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO_2 for every 100 tons emitted by product users (*CDP4*);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO_2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately <u>20.3 billion tons</u> of carbon emissions, estimated to be 4.7% -5.3% of global CO_2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

ExxonMobil has set an initial goal to improve energy efficiency by 10% by 2012 across its U.S. refining operations, but this goal does not address GHG emissions, nor does it cover overall operations or products.

RESOLVED: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning **Reducing Greenhouse Gas Emissions**, which I have co-filed for the 2007 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate the Sisters of St. Dominic of Caldwell, NJ as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

[signature]

[Co-filer's name]
School Sisters of Notre Dame - Milwaukee Province

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 12, 2006

VIA UPS OVERNIGHT DELIVERY

Ms. Joan FitzGerald
160 Brattle Street
Cambridge, MA 02138

Dear Ms. FitzGerald:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially.

Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 1, 2006, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 1, 2006; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

Sincerely,

David Henry

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

Enclosure

"QuantumView"
<QuantumViewNotify@
ups.com>

12/13/06 09:15 AM
Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com
cc
bcc
Subject UPS Delivery Notification, Tracking Number 1Z75105X0197705680

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 13-December-2006 / 9:19 AM
Driver Release Location: FRONT DOOR

Shipment Detail

Ship To:
Ms. Joan FitzGerald
Ms. Joan FitzGerald
160 Brattle Street
CAMBRIDGE
MA
021383309
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0197705680
Reference Number 1:	0137/6401

____2@@2@@2t8iZ4QjnaMStalpl9isvLMqammiMvicS9lAiv____

Joan FitzGerald
160 Brattle Street
Cambridge, MA 02138
Brookline, MA 02445

December 1, 2006

Mr. Henry Hubble
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Hubble:

I own 300 shares of Exxon Mobil stock. I believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among my top social objectives is the assurance that companies are doing all that they can to be responsible corporate citizens especially with regard to the environment.

Therefore, I am submitting the enclosed shareholder proposal as a co-sponsor with Dominican Sisters of Caldwell New York for inclusion in the 2007 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I am the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Exxon Mobil shares.

I have been a shareholder for more than one year and will provide verification of ownership position. I will continue to be an investor through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

I consider Dominican Sisters of Caldwell New York as the "primary filer" of this resolution, and myself a co-filer. Please copy correspondence both to me and to Meredith Benton at Walden. I look forward to your response.

Sincerely,

Joan FitzGerald

Cc: Timothy Smith and Meredith Benton – Walden Asset Management
Sister Patricia Daly

SHAREHOLDER PROPOSAL

DEC 08 2006

NO. OF SHARES________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

December 1, 2006

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning Reduce Greenhouse Gas Emissions, which I have co-filed for the 2007 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Dominican Sisters of Caldwell, NJ as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Joan FitzGerald

Reduce Greenhouse Gas Emissions

Whereas:

ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";

ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (*2006 10K*);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated..." and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that "...the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." "The world's energy economy is on a pathway that is plainly not sustainable" (*FT Energy Special* 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 *Carbon Disclosure Project* response, from 2003 to 2005, the Company's global carbon dioxide (CO2) equivalent emissions increased;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO2 for every 100 tons emitted by product users (*CDP4*);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately 20.3 billion tons of carbon emissions, estimated to be 4.7% -5.3% of global CO2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

ExxonMobil has set an initial goal to improve energy efficiency by 10% by 2012 across its U.S. refining operations, but this goal does not address GHG emissions, nor does it cover overall operations or products.

RESOLVED: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

Wachovia Bank, N.A.
NC [illegible]
One West Fourth Street
Winston-Salem, NC 27101

WACHOVIA

December 19, 2006

Mr. Henry Hubble, Corporate Secretary, Exxon-Mobil

Dear Mr. Hubble:

I am writing to provide proof of ownership for Joan FitzGerald who is a cosponsor of the resolution led by the Caldwell Dominican Sisters. Wachovia Bank acts as custodian for Joan FitzGerald; Walden Asset Management is the manager for this portfolio.

I am writing to verify that Ms. FitzGerald currently owns 300 shares of Exxon Mobil Corporation stock. The shares were worth approximately $23,000 on December 1, 2006 and have continued to be worth over $2,000 in market value in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Should you require further information, please contact Kevin T. Carroll at 336.747.8769 directly.

Sincerely,

Tom Long, SVP
Wachovia Bank, N.A.

cc: John Biebel
Joan FitzGerald

greenhouse gas
prop NOT OK

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 13, 2006

VIA UPS OVERNIGHT DELIVERY

Ms. Deborah R. Fleming
Chair, Northwest Religious Investment Trust
Sisters of Saint Joseph of Peace
1663 Killarney Way
Bellevue, WA 98009-0248

Dear Ms. Fleming:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Northwest Religious Investment Trust the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. By copy of a letter from US Bank Institutional Financial Services, share ownership is verified.

Sincerely,

David Henry

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

"QuantumView" <QuantumViewNotify@ups.com>

12/14/06 12:59 PM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com

cc

bcc

Subject UPS Delivery Notification, Tracking Number 1Z75105X0198886171

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 14-December-2006 / 9:34 AM
Delivery Location: OFFICE
Signed by: TAYLOR

Shipment Detail

Ship To:
Ms. Deborah R. Fleming
Sisters of Saint Joseph of Peace
1663 Killarney Way
BELLEVUE
WA
980047050
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0198886171
Reference Number 1:	0137/6401

____2@@2@@2T8Rzr_omYv8IY0s0QR2lWvdY..RvlRa8Q0LRl____

Sisters of Saint Joseph of Peace

Our Lady Province

1663 Killarney Way P.O. Box 248 Bellevue, WA 98009-0248

425-451-1770 FAX 425-462-9760

December 11, 2006

Mr. Rex W. Tillerson, CEO
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Tillerson,

The members of the Northwest Religious Investment Trust are co-filing the enclosed resolution because we believe that global warming is threatening the future of our planet and the health of its people. We expect ExxonMobil to be a leader in addressing this issue and to take immediate action to reduce its total greenhouse gas emissions in the Company's products and operations. Our experience has been that those companies that manage environmental issues responsibly have the best long-term financial performance.

The Northwest Religious Investment Trust is the beneficial owner of 19,600 shares of ExxonMobil common stock. We are co-filing the enclosed resolution with the Sisters of St. Dominic of Caldwell, NJ. We submit it for inclusion in your proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. We request that we be listed as a co-sponsor of this resolution.

A letter verifying ownership of common stock in the company continuously for at least twelve months as of December 11, 2006 is enclosed. We will continue to hold the required number of shares in ExxonMobil through the annual meeting. A representative of the filers will attend the stockholders meeting to move the resolution as required by SEC Rules. Patricia Daly, OP, 973-579-1732, representative of the Sisters of St. Dominic of Caldwell, NJ, is authorized to act on my behalf for all purposes in connection with this proposal.

It is our hope that representatives of ExxonMobil will be willing to dialogue with us on this issue of greenhouse gas emissions.

Sincerely,

Deborah R. Fleming

Deborah R. Fleming
Chair, Northwest Religious Investment Trust

Encl.: Verification of ownership
Resolution
Authorization Document

SHAREHOLDER PROPOSAL

DEC 12 2006

NO. OF SHARES____________

DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Committed to Peace through Justice since 1884

Reduce Greenhouse Gas Emissions

Whereas:

ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";

ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (*2006 10K*);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated..." and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that "...the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." "The world's energy economy is on a pathway that is plainly not sustainable" (*FT Energy Special* 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 *Carbon Disclosure Project* response, from 2003 to 2005, the Company's global carbon dioxide (CO2) equivalent emissions <u>increased</u>;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO2 for every 100 tons emitted by product users (*CDP4*);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately <u>20.3 billion tons</u> of carbon emissions, estimated to be 4.7% -5.3% of global CO2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

ExxonMobil has set an initial goal to improve energy efficiency by 10% by 2012 across its U.S. refining operations, but this goal does not address GHG emissions, nor does it cover overall operations or products.

<u>RESOLVED</u>: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

PEACE
CSJP

Sisters of Saint Joseph of Peace

Our Lady Province

1663 Killarney Way P.O. Box 248 Bellevue, WA 98009-0248
425-451-1770 FAX 425-462-9760

December 11, 2006

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning Reduce Greenhouse Gas Emissions, which I have co-filed for the 2007 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Patricia Daly, OP as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Deborah R. Fleming

Deborah R. Fleming
Chair, Northwest Religious Investment Trust

usbank.

Institutional Financial Services
Post Office Box 3168
Portland, OR 97208-3168

12/11/06

To Whom It May Concern:

This letter is to verify that Northwest Women Religious Investment Trust owns 19,600 shares of Exxon Mobil Corp common stock. Northwest Women Religious Investment Trust owned the required amount of securities on December 11, 2006, and has continuously owned the securities for at least 12 months prior to December 11, 2006. At least the minimum number of shares required will continue to be held through the time of the company's next annual meeting.

This security is currently held by U.S. Bank, N.A. who serves as custodian for Northwest Women Religious Investment Trust. The shares are registered in our nominee name (Cede & Co.) at U.S. Bank, N.A. at DTC.

Sincerely,

Debbie Millar

Debbie Millar, Vice President
U.S. Bank Institutional Trust & Custody

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 12, 2006

VIA UPS OVERNIGHT DELIVERY

Sister Katherine Marie Glosenger, RSM
Treasurer
Sisters of Mercy of the Americas
2039 North Geyer Road
St. Louis, MO 63131-3399

Dear Sister Katherine Marie Glosenger:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of Mercy the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. By copy of a letter from J.A. Glynn, share ownership has been verified.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

Enclosure

"QuantumView" <QuantumViewNotify@ups.com>

12/13/06 10:52 AM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com

cc

bcc

Subject UPS Delivery Notification, Tracking Number 1Z75105X0191003305

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 13-December-2006 / 9:24 AM
Delivery Location: OFFICE
Signed by: MURNIN

Shipment Detail

Ship To:
Sister Katherine Marie Glosenger
Sisters of Mercy of the Americas
2039 North Geyer Road
SAINT LOUIS
MO
631313332
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0191003305
Reference Number 1:	0137/6401

____2@@2@@2Y8Zqa7rK.wP8.uiu5ZR3lw-.ffZw3ZmP5uvZ3____

Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas

Regional Community of St. Louis

Mercy CRI Committee for Responsible Investment

2039 North Geyer Road
St. Louis, MO 63131-3399
314-966-4313
Fax 314-966-2298

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning the Reduction of Greenhouse Gas Emissions, which I have co-filed for the 2007 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Pat Daly for the Sisters of St. Dominic of Caldwell, New Jersey as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

St. Katherine Marie Glosenger, RSM
Sister Katherine Marie Glosenger, RSM

SHAREHOLDER PROPOSAL

DEC 11 2006

NO. OF SHARES________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas

Regional Community of St. Louis

2039 North Geyer Road
St. Louis, MO 63131-3399
314-966-4313
Fax 314-966-2298

Mercy CRI Committee for Responsible Investment

December 6, 2006

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 11 2006 -B
Routed For Action to: DH
Informational Copy to:

Mr. Rex Tillerson, CEO
Exxon Mobil
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Tillerson:

As concerned citizens of the world the Sisters of Mercy request that Exxon Mobil adopt quantitative goals, based on current technologies, for reducing greenhouse gas emission. We are therefore filing the enclosed resolution.

The Sisters of Mercy are beneficial owners of 100 shares of Exxon Mobil Common Stock. Verification of ownership is enclosed. We intend to retain at least 100 shares of Exxon Mobile stock through the date of the 2007 annual meeting.

I am hereby authorized to notify you of our intention to jointly file the enclosed resolution with the Sisters of St. Dominic of Caldwell, New Jersey. I trust that it will be considered for action by the shareholders at the 2007 annual meeting. I hereby submit the resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the general rules and regulations of the Securities and Exchange Act of 1934.

If you should have any questions on the content of this resolution please contact Patricia Daly, OP. Her address is 40 South Fullerton Ave., Montclair, NJ 07042. Her phone number is 973-509-8800 and fax number 973-509-8808 and her email is pdaly@tricri.org.

Please contact me at the above address if you require additional information.

Sincerely,

Sr. Katherine Marie Glosenger, RSM

Sister Katherine Marie Glosenger, RSM
Treasurer

SKMG/jr
Enclosure

cc: Patricia Daly, OP
Leslie Lowe, ICCR
Susan Jordan, SSND
Julie Wokaty, ICCR

SHAREHOLDER PROPOSAL
DEC 11 2006
NO. OF SHARES ________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Reduce Greenhouse Gas Emissions

Whereas:

ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";

ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (*2006 10K*);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated..." and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that "...the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." "The world's energy economy is on a pathway that is plainly not sustainable" (*FT Energy Special* 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 *Carbon Disclosure Project* response, from 2003 to 2005, the Company's global carbon dioxide (CO2) equivalent emissions <u>increased</u>;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO2 for every 100 tons emitted by product users (*CDP4*);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately <u>20.3 billion tons</u> of carbon emissions, estimated to be 4.7% -5.3% of global CO2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

ExxonMobil has set an initial goal to improve energy efficiency by 10% by 2012 across its U.S. refining operations, but this goal does not address GHG emissions, nor does it cover overall operations or products.

<u>RESOLVED</u>: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

J.A. GLYNN
TRUSTED SINCE 1945
JAG ADVISORS

Securities Dealer
Registered Investment Advisor

J. A. Glynn & Co. Member NASD/SIPC

Daniel J. Ferry, Jr.
Chairman & CEO

December 6, 2006

Sisters of Mercy of the
St. Louis Regional Community, Inc.
Sr. Katherine Marie Glosenger, RSM
2039 N. Geyer Road
St. Louis, MO 63131

RE: Ownership of Exxon Mobil Common Stock

Dear Sister Katherine:

Please accept this letter as documentation of the fact that the Sisters of Mercy of the St. Louis Regional Community, Inc., Missouri Not-for-Profit Corporation, owns a total of 100 shares of Exxon Mobil common stock. These shares were purchased in December 1998. The Sisters intend to hold this investment for a period of time, at least through the date of the next annual stockholders' meeting.

The above 100 shares are held by DTC in the Nominee Name of Cede & Co. C/O US Bank Trust Department, St. Louis, Missouri, for benefit of the Sisters of Mercy of the St. Louis Regional Community, Inc.

If Exxon Mobil has any questions regarding your ownership of this security, please direct any such inquiries to J.A. Glynn & Co.

Sincerely,

Daniel J. Ferry, Jr.
Chairman & CEO

mb

9841 Clayton Road • St. Louis, MO 63124 • 314-997-1277 • 800-966-4596 • fax 314-997-7307 • www.jaglynn.com • dferry@jaglynn.com

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 14, 2006

VIA UPS OVERNIGHT DELIVERY

Sister Doris Gottemoeller
SVP Mission & Values Intergration
Catholic Healthcare Partners
615 Elsinore Place
Cincinnati, OH 45202

Dear Sister Doris Gottemoeller:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Catholic Healthcare Partners the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. By copy of a letter from State Street, share ownership has been verified.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

David Henry

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

Enclosure

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning greenhouse gas emissions goals, which I have co-filed on behalf of Catholic Healthcare Partners for the 2007 Exxon Mobil Corporation annual meeting of shareholders, I designate Sister Patricia Daly as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

____

Sister Doris Gottemoeller

CATHOLIC
HEALTHCARE
PARTNERS

615 Elsinore Place
Cincinnati, Ohio
45202

Phone • 513 • 639 • 2800
Fax • 513 • 639 • 2700

December 12, 2006

Rex W. Tillerson
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson,

Catholic Healthcare Partners, a Catholic healthcare ministry headquartered in Cincinnati, Ohio has long been concerned not only with the financial returns of its investments, but also (with many other churches and socially concerned investors) with the social and ethical implications of its investments. As background, Catholic Healthcare Partners is one of the largest not-for-profit health systems in the United States and the largest in Ohio. Catholic Healthcare Partners is currently the beneficial owner of 91,500 shares of Exxon Mobil Corporation.

Catholic Healthcare Partners is therefore co-filing with the Sisters of St. Dominic of Caldwell, NJ the enclosed shareholder proposal for inclusion in the 2007 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Catholic Healthcare Partners has been a shareholder for more than one year and will continue to invest in at least the requisite number of shares for proxy resolutions through the stockholders' meeting. We have enclosed a copy of the verification of our ownership position with original sent under separate cover. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

This resolution requests that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

Sr. Patricia Daly, OP is the primary contact regarding this resolution and she can be reached at 973-509-8800.

Sincerely,

Sr. Doris Gottemoeller, RSM.

Sr. Doris Gottemoeller
SVP Mission & Values Intergration
Catholic Healthcare Partners

Encl. Resolution Text [and Verification of Ownership]
cc: Sr. Patricia Daly, OP; Leslie Lowe, ICCR; Judy Wokaty, ICCR; Sr. Susan Mika, OSB

SHAREHOLDER PROPOSAL

DEC 13 2006

NO. OF SHARES__________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

STATE STREET

Nonprofit Services
Institutional Investor Services
Lafayette Corporate Center
Two Avenue de Lafayette – 6th Fl
Boston, MA 02111-1724

December 12, 2006

Rex W.Tillerson
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

To Whom It May Concern:

We, State Street Bank, hereby verify that our client, Catholic Healthcare Partners (CHP), held an aggregate of 91,500s (Shares") of Exxon Mobil Corp, Common Stock Cusip 30231G102 Corporation as of December 11, 2006. These shares were held in the name of Cede & Co., the nominee of The Depository Trust Company ("DTC"). The Shares were held in the DTC Participant Account of State Street Bank and Trust Company #997 for the benefit of Catholic Healthcare Partners. The Shares held for the benefit of Catholic Healthcare Partners were held as follows:

35,100 shares Investment Management Program
48,000 shares Catholic Healthcare Partners Retirement Trust
8,400 shares CHP Liability Self-Insurance Trust

The total value of CHP's of Exxon Mobil Corp positions was $6,895,440 ($75.36 per share) as of December 11, 2006.

Additionally, CHP has held at least $2,000 value of Exxon Mobil Corp common stock for at least one year.

Thank you.

Sincerely,

SMcCusker

Susan McCusker
Officer

Oil and Gas - Emissions Reduction
2007 – Exxon Mobil Corporation

WHEREAS: ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";

ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (2006 10K);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated..." and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that "...the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." "The world's energy economy is on a pathway that is plainly not sustainable" (FT Energy Special 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 Carbon Disclosure Project response, from 2003 to 2005, the Company's global carbon dioxide (CO_2) equivalent emissions increased;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO_2 for every 100 tons emitted by product users (CDP4);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO_2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately 20.3 billion tons of carbon emissions, estimated to be 4.7% -5.3% of global CO_2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

ExxonMobil has set an initial goal to improve energy efficiency by 10% by 2012 across its U.S. refining operations, but this goal does not address GHG emissions, nor does it cover overall operations or products.

RESOLVED: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning greenhouse gas emissions goals, which I have co-filed on behalf of Catholic Healthcare Partners for the 2007 Exxon Mobil Corporation annual meeting of shareholders, I designate Sister Patricia Daly as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Sister Doris Gottemoeller, RSM.
Sister Doris Gottemoeller

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 12, 2006

VIA UPS OVERNIGHT DELIVERY

Sister Michele Harnett, SSL
Treasurer
Sisters of St. Louis California Region
22300 Mulholland Drive
Woodland Hills, CA 91364-4933

Dear Sister Michele Harnett:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of The Congregation of the Sisters of St. Louis, Juilly – Monaghan the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. By copy of a letter from Chelsea Management Company, share ownership has been verified.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

Enclosure

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning greenhouse gas emissions goals, which I have co-filed for the 2007 Exxon Mobil Corporation annual meeting of shareholders, I designate Sister Patricia Daly as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Sister Michele Harnett

Sister Michelle Harnett

"QuantumView" <QuantumViewNotify@ups.com>

12/13/06 01:07 PM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com

cc

bcc

Subject UPS Delivery Notification, Tracking Number 1Z75105X0192511086

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 13-December-2006 / 10:05 AM
Delivery Location Left At: OFFICE
Signed by: KLARIN

Shipment Detail

Ship To:
Sister Michele Harnett
Sisters of St. Louis Calif. Region
22300 Mulholland Drive
WOODLAND HILLS
CA
913644933
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0192511086
Reference Number 1:	0137/6401

____2@@2@@2e8KpX@-8EbwvEUnUYKmegbiEGGKbeKlwYU6Ke____

Sisters of St. Louis
California Region

22300 Mulholland Drive
Woodland Hills, California 91364-4933

Telephone: 818-883-1678
FAX: 818-346-6109
e-mail: sslca4@worldnet.att.net

December 6, 2006

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Henry:

We, The Congregation of the Sisters of St. Louis, Juilly – Monaghan, join the Sisters of St. Dominic of Caldwell, New Jersey as co-filers of the attached resolution, and ask that it be included in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We also ask that it be considered and acted upon by the shareholders at the annual meeting.

We are shareholders of common stock in Exxon Mobil, Inc., and will continue to hold stock until after the next annual meeting. A verification of ownership of common stock in Exxon Mobil Corporation for one year is enclosed.

Regarding the proposal concerning Reducing Emissions, we designate Patricia Daly of the Sisters of St. Dominic as the lead filer to act on our behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize Exxon Mobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Sister Michele Harnett, SSL

Sister Michele Harnett, SSL
Treasurer

Enclosure: Stock Verification

cc: Sr. Marie J. Gaillac, JOLT Corporate Responsibility Coordinator

SHAREHOLDER PROPOSAL

DEC 11 2006

NO. OF SHARES ________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Reduce Greenhouse Gas Emissions

Whereas:

ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";

ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (*2006 10K*);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated..." and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that "...the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." "The world's energy economy is on a pathway that is plainly not sustainable" (*FT Energy Special* 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 *Carbon Disclosure Project* response, from 2003 to 2005, the Company's global carbon dioxide (CO_2) equivalent emissions increased;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO_2 for every 100 tons emitted by product users (*CDP4*);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO_2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately 20.3 billion tons of carbon emissions, estimated to be 4.7% -5.3% of global CO_2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

ExxonMobil has set an initial goal to improve energy efficiency by 10% by 2012 across its U.S. refining operations, but this goal does not address GHG emissions, nor does it cover overall operations or products.

RESOLVED: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

Fidelity INVESTMENTS

Investment Report

October 1, 2006 - October 31, 2006

Brokerage 479-582182 SISTERS OF ST LOUIS

Holdings (Symbol) as of October 31, 2006	Performance October 31, 2006	Quantity October 31, 2006	Price per Unit October 31, 2006	Total Cost Basis	Total Value October 1, 2006	Total Value October 31, 2006
Stocks						
AT&T INC COM (T)		7,000.000	$34.250	$227,268.00		$239,750.00
ABBOTT LABORATORIES (ABT)		2,000.000	47.510	98,728.00	$97,120.00	95,020.00
ALCOA INC (AA)		7,200.000	28.910	155,293.90	201,888.00	208,152.00
ALLSTATE CORP (ALL)		5,400.000	61.360	199,161.95	338,742.00	331,344.00
AMER INTL GROUP INC (AIG)		3,225.000	67.170	192,305.85	213,688.50	216,623.25
AMGEN INC (AMGN)		4,000.000	75.910	182,486.99	286,120.00	303,640.00
ANADARKO PETE CORP (APC)		6,000.000	46.420	135,312.90	262,980.00	278,520.00
APPLIED MATERIALS INC (AMAT)		13,000.000	17.390	238,589.90	230,490.00	226,070.00
BANK OF AMERICA CORP (BAC)		6,000.000	53.870	265,740.00	321,420.00	323,220.00
BARRICK GOLD CORP ISIN #CA0679011084 SEDOL #2024644 (ABX)		10,000.000	31.000	204,779.90	307,200.00	310,000.00
CHEVRON CORP NEW (CVX)		5,000.000	67.200	184,331.10	324,300.00	336,000.00
COSTCO WHOLESALE CORP (COST)		5,500.000	53.380	184,814.86	273,240.00	293,590.00
DEVON ENERGY CORP NEW (DVN)		4,000.000	66.840	252,538.00	252,600.00	267,360.00
DUKE ENERGY CORP NEW COM (DUK)		10,500.000	31.640	232,492.90	317,100.00	332,220.00
ENCANA CORP ISIN #CA2925051047 SEDOL #2793193 (ECA)		10,000.000	46.856	276,451.71	466,900.00	468,561.70
EXXON MOBIL CORP (XOM)		4,750.000	71.420	202,960.40	318,725.00	339,245.00
FEDEX CORP (FDX)		2,200.000	114.540	104,707.92	239,096.00	251,988.00
GENERAL ELECTRIC CO (GE)		7,000.000	35.110	202,166.90	247,100.00	245,770.00
HONEYWELL INTL INC (HON)		6,500.000	42.120	176,333.55	265,850.00	273,780.00
INTEL CORP (INTC)		9,425.000	21.340	172,766.68	193,872.25	201,129.50
INTL BUSINESS MACH (IBM)		2,500.000	92.330	183,430.95	204,850.00	230,825.00
JOHNSON & JOHNSON (JNJ)		4,000.000	67.400	205,737.45	259,760.00	269,600.00
LILLY ELI & CO (LLY)		3,500.000	56.010	240,084.90	199,500.00	196,035.00
MICROSOFT CORP (MSFT)		8,000.000	28.710	199,013.87	218,800.00	229,680.00
NEWMONT MNG CORP HLDG CO (NEM)		6,000.000	45.270	145,709.95	256,500.00	271,620.00
NOVARTIS AG ADR ISIN #US66987V1098 (NVS)		4,250.000	60.730	225,363.00	204,540.00	258,102.50
PLAINS ALL AMERICAN PIPELINE LP (PAA)		1,200.000	47.360	53,636.00	55,380.00	56,832.00
PROCTER & GAMBLE CO (PG)		4,200.000	63.390	202,745.40	260,316.00	266,238.00

Fidelity INVESTMENTS

Investment Report

October 1, 2006 - October 31, 2006

Brokerage 479-582190 SISTERS OF ST LOUIS

Holdings (Symbol) as of October 31, 2006	Performance October 31, 2006	Quantity October 31, 2006	Price per Unit October 31, 2006	Total Cost Basis	Total Value October 1, 2006	Total Value October 31, 2006
AMER INTL GROUP INC (AIG)		1,200.000	67.170	76,545.90	79,512.00	80,604.00
AMGEN INC (AMGN)		1,150.000	75.910	54,987.64	82,259.50	87,296.50
ANADARKO PETE CORP (APC)		2,200.000	46.420	49,587.44	96,426.00	102,124.00
APPLIED MATERIALS INC (AMAT)		5,000.000	17.390	92,004.90	88,650.00	86,950.00
BARRICK GOLD CORP ISIN #CA0679011084 SEDOL #2024644 (ABX)		1,000.000	31.000	29,667.90	30,720.00	31,000.00
CHEVRON CORP NEW (CVX)		1,800.000	67.200	68,387.35	116,748.00	120,960.00
COSTCO WHOLESALE CORP (COST)		1,500.000	53.380	50,534.96	74,520.00	80,070.00
DEVON ENERGY CORP NEW (DVN)		1,500.000	66.840	94,234.00	94,725.00	100,260.00
DUKE ENERGY CORP NEW COM (DUK)		3,000.000	31.640	65,089.95	90,600.00	94,920.00
ENCANA CORP ISIN #CA2925051047 SEDOL #2793193 (ECA)		2,400.000	46.856	76,017.47	112,056.00	112,454.80
EXXON MOBIL CORP (XOM)		1,750.000	71.420	76,477.90	117,425.00	124,985.00
FEDEX CORP (FDX)		500.000	114.540	23,914.55	54,340.00	57,270.00
GENERAL ELECTRIC CO (GE)		2,600.000	35.110	75,858.40	91,780.00	91,286.00
HONEYWELL INTL INC (HON)		1,800.000	42.120	45,205.19	73,620.00	75,816.00
INTEL CORP (INTC)		4,450.000	21.340	81,399.94	91,536.50	94,963.00
INTL BUSINESS MACH (IBM)		900.000	92.330	66,793.55	73,746.00	83,097.00
LILLY ELI & CO (LLY)		1,300.000	56.010	89,098.90	74,100.00	72,813.00
MICROSOFT CORP (MSFT)		3,000.000	28.710	76,661.95	82,050.00	86,130.00
NEWMONT MNG CORP HLDG CO (NEM)		2,400.000	45.270	58,283.95	102,600.00	108,648.00
NOVARTIS AG ADR ISIN #US66987V1098 (NVS)		1,500.000	60.730	76,426.00	87,660.00	91,095.00
PLAINS ALL AMERICAN PIPELINE LP (PAA)		600.000	47.360	26,822.00	27,690.00	28,416.00
PROCTER & GAMBLE CO (PG)		1,300.000	63.390	67,133.90	80,574.00	82,407.00
SANOFI-AVENTIS SPONSORED ADR FORMERLY SANAFI SYNTHELABO TO 08/20/2004 (SNY)		1,500.000	42.690	68,143.00	66,705.00	64,035.00
3M COMPANY (MMM)		1,175.000	78.840	88,512.66	87,443.50	92,637.00
UNILEVER N V ISIN #US9047847093 SEDOL #2416542 NEW YORK SHS NEW (UN)		3,300.000	24.200	64,643.40	80,982.00	79,860.00
VERIZON COMMUNICATIONS (VZ)		2,250.000	37.000	78,769.98	83,542.50	83,250.00

CHELSEA MANAGEMENT COMPANY
INVESTMENT COUNSEL
SUITE 2340
444 SOUTH FLOWER STREET
LOS ANGELES, CALIFORNIA 90071
(213) 362 - 9200

December 6, 2006

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Dear Mr. Henry:

As of the date of this letter, Fidelity Investments is the custodian of 6,500 shares of Exxon Mobil Corporation stock for the Congregation of the Sisters of St. Louis, Juilly-Monaghan. The Congregation of the Sisters of St. Louis, Juilly-Monaghan, is a beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of at least $505,505.00 of market value of Exxon Mobil Corporation stock and has held this position for at least twelve months prior to the date of this letter.

Sincerely,

John F. O'Keefe
Senior Vice President

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 13, 2006

VIA UPS OVERNIGHT DELIVERY

Sister Linda Hayes, OP
Dominican Sisters of Springfield Illinois
Sacred Heart Convent
1237 West Monroe Street
Springfield, IL 62704

Dear Sister Linda Hayes:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Dominican Sisters of Springfield, Illinois the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. However, the proof of share ownership included with your submission is insufficient.

The share information included with your submission shows ownership during the month of October 2006, on July 23, 2001, and on December 8, 2006, but does not show continuous ownership for 12 months prior to December 8, 2006.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since the Dominican Sisters of Springfield, Illinois does not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially.

Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 8, 2006, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 8, 2006; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

Sincerely,

David Henry

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

Enclosure

"QuantumView" <QuantumViewNotify@ups.com>

12/14/06 11:15 AM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com

cc

bcc

Subject UPS Delivery Notification, Tracking Number 1Z75105X0199583951

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 14-December-2006 / 9:47 AM
Delivery Location: RECEIVER
Signed by: SCHOEN

Shipment Detail

Ship To:
Sister Linda Hayes
Sacred Heart Convent
1237 West Monroe Street
SPRINGFIELD
IL
627041680
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0199583951
Reference Number 1:	0137/6401

____2@@2@@228FQv4Lo3i-d3h@hGFPR2i73TTFiRFw-GhsFR____

Dominican Sisters of Springfield Illinois
Sacred Heart Convent
1237 West Monroe Street
Springfield, Illinois 62704
(217) 787-0481 Fax (217) 787-8169

December 8, 2006

Mr. Rex Tillerson, CEO
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

The Dominican Sisters of Springfield, IL, is the beneficial owner of 50 shares of Exxon Mobil Corporation common stock. Through this letter we notify the company of our co-sponsorship of the enclosed resolution with the Community of the Sisters of St. Dominic of Caldwell, NJ. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a co-sponsor of this resolution with the Community of the Sisters of St. Dominic of Caldwell, NJ, in the company proxy statement.

Proof of ownership of common stock in the company in enclosed. We have owned the requisite amount of stock as of December 8, 2006, have continuously held for over a year prior to December 8, 2006, and intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution with other concerned investors. Sr. Patricia Daly, representing the Community of the Sisters of St. Dominic of Caldwell, NJ, will serve as primary contact for the co-sponsors.

Sincerely,

Sr. Linda Hayes, OP

Sister Linda Hayes, OP
Dominican Sisters of Springfield, IL

cc: Sr. Patricia Daly, Community of the Sisters of St. Dominic of Caldwell, NJ
Leslie Lowe, ICCR
Julie Wokaty, ICCR

SHAREHOLDER PROPOSAL

DEC 12 2006

NO. OF SHARES__________
DISTRIBUTION: HHH: REG: TJC:
LKB: JEP: DGH: SK:

Reduce Greenhouse Gas Emissions

Whereas:

ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";

ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (*2006 10K*);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated..." and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that "...the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." "The world's energy economy is on a pathway that is plainly not sustainable" (*FT Energy Special* 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 *Carbon Disclosure Project* response, from 2003 to 2005, the Company's global carbon dioxide (CO2) equivalent emissions increased;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO2 for every 100 tons emitted by product users (*CDP4*);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately 20.3 billion tons of carbon emissions, estimated to be 4.7% -5.3% of global CO2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

ExxonMobil has set an initial goal to improve energy efficiency by 10% by 2012 across its U.S. refining operations, but this goal does not address GHG emissions, nor does it cover overall operations or products.

RESOLVED: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

061031 210 002000690 C 1
J.P. MORGAN SECURITIES INC.
MEMBER NYSE, NASD, AMEX, SIPC
300 SOUTH RIVERSIDE PLAZA
SUITE IL1-0291 11TH FLOOR
CHICAGO, IL 60670-0291

Account Number: PYH-395226

JPMorgan

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704

YOUR JPMORGAN ADVISOR
MARK RIDLEY
RR#: PNY
mark.e.ridlay@JPMorgan.com

FOR QUESTIONS OR UP-TO-DATE ACCOUNT INFORMATION:
Local 217 525 9728
National 888 845 1973

Statement Date: 10/01/06 to 10/31/06

SNAPSHOT

TOTAL PORTFOLIO
$110,169.10

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents	$8,815.97	$6,343.15
Securities	$101,353.13	$101,036.63
TOTAL PORTFOLIO VALUE	$110,169.10	$107,379.78



Portfolio Value
(in hundreds of dollars)
1,110
740
370
0
March 2006
June 2006
September 2006
This Period

A portfolio value less than $100.00 may not be displayed.

ACCOUNT ACTIVITY	This Period	Year-To-Date
Net Trading	$2,324.24	$8,054.28
Net Core Fund Activity	($2,472.82)	($8,975.27)
Net Additions and Withdrawals	$0.00	($504.52)
Net Income and Expenses	$148.58	$1,425.51

LEGEND
() Numbers in parenthesis are debits or subtractions
NFS = National Financial Services LLC

Account carried with National Financial Services LLC, Member NYSE, SIPC

Banc One Securities Corporation
Member NASD and SIPC
300 South Riverside
Suite 0291 · 11th Floor
Chicago, Illinois 60670-0291
(888) 326-2347

BANK ONE.

Clearing Through
Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation
One Pershing Plaza, Jersey City, N.J. 0739

CONFIRMATION

MAIL TO:

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704-1680

ACCOUNT NUMBER: 60G-169828
ACCOUNT TYPE: 1
SOC. SEC/TAX ID: 37-0968955

YOUR ACCOUNT EXECUTIVE:
NANCY PARSONS
A.E. NUMBER: PBY

FOR THE ACCOUNT OF:

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704-1680

YOU BOUGHT:

EXXON MOBIL CORP COM

TRADE DATE: 07-23-01
PROCESS DATE: 07-23-01
SETTLEMENT DATE: 07-26-01
CUSIP NUMBER: 30231G-10-2
SYMBOL: XOM

WE CONFIRM THE BELOW TRADE(S), SUBJECT TO THE TERMS AND CONDITIONS ON THE REVERSE SIDE.

TRADE NUMBER	QUANTITY	PRICE	PRINCIPAL	INTEREST OR STATE TAX	COMMISSION	SERVICE CHARGE	S.E.C. FEE	NET AMOUNT	MKT/CPTY
M31260	35	42.36	1,482.60		19.95	3.00		1,505.55	6/1
TOTALS	35		1,482.60		19.95	3.00		1,505.55	

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

THIS CONFIRMATION IS AN ADVICE NOT AN INVOICE. REMITTANCE OR SECURITIES ARE DUE ON OR BEFORE SETTLEMENT DATE.

FOR THE ACCOUNT OF:

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704-1680

ACCOUNT NUMBER: 60G-169828
ACCOUNT TYPE: 1
SOC. SEC/TAX ID: 37-0968955

YOUR ACCOUNT EXECUTIVE:
NANCY PARSONS
A.E. NUMBER: PBY

YOU BOUGHT: XOM

EXXON MOBIL CORP COM

NBD

TRADE DATE: 07-23-01
PROCESS DATE: 07-23-01
SETTLEMENT DATE: 07-26-01

QUANTITY: 35

CUSIP NUMBER: 30231G-10-2

NET AMOUNT: 1,505.55

SEE REVERSE SIDE FOR TERMS AND CONDITIONS AND EXPLANATION OF CODED SYMBOLS RELATING TO THIS CONFIRMATION
ON OTHER THAN ROUND LOTS (NORMALLY 100 SHARES) IF DIF APPEARS ABOVE, AN ODD-LOT DIFFERENTIAL HAS BEEN CHARGED IN CONNECTION WITH THIS TRANSACTION. THE AMOUNT OF SUCH DIFFERENTIAL WILL BE FURNISHED UPON REQUEST.

Chase Online

Click here to close this window.

INVESTMENT/BROKERAGE (.....5226)

Net Worth: $114,345.52

Symbol	Current Quantity	Current Price	Current Value	Total Cost	Unrealized Gain/Loss $	Unrealized Gain/Loss %	Trade
XOM EXXON MOBIL CORP	50.000	$75.50	$3,775.00	N/A	N/A	N/A	Trade
WMT WAL-MART STORES INC	60.000	$46.35	$2,781.00	N/A	N/A	N/A	Trade
SWY SAFEWAY INC COM NEW FMLY SAFEWAY STORES INC TO 2/23/90	110.000	$31.55	$3,470.50	$2,875.05	$595.45	20.71%	Trade
RTN RAYTHEON CO COM NEW	75.000	$52.17	$3,912.75	N/A	N/A	N/A	Trade
QAARQ JP MORGAN LIQUID ASSETS MMKT MORGAN	6,057.450	$1.00	$6,057.45	N/A	N/A	N/A	Trade
MRK MERCK & CO INC	100.000	$43.93	$4,393.00	N/A	N/A	N/A	Trade
MEE MASSEY ENERGY CO	80.000	$27.43	$2,194.40	N/A	N/A	N/A	Trade
MCD MCDONALDS CORP	90.000	$43.76	$3,938.40	$3,052.55	$885.85	29.02%	Trade
LMT LOCKHEED MARTIN CORP	50.000	$91.82	$4,591.00	N/A	N/A	N/A	Trade
KSS KOHLS CORP	55.000	$71.03	$3,906.65	N/A	N/A	N/A	Trade
KO COCA COLA CO	65.000	$48.91	$3,179.15	N/A	N/A	N/A	Trade
IBM INTL BUSINESS MACH	30.000	$93.86	$2,815.80	N/A	N/A	N/A	Trade
HST HOST HOTELS &	130.000	$24.69	$3,209.70	$3,053.95	$155.75	5.10%	Trade

Dominican Sisters of Springfield Illinois
Sacred Heart Convent
1237 West Monroe Street
Springfield, Illinois 62704
(217) 787-0481 Fax (217) 787-8169

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning "Reduce Greenhouse Gas Emissions," which I have co-filed for the 2007 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Sr. Patricia Daly, OP, the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Sr. Linda Hayes, OP
[Co-filer's name]
Dominican Sisters of Springfield, IL

SHAREHOLDER PROPOSAL

DEC 12 2006

NO. OF SHARES________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Dominican Sisters of Springfield Illinois
Sacred Heart Convent
1237 West Monroe Street
Springfield, Illinois 62704
(217) 787-0481 Fax (217) 787-8169

December 14, 2006

David G. Henry
Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Henry:

Proof of ownership of Exxon Mobil common stock in the company in enclosed. We have owned the requisite amount of stock as of December 8, 2006, have continuously held for over a year prior to December 8, 2006, and intend to maintain ownership through the date of the annual meeting.

I have enclosed a monthly statement from our bank going back twelve months from November, 2006, as well as a statement dated today showing current ownership of the stock.

Sincerely,

S. Linda Hayes, OP

Sister Linda Hayes, OP
Dominican Sisters of Springfield, IL

cc: Sr. Patricia Daly, Community of the Sisters of St. Dominic of Caldwell, NJ
Leslie Lowe, ICCR
Julie Wokaty, ICCR

SHAREHOLDER RELATIONS

DEC 1 8 2006

NO. OF SHARES ____________
COMMENT: ____________
ACTION: ____________

CHASE

Chase com | Contact Us | Privacy Policy | LOG O

Thursday, December 14, 2(

GET QUOTE

Delayed at least 20 minutes.

▸ Symbol Lookup

My Accounts

Print Help with this page



SISTER HAYNES
slhayes@spdom.org
If your e-mail is incorrect or missing, please update it now.

You have no messages.

Secure Online Session
Last logged on at 8:54 PM EST on 12/08/2006
See session summary

Display/Hide accounts

Pay Bills | Go Paperless | Personalized Alerts | Chase ATM QuickChoice℠ Preferences

Investment Accounts*

Account	Market Value
INVESTMENT/BROKERAGE (...5226)	$113,903.77
Activity Balances Trade	


The easiest way to

Investing

- Access Stock/fund screener.
- Set free Investments Alerts.
- Study the markets.
- Go to Investing.

Customer Center

- Personalized Alerts
- Nickname accounts
- Change mailing address
- Go to Customer Center

Products & Services

We offer a wide range of products and services for your financial needs.

- Go to Products & Services

CHASE
Market Summary

Today | 1 Week | 1 Year


12,377
12380
12360
12340
12320
12300
Wednesday's Close
10am 12pm 2pm 4pm

Thursday, December 14, 2006

Get a detailed quote for DJIA

As of 11.36am ET 12/14/2006
Quotes delayed at least 20 min.

Index	Last	%Chng
DJIA	12,378.31	0 49%
NASDAQ	2,457.40	1.03%
NYSE	9,128.81	0.51%
AMEX	2,065.47	0.55%
S&P 500	1,422.40	0.65%

JPMorgan Chase Bank, N.A. Member FDIC
Equal Opportunity Lender

Security | Terms of Use | Legal Agreements

CHASE

Chase.com | Contact Us | Privacy Policy | LOG O

Thursday, December 14, 2(

My Accounts > Portfolio Holdings

GET QUOTE

Delayed at least 20 minutes.

Symbol Lookup

Portfolio Holdings

Print Help with this page

You are viewing a summary of your portfolio holdings.

I'd like to...

- Trade stocks
- Trade mutual funds
- Trade options
- See more choices

INVESTMENT/BROKERAGE (.....5226) **Net Worth: $113,903.77**

Symbol	Current Quantity	Current Price	Current Value	Total Cost	Unrealized Gain/Loss $	Unrealized Gain/Loss %	Trade
XOM EXXON MOBIL CORP	50.000	$78.11	$3,905.50	N/A	N/A	N/A	Trade
WMT WAL-MART STORES INC	60.000	$46.52	$2,791.20	N/A	N/A	N/A	Trade
SWY SAFEWAY INC COM NEW FMLY SAFEWAY STORES INC TO 2/23/90	110.000	$34.25	$3,767.50	$2,875.05	$892.45	31.04%	Trade
RTN RAYTHEON CO COM NEW	75.000	$52.17	$3,912.75	N/A	N/A	N/A	Trade
QAARQ JP MORGAN LIQUID ASSETS MMKT MORGAN	6,082.450	$1.00	$6,082.45	N/A	N/A	N/A	Trade
MRK MERCK & CO INC	100.000	$43.53	$4,353.00	N/A	N/A	N/A	Trade
MEE MASSEY ENERGY CO	80.000	$25.97	$2,077.60	N/A	N/A	N/A	Trade
MCD MCDONALDS CORP	90.000	$43.66	$3,929.40	$3,052.55	$876.85	28.73%	Trade
LMT LOCKHEED	50.000	$90.15	$4,507.50	N/A	N/A	N/A	Trade

061130 210 002000742 C 1
J.P. MORGAN SECURITIES INC
MEMBER NYSE, NASD, AMEX, SIPC
300 SOUTH RIVERSIDE PLAZA
SUITE IL1-0291, 11TH FLOOR
CHICAGO, IL 60670-0291

Account Number: PYH-395226

JPMorgan

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704

YOUR JPMORGAN ADVISOR
MARK RIDLEY
RR#: PNY

FOR QUESTIONS OR UP-TO-DATE ACCOUNT INFORMATION:
Local 217 525 9728
National 888 845 1973

Statement Date: 11/01/06 to 11/30/06

SNAPSHOT

TOTAL PORTFOLIO
$113,672.41

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents	$5,920.89	$8,815.97
Securities	$107,751.52	$101,353.13
TOTAL PORTFOLIO VALUE	**$113,672.41**	**$110,169.10**

Portfolio Value
(in hundreds of dollars)


1,140
760
380
0
March 2006
June 2006
September 2006
This Period

A portfolio value less than $100.00 may not be displayed.

ACCOUNT ACTIVITY	This Period	Year-To-Date
Net Trading	($3,070.55)	$4,983.73
Net Core Fund Activity	$2,895.08	($6,080.19)
Net Additions and Withdrawals	$0.00	($504.52)
Net Income and Expenses	$175.47	$1,600.98

LEGEND
() Numbers in parenthesis are debits or subtractions
NFS = National Financial Services LLC

Account carried with National Financial Services LLC, Member NYSE, SIPC

JPMorgan

EQUITIES 94.79%

Independent, third party research selected by an Independent Consultant for certain companies covered by J.P. Morgan Securities Inc. is available to clients of JPMSI at no cost. Clients can access this research at www.jpmorganonline.com or can call their JPMorgan representative at their toll free number to request that a copy of this research be sent to them. When JPMorgan drops coverage of a company, independent research will continue to be provided for an 18-month period, when available. Refer to Equity Research Ratings section for research ratings on client holdings, if applicable.

Description	Symbol/Cusip Account Type	Quantity	Price on 11/30/06	Current Market Value	Prior Market Value	Estimated Annual Income	Total Cost Basis	Unrealize Gain (Los
COOPER INDUSTRIES LTD CL A ISIN #BMG241821005 SEDOL #2949435 (BERMUDA) Estimated Yield 1.61% Dividend Option Cash Capital Gain Option Cash	CBE CASH	35	$91.44	$3,200.40	$3,130.75	$51.80		
DEAN FOODS CO Dividend Option Cash Capital Gain Option Cash	DF CASH	80	$42.82	$3,425.60	$3,351.20		$3,169.75	$255.85
DELL INC Dividend Option Cash Capital Gain Option Cash	DELL CASH	110	$27.24	$2,996.40	$2,676.30			
DISNEY WALT CO DEL (HOLDING COMPANY) Estimated Yield 0.93% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 01/12/07	DIS CASH	115	$33.05	$3,800.75	$3,617.90	$35.65		
DOLLAR GEN CORP Estimated Yield 1.28% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 01/18/07	DG CASH	190	$15.54	$2,952.60	$2,665.70	$38.00	$2,538.65	$413.95
DOLLAR TREE STORES INC Dividend Option Cash Capital Gain Option Cash	DLTR CASH	95	$30.01	$2,850.95	$2,953.55		$2,496.85	$354.10
EXXON MOBIL CORP Estimated Yield 1.66% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 12/11/06	XOM CASH	50	$76.81	$3,840.50	$3,571.00	$64.00		

061031 210 002000690 C 1
J.P. MORGAN SECURITIES INC.
MEMBER NYSE, NASD, AMEX, SIPC
300 SOUTH RIVERSIDE PLAZA
SUITE IL1-0291, 11TH FLOOR
CHICAGO, IL 60670-0291

Account Number: PYH-395226

JPMorgan

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704

YOUR JPMORGAN ADVISOR
MARK RIDLEY
RR#: PNY

mark.e.ridlay@JPMorgan.com

FOR QUESTIONS OR UP-TO-DATE ACCOUNT INFORMATION:
Local 217 525 9728
National 888 845 1973

Statement Date: 10/01/06 to 10/31/06

SNAPSHOT

TOTAL PORTFOLIO
$110,169.10

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents	$8,815.97	$6,343.15
Securities	$101,353.13	$101,036.63
TOTAL PORTFOLIO VALUE	$110,169.10	$107,379.78

Portfolio Value
(in hundreds of dollars)



1,110
740
370
0
March 2006
June 2006
September 2006
This Period

A portfolio value less than $100.00 may not be displayed.

ACCOUNT ACTIVITY	This Period	Year-To-Date
Net Trading	$2,324.24	$8,054.28
Net Core Fund Activity	($2,472.82)	($8,975.27)
Net Additions and Withdrawals	$0.00	($504.52)
Net Income and Expenses	$148.58	$1,425.51

LEGEND
( ) Numbers in parenthesis are debits or subtractions
NPS - National Financial Services LLC

Account carried with National Financial Services LLC, Member NYSE, SIPC

JPMorgan

EQUITIES 92.00%

Independent, third party research selected by an Independent Consultant for certain companies covered by J.P. Morgan Securities Inc. is available to clients of JPMSI at no cost. Clients can access this research at www.jpmorganonline.com or can call their JPMorgan representative at their toll free number to request that a copy of this research be sent to them. When JPMorgan drops coverage of a company, independent research will continue to be provided for an 18-month period, when available. Refer to Equity Research Ratings section for research ratings on client holdings, if applicable.

Description	Symbol/Cusip Account Type	Quantity	Price on 10/31/06	Current Market Value	Prior Market Value	Estimated Annual Income	Total Cost Basis	Unreali Gain (Lo
COOPER INDUSTRIES LTD CL A ISIN #BMG241821005 SEDOL #2949435 (BERMUDA) Estimated Yield 1.65% Dividend Option Cash Capital Gain Option Cash	CBE CASH	35	$89.45	$3,130.75	$2,982.70	$51.80		
DEAN FOODS CO Dividend Option Cash Capital Gain Option Cash	DF CASH	80	$41.89	$3,351.20	$3,361.60		$3,169.75	$181.
DELL INC Dividend Option Cash Capital Gain Option Cash	DELL CASH	110	$24.33	$2,676.30	$2,512.40			
DISNEY WALT CO DEL (HOLDING COMPANY) Estimated Yield 0.85% Dividend Option Cash Capital Gain Option Cash	DIS CASH	115	$31.46	$3,617.90	$3,554.65	$31.05		
DOLLAR GEN CORP Estimated Yield 1.42% Dividend Option Cash Capital Gain Option Cash	DG CASH	190	$14.03	$2,665.70	$2,589.70	$38.00	$2,538.65	$127.
DOLLAR TREE STORES INC Dividend Option Cash Capital Gain Option Cash	DLTR CASH	95	$31.09	$2,953.55	$2,941.20		$2,496.85	$456
EXXON MOBIL CORP Estimated Yield 1.79% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 12/11/06	XOM CASH	50	$71.42	$3,571.00	$3,355.00	$64.00		
FAMILY DOLLAR STORES INC Estimated Yield 1.42% Dividend Option Cash Capital Gain Option Cash	FDO CASH	110	$29.45	$3,239.50	$3,216.40	$46.20	$2,484.33	$755

060929 210 008001446 C 1

J.P. MORGAN SECURITIES INC.
MEMBER NYSE, NASD, AMEX, SIPC
300 SOUTH RIVERSIDE PLAZA
SUITE IL1-0291, 11TH FLOOR
CHICAGO, IL 60670-0291

Account Number: PYH-395226

JPMorgan

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704

YOUR JPMORGAN ADVISOR
MARK RIDLEY
RR#: PNY

FOR QUESTIONS OR UP-TO-DATE ACCOUNT INFORMATION:
Local 217 525 9728
National 888 845 1973

Statement Date: 09/01/06 to 09/30/06

SNAPSHOT

TOTAL PORTFOLIO
$107,379.78

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents	$6,343.15	$6,239.34
Securities	$101,036.63	$97,283.49
TOTAL PORTFOLIO VALUE	$107,379.78	$103,522.83


Portfolio Value
(in hundreds of dollars)
1,080
720
360
0
December 2005
March 2006
June 2006
This Period

A portfolio value less than $100.00 may not be displayed.

ACCOUNT ACTIVITY	This Period	Year-To-Date
Net Trading	$0.00	$5,730.04
Net Core Fund Activity	($103.81)	($6,502.45)
Net Additions and Withdrawals	$0.00	($504.52)
Net Income and Expenses	$103.81	$1,276.93

:GEND
Numbers in parenthesis
lebits or subtractions
: = National Financial
ices LLC

Account carried with National Financial Services LLC, Member NYSE, SIPC

JPMorgan

EQUITIES 94.09%

Independent, third party research selected by an Independent Consultant for certain companies covered by J.P. Morgan Securities Inc. is available to clients of JPMSI at no cost. Clients can access this research at www.jpmorganonline.com or can call their JPMorgan representative at their toll free number to request that a copy of this research be sent to them. When JPMorgan drops coverage of a company, independent research will continue to be provided for an 18-month period, when available. Refer to Equity Research Ratings section for research ratings on client holdings, if applicable.

Description	Symbol/Cusip Account Type	Quantity	Price on 09/30/06	Current Market Value	Prior Market Value	Estimated Annual Income	Total Cost Basis	Unrealized Gain (Loss)
DEAN FOODS CO	DF	80	$42.02	$3,361.60	$3,169.60		$3,169.75	$191.85
Dividend Option Cash	CASH							
Capital Gain Option Cash								
DELL INC	DELL	110	$22.84	$2,512.40	$2,480.50			
Dividend Option Cash	CASH							
Capital Gain Option Cash								
DISNEY WALT CO DEL (HOLDING COMPANY)	DIS	115	$30.91	$3,554.65	$3,409.75	$31.05		
	CASH							
Estimated Yield 0.87%								
Dividend Option Cash								
Capital Gain Option Cash								
DOLLAR GEN CORP	DG	190	$13.63	$2,589.70	$2,443.40	$38.00	$2,538.65	$51.05
Estimated Yield 1.46%	CASH							
Dividend Option Cash								
Capital Gain Option Cash								
Next Dividend Payable: 10/19/06								
DOLLAR TREE STORES INC	DLTR	95	$30.96	$2,941.20	$2,734.10		$2,496.85	$444.35
Dividend Option Cash	CASH							
Capital Gain Option Cash								
EXXON MOBIL CORP	XOM	50	$67.10	$3,355.00	$3,383.50	$64.00		
Estimated Yield 1.90%	CASH							
Dividend Option Cash								
Capital Gain Option Cash								
FAMILY DOLLAR STORES INC	FDO	110	$29.24	$3,216.40	$2,812.70	$46.20	$2,484.33	$732.07
Estimated Yield 1.43%	CASH							
Dividend Option Cash								
Capital Gain Option Cash								
Next Dividend Payable: 10/13/06								
FEDERATED DEPT STORE INC DEL	FD	58	$43.21	$2,506.18	$2,202.84	$29.58		
Estimated Yield 1.18%	CASH							
Dividend Option Cash								
Capital Gain Option Cash								
Next Dividend Payable: 10/02/06								

060831 210 002000689 C 1

J.P. MORGAN SECURITIES INC.
MEMBER NYSE, NASD, AMEX, SIPC
300 SOUTH RIVERSIDE PLAZA
SUITE IL1-0291, 11TH FLOOR
CHICAGO, IL 60670-0291

Account Number: PYH-395226

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704

YOUR JPMORGAN ADVISOR
MARK RIDLEY
RR#: PNY

FOR QUESTIONS OR UP-TO-DATE ACCOUNT INFORMATION:
Local 217 525 9728
National 888 845 1973

Statement Date: 08/01/06 to 08/31/06

SNAPSHOT

TOTAL PORTFOLIO
$103,522.83

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents	$6,239.34	$6,062.74
Securities	$97,283.49	$95,311.63
TOTAL PORTFOLIO VALUE	$103,522.83	$101,374.37


Portfolio Value
(in hundreds of dollars)
1,050
700
350
0
December 2005
March 2006
June 2006
This Period

A portfolio value less than $100.00 may not be displayed.

ACCOUNT ACTIVITY	This Period	Year-To-Date
Net Trading	$0.00	$5,730.04
Net Core Fund Activity	($176.60)	($6,398.64)
Net Additions and Withdrawals	$0.00	($504.52)
Net Income and Expenses	$176.60	$1,173.12

EGEND
Numbers in parenthesis
debits or subtractions
S - National Financial
vices LLC

Account carried with National Financial Services LLC, Member NYSE, SIPC

Account Number: PYH-395226
Account Name: DOMINICAN
Statement Date: 08/01/2006 to 08/31/2006

EQUITIES 93.97%

Independent, third party research selected by an Independent Consultant for certain companies covered by J.P. Morgan Securities Inc. is available to clients of JPMSI at no cost. Clients can access this research at www.jpmorganonline.com or can call their JPMorgan representative at their toll free number to request that a copy of this research be sent to them. When JPMorgan drops coverage of a company, independent research will continue to be provided for an 18-month period, when available. Refer to Equity Research Ratings section for research ratings on client holdings, if applicable.

Description	Symbol/Cusip Account Type	Quantity	Price on 08/31/06	Current Market Value	Prior Market Value	Estimated Annual Income	Total Cost Basis	Unrealized Gain (Loss)
DELL INC Dividend Option Cash Capital Gain Option Cash	DELL CASH	110	$22.55	$2,480.50	$2,384.80			
DISNEY WALT CO DEL (HOLDING COMPANY) Estimated Yield 0.91% Dividend Option Cash Capital Gain Option Cash	DIS CASH	115	$29.65	$3,409.75	$3,414.35	$31.05		
DOLLAR GEN CORP Estimated Yield 1.55% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 10/19/06	DG CASH	190	$12.86	$2,443.40	$2,549.80	$38.00	$2,538.65	($95.25)
DOLLAR TREE STORES INC Dividend Option Cash Capital Gain Option Cash	DLTR CASH	95	$28.78	$2,734.10	$2,527.00		$2,496.85	$237.25
EXXON MOBIL CORP Estimated Yield 1.89% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 09/11/06	XOM CASH	50	$67.67	$3,383.50	$3,387.00	$64.00		
FAMILY DOLLAR STORES INC Estimated Yield 1.64% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 10/13/06	FDO CASH	110	$25.57	$2,812.70	$2,499.20	$46.20	$2,484.33	$328.37
FEDERATED DEPT STORE INC DEL Estimated Yield 1.34% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 10/02/06	FD CASH	58	$37.98	$2,202.84	$2,036.38	$29.58		
GENERAL MILLS INC Estimated Yield 2.58% Dividend Option Cash Capital Gain Option Cash	GIS CASH	65	$54.23	$3,524.95	$3,373.50	$91.00	$3,147.55	$377.40

060731 210 002000685 C 1

J.P. MORGAN SECURITIES INC.
MEMBER NYSE, NASD, AMEX, SIPC
300 SOUTH RIVERSIDE PLAZA
SUITE IL1-0291, 11TH FLOOR
CHICAGO, IL 60670-0291

Account Number: PYH-395226

JPMorgan

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704

YOUR JPMORGAN ADVISOR
MARK RIDLEY
RR#: PNY

FOR QUESTIONS OR UP-TO-DATE ACCOUNT INFORMATION:
Local 217 525 9728
National 888 845 1973

Statement Date: 07/01/06 to 07/31/06

SNAPSHOT

TOTAL PORTFOLIO
$101,374.37

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents	$6,062.74	$10,881.22
Securities	$95,311.63	$90,691.30
TOTAL PORTFOLIO VALUE	$101,374.37	$101,572.52

Portfolio Value
(in hundreds of dollars)


1,020
680
340
0
December 2005
June 2006
March 2006
This Period

A portfolio value less than $100.00 may not be displayed.

ACCOUNT ACTIVITY	This Period	Year-To-Date
Net Trading	($4,960.82)	$5,730.04
Net Core Fund Activity	$4,818.48	($6,222.04)
Net Additions and Withdrawals	$0.00	($504.52)
Net Income and Expenses	$142.34	$996.52

LEGEND
() Numbers in parenthesis are debits or subtractions
NFS = National Financial Services LLC

Account carried with National Financial Services LLC, Member NYSE, SIPC

EQUITIES 94.02%

Independent, third party research selected by an Independent Consultant for certain companies covered by J.P. Morgan Securities Inc. is available to clients of JPMSI at no cost. Clients can access this research at www.jpmorganonline.com or can call their JPMorgan representative at their toll free number to request that a copy of this research be sent to them. When JPMorgan drops coverage of a company, independent research will continue to be provided for an 18-month period, when available. Refer to Equity Research Ratings section for research-ratings on client holdings, if applicable.

Description	Symbol/Cusip Account Type	Quantity	Price on 07/31/06	Current Market Value	Prior Market Value	Estimated Annual Income	Total Cost Basis	Unrealized Gain (Loss)
COOPER INDUSTRIES LTD CL A ISIN #BMG241821005 SEDOL #2949435 (BERMUDA) Estimated Yield 1.71% Dividend Option Cash Capital Gain Option Cash	CBE CASH	35	$86.16	$3,015.60	$4,646.00	$51.80		
DEAN FOODS CO Dividend Option Cash Capital Gain Option Cash	DF CASH	80	$37.53	$3,002.40	$2,975.20		$3,169.75	($167.35)
DELL INC Dividend Option Cash Capital Gain Option Cash	DELL CASH	110	$21.68	$2,384.80	$1,589.90			
DISNEY WALT CO DEL (HOLDING COMPANY) Estimated Yield 0.90% Dividend Option Cash Capital Gain Option Cash	DIS CASH	115	$29.69	$3,414.35	$4,350.00	$31.05		
DOLLAR GEN CORP Estimated Yield 1.49% Dividend Option Cash Capital Gain Option Cash	DG CASH	190	$13.42	$2,549.80	unavailable	$38.00	$2,538.65	$11.15
DOLLAR TREE STORES INC Dividend Option Cash Capital Gain Option Cash	DLTR CASH	95	$26.60	$2,527.00	unavailable		$2,496.85	$30.15
EXXON MOBIL CORP Estimated Yield 1.89% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 09/11/06	XOM CASH	50	$67.74	$3,387.00	$4,294.50	$64.00		
FAMILY DOLLAR STORES INC Estimated Yield 1.84% Dividend Option Cash Capital Gain Option Cash	FDO CASH	110	$22.72	$2,499.20	unavailable	$46.20	$2,484.33	$14.87

060630 210 008000995 C 1

BANC ONE SECURITIES CORPORATION
MEMBER NASD AND SIPC
300 SOUTH RIVERSIDE PLAZA
SUITE IL1-0291, 11TH FLOOR
CHICAGO, IL 60670-0291

Account Number: PYH-395226

JPMorgan

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704

YOUR INVESTMENT SPECIALIST
MARK RIDLEY
RR#: PNY

FOR QUESTIONS OR UP-TO-DATE ACCOUNT INFORMATION:
Local 217 525 9728
National 888 845 1973

Statement Date: 06/01/06 to 06/30/06

SNAPSHOT

TOTAL PORTFOLIO
$101,572.52

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents	$10,881.22	$10,749.94
Securities	$90,691.30	$90,568.22
TOTAL PORTFOLIO VALUE	$101,572.52	$101,318.16

Portfolio Value
(in hundreds of dollars)


1,020
680
340
0
September 2005
March 2006
December 2005
This Period

A portfolio value less than $100.00 may not be displayed.

ACCOUNT ACTIVITY	This Period	Year-To-Date
Net Trading	$0.00	$10,690.86
Net Core Fund Activity	($131.28)	($11,040.52)
Net Additions and Withdrawals	$0.00	($504.52)
Net Income and Expenses	$131.28	$854.18

:GEND
Numbers in parenthesis
debits or subtractions
5 - National Financial
vices LLC

Account carried with National Financial Services LLC, Member NYSE, SIPC

JPMorgan

EQUITIES 89.29%

Description	Symbol/Cusip Account Type	Quantity	Price on 06/30/06	Current Market Value	Prior Market Value	Estimated Annual Income	Total Cost Basis	Unrealized Gain (Loss)
DISNEY WALT CO DEL (HOLDING COMPANY) Estimated Yield 0.90% Dividend Option Cash Capital Gain Option Cash	DIS CASH	145	$30.00	$4,350.00	$4,422.50	$39.15		
EXXON MOBIL CORP Estimated Yield 2.08% Dividend Option Cash Capital Gain Option Cash	XOM CASH	70	$61.35	$4,294.50	$4,263.70	$89.60		
FEDERATED DEPT STORE INC DEL Estimated Yield 1.39% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 07/03/06	FD CASH	58	$36.60	$2,122.80	$2,112.07	$29.58		
GENERAL MILLS INC Estimated Yield 2.71% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 08/01/06	GIS CASH	65	$51.66	$3,357.90	$3,372.85	$91.00	$3,147.55	$210.35
HEWLETT-PACKARD CO DE Estimated Yield 1.01% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 07/05/06	HPQ CASH	110	$31.68	$3,484.80	$3,561.80	$35.20		
INTEL CORP Estimated Yield 2.10% Dividend Option Cash Capital Gain Option Cash	INTC CASH	115	$19.00	$2,185.00	$2,072.30	$46.00		
INTL BUSINESS MACH Estimated Yield 1.56% Dividend Option Cash Capital Gain Option Cash	IBM CASH	30	$76.82	$2,304.60	$2,397.00	$36.00		
KOHLS CORP Dividend Option Cash Capital Gain Option Cash	KSS CASH	55	$59.12	$3,251.60	$2,952.95			

060531 210 001011448 C 1
BANC ONE SECURITIES CORPORATION
MEMBER NASD AND SIPC
300 SOUTH RIVERSIDE PLAZA
SUITE IL1-0291, 11TH FLOOR
CHICAGO, IL 60670-0291

Account Number: PYH-395226

JPMorgan

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704

YOUR INVESTMENT SPECIALIST
MARK RIDLEY
RR#: PNY

FOR QUESTIONS OR UP-TO-DATE ACCOUNT INFORMATION:
Local 217 525 9728
National 888 845 1973

Statement Date: 05/01/06 to 05/31/06

SNAPSHOT

TOTAL PORTFOLIO
$101,318.16

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents	$10,749.94	$10,593.23
Securities	$90,568.22	$92,736.80
TOTAL PORTFOLIO VALUE	$101,318.16	$103,330.03



Portfolio Value
(in hundreds of dollars)
1,020
680
340
0
September 2005
December 2005
March 2006
This Period

A portfolio value less than $100.00 may not be displayed.

ACCOUNT ACTIVITY	This Period	Year-To-Date
Net Trading	$0.00	$10,690.86
Net Core Fund Activity	($156.71)	($10,909.24)
Net Additions and Withdrawals	$0.00	($504.52)
Net Income and Expenses	$156.71	$722.90

EGEND
Numbers in parenthesis
debits or subtractions
S = National Financial
vices LLC

Account carried with National Financial Services LLC, Member NYSE, SIPC

JPMorgan

EQUITIES 89.39%

Description	Symbol/Cusip Account Type	Quantity	Price on 05/31/06	Current Market Value	Prior Market Value	Estimated Annual Income	Total Cost Basis	Unrealized Gain (Loss)
DISNEY WALT CO DEL (HOLDING COMPANY) Estimated Yield 0.88% Dividend Option Cash Capital Gain Option Cash	DIS CASH	145	$30.50	$4,422.50	$4,054.20	$39.15		
EXXON MOBIL CORP Estimated Yield 2.10% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 06/09/06	XOM CASH	70	$60.91	$4,263.70	$4,415.60	$89.60		
FEDERATED DEPT STORE INC DEL Estimated Yield 0.70% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 07/03/06	FD CASH	29	$72.83	$2,112.07	$2,257.65	$14.79		
GENERAL MILLS INC Estimated Yield 2.62% Dividend Option Cash Capital Gain Option Cash	GIS CASH	65	$51.89	$3,372.85	$3,207.10	$88.40	$3,147.55	$225.30
HEWLETT-PACKARD CO DE Estimated Yield 0.98% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 07/05/06	HPQ CASH	110	$32.38	$3,561.80	$3,571.70	$35.20		
INTEL CORP Estimated Yield 2.22% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 06/01/06	INTC CASH	115	$18.02	$2,072.30	$2,297.70	$46.00		
INTL BUSINESS MACH Estimated Yield 1.50% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 06/10/06	IBM CASH	30	$79.90	$2,397.00	$2,470.20	$36.00		
KOHLS CORP Dividend Option Cash Capital Gain Option Cash	KSS CASH	55	$53.69	$2,952.95	$3,071.20			

060428 210 001011542 C 1
BANC ONE SECURITIES CORPORATION
MEMBER NASD AND SIPC
300 SOUTH RIVERSIDE PLAZA
SUITE IL1-0291, 11TH FLOOR
CHICAGO, IL 60670-0291

Account Number: PYH-395226

JPMorgan

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704

YOUR INVESTMENT SPECIALIST
MARK RIDLEY
RR#: PNY

FOR QUESTIONS OR UP-TO-DATE ACCOUNT INFORMATION:
Local 217 525 9728
National 888 845 1973

Statement Date: 04/01/06 to 04/30/06

SNAPSHOT

TOTAL PORTFOLIO
$103,330.03

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents	$10,593.23	$10,446.48
Securities	$92,736.80	$89,954.35
TOTAL PORTFOLIO VALUE	$103,330.03	$100,400.83

Portfolio Value
(in hundreds of dollars)



1,050
700
350
0
September 2005
December 2005
March 2006
This Period

A portfolio value less than $100.00 may not be displayed.

ACCOUNT ACTIVITY	This Period	Year-To-Date
Net Trading	$0.00	$10,690.86
Net Core Fund Activity	($146.75)	($10,752.53)
Net Additions and Withdrawals	$0.00	($504.52)
Net Income and Expenses	$146.75	$566.19

LEGEND
) Numbers in parenthesis
re debits or subtractions
NFS - National Financial
ervices LLC

Account carried with National Financial Services LLC, Member NYSE, SIPC

EQUITIES 89.75%

Description	Symbol/Cusip Account Type	Quantity	Price on 04/30/06	Current Market Value	Prior Market Value	Estimated Annual Income	Total Cost Basis	Unrealized Gain (Loss)
DISNEY WALT CO DEL (HOLDING COMPANY) Estimated Yield 0.96% Dividend Option Cash Capital Gain Option Cash	DIS CASH	145	$27.96	$4,054.20	$4,044.05	$39.15		
EXXON MOBIL CORP Estimated Yield 2.02% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 06/09/06	XOM CASH	70	$63.08	$4,415.60	$4,260.20	$89.60		
FEDERATED DEPT STORE INC DEL Estimated Yield 1.28% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 07/03/06	FD CASH	29	$77.85	$2,257.65	$2,117.00	$29.00		
GENERAL MILLS INC Estimated Yield 2.75% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 05/01/06	GIS CASH	65	$49.34	$3,207.10	$3,294.20	$88.40	$3,147.55	$59.55
HEWLETT-PACKARD CO DE Estimated Yield 0.98% Dividend Option Cash Capital Gain Option Cash	HPQ CASH	110	$32.47	$3,571.70	$3,619.00	$35.20		
INTEL CORP Estimated Yield 2.00% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 06/01/06	INTC CASH	115	$19.98	$2,297.70	$2,237.90	$46.00		
INTL BUSINESS MACH Estimated Yield 1.45% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 06/10/06	IBM CASH	30	$82.34	$2,470.20	$2,474.10	$36.00		
KOHLS CORP Dividend Option Cash Capital Gain Option Cash	KSS CASH	55	$55.84	$3,071.20	$2,915.55			

060331 210 008000857 C 1

BANC ONE SECURITIES CORPORATION
MEMBER NASD AND SIPC
300 SOUTH RIVERSIDE PLAZA
SUITE IL1-0291, 11TH FLOOR
CHICAGO, IL 60670-0291

Account Number: PYH-395226

JPMorgan

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704

YOUR INVESTMENT SPECIALIST
MARK RIDLEY
RR#: PNY

FOR QUESTIONS OR UP-TO-DATE ACCOUNT INFORMATION:
Local 217 525 9728
National 888 845 1973

Statement Date: 03/01/06 to 03/31/06

SNAPSHOT

TOTAL PORTFOLIO
$100,400.83

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents	$10,446.48	$10,339.23
Securities	$89,954.35	$88,844.21
TOTAL PORTFOLIO VALUE	$100,400.83	$99,183.44



Portfolio Value
(in hundreds of dollars)
1,020
680
340
0
June 2005
September 2005
December 2005
This Period

A portfolio value less than $100.00 may not be displayed.

ACCOUNT ACTIVITY	This Period	Year-To-Date
Net Trading	$0.00	$10,690.86
Net Core Fund Activity	($107.25)	($10,605.78)
Net Additions and Withdrawals	$0.00	($504.52)
Net Income and Expenses	$107.25	$419.44

GEND
Numbers in parenthesis
ebits or subtractions
- National Financial
ices LLC

Account carried with National Financial Services LLC, Member NYSE, SIPC

JPMorgan

EQUITIES 89.60%

Description	Symbol/Cusip Account Type	Quantity	Price on 03/31/06	Current Market Value	Prior Market Value	Estimated Annual Income	Total Cost Basis	Unrealized Gain (Loss)
DISNEY WALT CO DEL (HOLDING COMPANY) Estimated Yield 0.96% Dividend Option Cash Capital Gain Option Cash	DIS CASH	145	$27.89	$4,044.05	$4,058.55	$39.15		
EXXON MOBIL CORP Estimated Yield 2.10% Dividend Option Cash Capital Gain Option Cash	XOM CASH	70	$60.86	$4,260.20	$4,155.90	$89.60		
FEDERATED DEPT STORE INC DEL Estimated Yield 1.37% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 04/03/06	FD CASH	29	$73.00	$2,117.00	$2,060.16	$29.00		
GENERAL MILLS INC Estimated Yield 2.68% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 05/01/06	GIS CASH	65	$50.68	$3,294.20	$3,201.25	$88.40	$3,147.55	$146.65
HEWLETT-PACKARD CO DE Estimated Yield 0.97% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 04/05/06	HPQ CASH	110	$32.90	$3,619.00	$3,609.10	$35.20		
INTEL CORP Estimated Yield 2.05% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 06/01/06	INTC CASH	115	$19.46	$2,237.90	$2,369.00	$46.00		
INTL BUSINESS MACH Estimated Yield 0.97% Dividend Option Cash Capital Gain Option Cash	IBM CASH	30	$82.47	$2,474.10	$2,407.20	$24.00		
KOHLS CORP Dividend Option Cash Capital Gain Option Cash	KSS CASH	55	$53.01	$2,915.55	$2,646.05			

BANC ONE SECURITIES CORPORATION
MEMBER NASD AND SIPC
300 SOUTH RIVERSIDE PLAZA
SUITE IL1-0291, 11TH FLOOR
CHICAGO, IL 60670-0291

Account Number: PYH-395226

JPMorgan

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704

YOUR INVESTMENT SPECIALIST
MARK RIDLEY
RR#: PNY

FOR QUESTIONS OR UP-TO-DATE ACCOUNT INFORMATION:
Local 217 525 9728
National 888 845 1973

Statement Date: 02/01/06 to 02/28/06

SNAPSHOT

TOTAL PORTFOLIO
$99,183.44

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents	$10,339.23	$10,212.76
Securities	$88,844.21	$88,408.90
TOTAL PORTFOLIO VALUE	$99,183.44	$98,621.66


Portfolio Value
(in dollars)
102,000
68,000
34,000
0
June 2005
December 2005
September 2005
This Period

A portfolio value less than $100.00 may not be displayed.

ACCOUNT ACTIVITY	This Period	Year-To-Date
Net Trading	$0.00	$10,690.86
Net Core Fund Activity	($126.47)	($10,498.53)
Net Additions and Withdrawals	$0.00	($504.52)
Net Income and Expenses	$126.47	$312.19

EGEND
Numbers in parenthesis
debits or subtractions
'S = National Financial
vices LLC

JPMorgan

EQUITIES 89.58%

Description	Symbol/Cusip Account Type	Quantity	Price on 02/28/06	Current Market Value	Prior Market Value	Estimated Annual Income	Total Cost Basis	Unrealized Gain (Loss)
DISNEY WALT CO DEL (HOLDING COMPANY) Estimated Yield 0.96% Dividend Option Cash Capital Gain Option Cash	DIS CASH	145	$27.99	$4,058.55	$3,669.95	$39.15		
EXXON MOBIL CORP Estimated Yield 2.15% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 03/10/06	XOM CASH	70	$59.37	$4,155.90	$4,392.50	$89.60		
FEDERATED DEPT STORE INC DEL Estimated Yield 1.40% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 04/03/06	FD CASH	29	$71.04	$2,060.16	$1,932.27	$29.00		
GENERAL MILLS INC Estimated Yield 2.76% Dividend Option Cash Capital Gain Option Cash	GIS CASH	65	$49.25	$3,201.25	$3,159.65	$88.40	$3,147.55	$53.70
HEWLETT-PACKARD CO DE Estimated Yield 0.97% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 04/05/06	HPQ CASH	110	$32.81	$3,609.10	$3,429.80	$35.20		
INTEL CORP Estimated Yield 1.94% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 03/01/06	INTC CASH	115	$20.60	$2,369.00	$2,444.33	$46.00		
INTL BUSINESS MACH Estimated Yield 0.99% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 03/10/06	IBM CASH	30	$80.24	$2,407.20	$2,439.00	$24.00		
KOHLS CORP Dividend Option Cash Capital Gain Option Cash	KSS CASH	55	$48.11	$2,646.05	$2,441.45			

060131 210 001011760 C 1
BANC ONE SECURITIES CORPORATION
MEMBER NASD AND SIPC
300 SOUTH RIVERSIDE PLAZA
SUITE IL1-0291, 11TH FLOOR
CHICAGO, IL 60670-0291

Account Number: PYH-395226

JPMorgan

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704

YOUR INVESTMENT SPECIALIST
MARK RIDLEY
RR#: PNY

FOR QUESTIONS OR UP-TO-DATE ACCOUNT INFORMATION:
Local 217 525 9728
National 888 845 1973

Statement Date: 01/01/06 to 01/31/06

SNAPSHOT

TOTAL PORTFOLIO
$98,621.66

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents	$10,212.76	$10,027.04
Securities	$88,408.90	$85,668.09
TOTAL PORTFOLIO VALUE	$98,621.66	$95,695.13



Portfolio Value
(in dollars)
99,000
66,000
33,000
0
June 2005
September 2005
December 2005
This Period

A portfolio value less than $100.00 may not be displayed.

ACCOUNT ACTIVITY	This Period	Year-To-Date
Net Trading	$10,690.86	$10,690.86
Net Core Fund Activity	($10,372.06)	($10,372.06)
Net Additions and Withdrawals	($504.52)	($504.52)
Net Income and Expenses	$185.72	$185.72

GEND
lumbers in parenthesis
ebits or subtractions
- National Financial
ces LLC

JPMorgan

EQUITIES 89.64%

Description	Symbol/Cusip Account Type	Quantity	Price on 01/31/06	Current Market Value	Prior Market Value	Estimated Annual Income	Total Cost Basis	Unrealized Gain (Loss)
EXXON MOBIL CORP Estimated Yield 1.84% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 03/10/06	XOM CASH	70	$62.75	$4,392.50	$3,931.90	$81.20		
FEDERATED DEPT STORE INC DEL Estimated Yield 1.50% Dividend Option Cash Capital Gain Option Cash	FD CASH	29	$66.63	$1,932.27	$1,923.57	$29.00		
GENERAL MILLS INC Estimated Yield 2.79% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 02/01/06	GIS CASH	65	$48.61	$3,159.65	$3,205.80	$88.40	$3,147.55	$12.10
HEWLETT-PACKARD CO DE Estimated Yield 1.02% Dividend Option Cash Capital Gain Option Cash	HPQ CASH	110	$31.18	$3,429.80	$3,149.30	$35.20		
INTEL CORP Estimated Yield 1.50% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 03/01/06	INTC CASH	115	$21.255	$2,444.33	$2,870.40	$36.80		
INTL BUSINESS MACH Estimated Yield 0.98% Dividend Option Cash Capital Gain Option Cash	IBM CASH	30	$81.30	$2,439.00	$2,466.00	$24.00		
KOHLS CORP Dividend Option Cash Capital Gain Option Cash	KSS CASH	55	$44.39	$2,441.45	$2,673.00			
LOCKHEED MARTIN CORP Estimated Yield 1.77% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 03/31/06	LMT CASH	50	$67.65	$3,382.50	$3,181.50	$60.00		
MASSEY ENERGY CO Estimated Yield 0.38% Dividend Option Cash Capital Gain Option Cash	MEE CASH	80	$41.25	$3,300.00	$3,029.60	$12.80		

051230 210 002000965 C 1
BANC ONE SECURITIES CORPORATION
MEMBER NASD AND SIPC
300 SOUTH RIVERSIDE PLAZA
SUITE IL1-0291, 11TH FLOOR
CHICAGO, IL 60670-0291

Account Number: PYH-395226

JPMorgan

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704

YOUR INVESTMENT SPECIALIST
MARK RIDLEY
RR#: PNY

FOR QUESTIONS OR UP-TO-DATE ACCOUNT INFORMATION:
Local 217 525 9728
National 888 845 1973

Statement Date: 12/01/05 to 12/31/05

SNAPSHOT

TOTAL PORTFOLIO
$95,695.13

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents	$10,027.04	$9,852.30
Securities	$85,668.09	$84,426.34
TOTAL PORTFOLIO VALUE	$95,695.13	$94,278.64



Portfolio Value
(in dollars)
96,000
64,000
32,000
0
March 2005
June 2005
September 2005
This Period

A portfolio value less than $100.00 may not be displayed.

ACCOUNT ACTIVITY	This Period	Year-To-Date
Net Trading	$0.00	($5,778.59)
Net Core Fund Activity	($174.74)	$3,410.57
Net Additions and Withdrawals	$0.00	$1,725.90
Net Income and Expenses	$174.74	$642.12

GEND
umbers in parenthesis
ebits or subtractions
• National Financial
ces LLC

Account carried with National Financial Services LLC, Member NYSE, SIPC

Account Number: PYH-395226
Account Name: DOMINICAN

Statement Date: 12/01/2005 to 12/31/2005

JPMorgan

EQUITIES 89.52%

Description	Symbol/Cusip Account Type	Quantity	Price on 12/31/05	Current Market Value	Prior Market Value	Estimated Annual Income	Total Cost Basis	Unrealized Gain (Loss)
DISNEY WALT CO DEL (HOLDING COMPANY) Estimated Yield 1.12% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 01/06/06	DIS CASH	145	$23.97	$3,475.65	$3,614.85	$39.15		
EXXON MOBIL CORP Estimated Yield 2.06% Dividend Option Cash Capital Gain Option Cash	XOM CASH	70	$56.17	$3,931.90	$4,062.10	$81.20		
FEDERATED DEPT STORE INC DEL Estimated Yield 1.50% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 01/02/06	FD CASH	29	$66.33	$1,923.57	$1,868.47	$29.00		
GENERAL MILLS INC Estimated Yield 2.75% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 02/01/06	GIS CASH	65	$49.32	$3,205.80	$3,089.45	$88.40	$3,147.55	$58.25
HEWLETT-PACKARD CO DE Estimated Yield 1.11% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 01/04/06	HPQ CASH	110	$28.63	$3,149.30	$3,263.70	$35.20		
INTEL CORP Estimated Yield 1.28% Dividend Option Cash Capital Gain Option Cash	INTC CASH	115	$24.96	$2,870.40	$3,068.20	$36.80		
INTL BUSINESS MACH Estimated Yield 0.97% Dividend Option Cash Capital Gain Option Cash	IBM CASH	30	$82.20	$2,466.00	$2,667.00	$24.00		
JPMORGAN CHASE & CO FORMERLY J P MORGAN CHASE & CO TO 07/20/2004 Estimated Yield 3.42% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 01/31/06	JPM CASH	13	$39.69	$515.97	unavailable	$17.68		

051130 210 001010548 C 1
BANC ONE SECURITIES CORPORATION
MEMBER NASD AND SIPC
300 SOUTH RIVERSIDE PLAZA
SUITE IL1-0291, 11TH FLOOR
CHICAGO, IL 60670-0291

Account Number: PYH-395226

JPMorgan

DOMINICAN SISTERS INC
SRI ACCOUNT
ATTN SISTER LINDA HAYES
1237 WEST MONROE STREET
SPRINGFIELD IL 62704

YOUR INVESTMENT SPECIALIST
MARK RIDLEY
RR#: PNY

FOR QUESTIONS OR UP-TO-DATE ACCOUNT INFORMATION:
Local 217 525 9728
National 888 845 1973

Statement Date: 11/01/05 to 11/30/05

SNAPSHOT

TOTAL PORTFOLIO
$94,278.64

PORTFOLIO VALUE	This Period	Prior Period
Cash and Cash Equivalents	$9,852.30	$9,728.79
Securities	$84,426.34	$81,572.28
TOTAL PORTFOLIO VALUE	$94,278.64	$91,301.07


Portfolio Value
(in dollars)
96,000
64,000
32,000
0
March 2005
September 2005
June 2005
This Period
A portfolio value less than $100.00 may not be displayed.

ACCOUNT ACTIVITY	This Period	Year-To-Date
Net Trading	$0.00	($5,778.59)
Net Core Fund Activity	($123.51)	$3,585.31
Net Additions and Withdrawals	$0.00	$1,725.90
Net Income and Expenses	$123.51	$467.38

LEGEND
.) Numbers in parenthesis are debits or subtractions
NFS = National Financial Services LLC

Account carried with National Financial Services LLC, Member NYSE, SIPC

Account Number: PYH-395226
Account Name: DOMINICAN

Statement Date: 11/01/2005 to 11/30/2005

JPMorgan

EQUITIES 89.55%

Description	Symbol/Cusip Account Type	Quantity	Price on 11/30/05	Current Market Value	Prior Market Value	Estimated Annual Income	Total Cost Basis	Unrealized Gain (Loss)
DISNEY WALT CO DEL (HOLDING COMPANY) Estimated Yield 0.96% Dividend Option Cash Capital Gain Option Cash	DIS CASH	145	$24.93	$3,614.85	$3,533.65	$34.80		
EXXON MOBIL CORP Estimated Yield 1.99% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 12/09/05	XOM CASH	70	$58.03	$4,062.10	$3,929.80	$81.20		
FEDERATED DEPT STORE INC DEL Estimated Yield 1.55% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 01/02/06	FD CASH	29	$64.43	$1,868.47	$1,779.73	$29.00		
GENERAL MILLS INC Estimated Yield 2.77% Dividend Option Cash Capital Gain Option Cash	GIS CASH	65	$47.53	$3,089.45	$3,136.90	$85.80	$3,147.55	($58.10)
HEWLETT-PACKARD CO DE Estimated Yield 1.07% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 01/04/06	HPQ CASH	110	$29.67	$3,263.70	$3,084.40	$35.20		
INTEL CORP Estimated Yield 1.19% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 12/01/05	INTC CASH	115	$26.68	$3,068.20	$2,702.50	$36.80		
INTL BUSINESS MACH Estimated Yield 0.90% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 12/10/05	IBM CASH	30	$88.90	$2,667.00	$2,456.40	$24.00		
KOHLS CORP Dividend Option Cash Capital Gain Option Cash	KSS CASH	55	$46.00	$2,530.00	$2,647.15			

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 12, 2006

VIA UPS OVERNIGHT DELIVERY

Ms. Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
Dominican Sisters of Hope
205 Avenue C, Apt. 10E
New York, NY 10009

Dear Ms. Heinonen:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Dominican Sisters of Hope the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since the Dominican Sisters of Hope does not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially.

Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 6, 2006, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 6, 2006; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

Sincerely,

David Henry

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

Enclosure

"QuantumView"
<QuantumViewNotify@ups.com>

12/13/06 10:36 AM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com
cc
bcc
Subject UPS Delivery Notification, Tracking Number 1Z75105X0198784585

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 13-December-2006 / 10:21 AM
Delivery Location: RESIDENTIAL
Signed by: HEINONEN

Shipment Detail

Ship To:
Ms. Valerie Heinonen, o.s.u.
Sisters of Mercy
205 Avenue C, Apt. 10E
NEW YORK
NY
100092510
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0198784585
Reference Number 1:	0137/6401

____2@@2@@2n8YHxleBMDWZMsrstY1pfD9MkkYDpYNWtsKYp____

Dominican Sisters of Hope

December 6, 2006

RECEIVED
DEC 07 2006
H. H. HUBBLE

Henry H. Hubble, Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Hubble:

On behalf of the Dominican Sisters of Hope, I am authorized to submit the following resolution, which asks that the Board of Directors publicly adopt quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the company's products and operations below 1990 levels; and report its plans to achieve these goals, for inclusion in the 2007 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Mercy Investment Program is cosponsoring this resolution with the Caldwell Dominican Sisters--Sister Patricia Daly, O.P. is our contact--and others associated with the Interfaith Center on Corporate Responsibility. We urge Exxon Mobil to embrace the initiative called for in our resolution.

We are joining with the Caldwell Dominicans and other socially responsible investors in filing this resolution because we believe the climate crisis is impacted greatly by the decisions and practices of energy corporations.

The Dominican Sisters of Hope is the beneficial owner of 100 shares of ExxonMobil stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, Apt 10E
NY NY 10009
Phone/fax 212 674 2542

SHAREHOLDER PROPOSAL

DEC 07 2006

NO. OF SHARES________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning emissions reduction, which I have co-filed for the 2007 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Patricia Daly OP as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Valerie Heinonen, o.s.u. 12/6/06
[Co-filer's name]

Dominican Sisters of Hope

Reduce Greenhouse Gas Emissions

Whereas:

ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";

ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (*2006 10K*);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated..." and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that "...the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." "The world's energy economy is on a pathway that is plainly not sustainable" (*FT Energy Special* 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 *Carbon Disclosure Project* response, from 2003 to 2005, the Company's global carbon dioxide (CO2) equivalent emissions increased;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO2 for every 100 tons emitted by product users (*CDP4*);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately 20.3 billion tons of carbon emissions, estimated to be 4.7% -5.3% of global CO2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

ExxonMobil has set an initial goal to improve energy efficiency by 10% by 2012 across its U.S. refining operations, but this goal does not address GHG emissions, nor does it cover overall operations or products.

RESOLVED: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 12, 2006

VIA UPS OVERNIGHT DELIVERY

Ms. Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
Mercy Investment Program
205 Avenue C, Apt. 10E
New York, NY 10009

Dear Ms. Heinonen:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Mercy Investment Program the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since the Mercy Investment Program does not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, *such as* by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially.

Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 4, 2006, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 4, 2006; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

Sincerely,

David Henry

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

Enclosure

Mercy Investment Program

Valerie Heinonen, o.s.u., Consultant, Corporate Social Responsibility
205 Avenue C, #10E ~ New York, NY 10009
Telephone and Fax 212-674-2542 ~ E-mail heinonenv@juno.com

December 4, 2006

Henry H. Hubble, Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Hubble:

On behalf of Mercy Investment Program, I am authorized to submit the following resolution, which asks that the Board of Directors publicly adopt quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the company's products and operations below 1990 levels; and report its plans to achieve these goals, for inclusion in the 2007 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Mercy Investment Program is cosponsoring this resolution with the Caldwell Dominican Sisters, Sister Patricia Daly, O.P. is our contact, and others associated with the Interfaith Center on Corporate Responsibility. We urge Exxon Mobil to embrace the initiative called for in our resolution.

Mercy Investment Program is the beneficial owner of 100 shares of Exxon Mobil stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.

SHAREHOLDER PROPOSAL

DEC 07 2006

NO. OF SHARES__________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning emissions reductions which I have co-filed for the 2007 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Patricia Daly OP as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Valerie Heinonen, o.s.u. 12/4/06
[Co-filer's name]

Mercy Investment Program

Reduce Greenhouse Gas Emissions

Whereas:

ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";

ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (*2006 10K*);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated..." and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that "...the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." "The world's energy economy is on a pathway that is plainly not sustainable" (*FT Energy Special* 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 *Carbon Disclosure Project* response, from 2003 to 2005, the Company's global carbon dioxide (CO2) equivalent emissions <u>increased</u>;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO2 for every 100 tons emitted by product users (*CDP4*);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately <u>20.3 billion tons</u> of carbon emissions, estimated to be 4.7% -5.3% of global CO2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

ExxonMobil has set an initial goal to improve energy efficiency by 10% by 2012 across its U.S. refining operations, but this goal does not address GHG emissions, nor does it cover overall operations or products.

<u>**RESOLVED**</u>: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000

Northern Trust

gh6
pers 1k

Dg It

RECEIVED
DEC 18 2006
H. H. HUBBLE

December 8, 2006

Henry H. Hubble, Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75-039-2298

Dear Mr. Hubble:

This letter will certify that as of December 4, 2006, Northern Trust held for the beneficial interest of Mercy Investment Program, 2,200 shares of Exxon Mobil Common Stock. The shares are held in the name of Howe & Co.

Further, please note that Northern Trust has continuously held Exxon Mobil Corp stock on behalf of Mercy Investment Program for at least 12 months prior to December 4, 2006.

If you have any questions concerning this matter, please do not hesitate to contact me at (312)557-7408.

Sincerely,

Kelly A. Michel
Trust Officer
The Northern Trust Company

cc. SValerie Heinonen, o.s.u.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 12, 2006

VIA UPS OVERNIGHT DELIVERY

Ms. Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
Sisters of Mercy, Regional Community of Detroit
205 Avenue C, Apt. 10E
New York, NY 10009

Dear Ms. Heinonen:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of Mercy, Regional Community of Detroit Charitable Trust the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since the Sisters of Mercy, Regional Community of Detroit Charitable Trust does not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially.

Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 4, 2006, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 4, 2006; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

Sincerely,

David Henry

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

Enclosure

Sisters of MERCY
OF THE AMERICAS
Regional Community of Detroit

Phone (248) 476-8000 • Fax (248) 476-4222 • www.mercydetroit.org
29000 Eleven Mile Road • Farmington Hills, MI 48336-1405

December 4, 2006

Henry H. Hubble, Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Hubble:

On behalf of the Sisters of Mercy, Regional Community of Detroit Charitable Trust, I am authorized to submit the following resolution, which asks that the Board of Directors publicly adopt quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the company's products and operations below 1990 levels; and report its plans to achieve these goals, for inclusion in the 2007 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Sisters of Mercy, Regional Community of Detroit is cosponsoring this resolution with the Caldwell Dominican Sisters and others associated with the Interfaith Center on Corporate Responsibility. Sister Patricia Daly, O.P. is our contact. We urge Exxon Mobil to embrace the initiative called for in our resolution.

The Sisters of Mercy reaffirmed their belief that stewardship of our environment must be a major priority for the entire religious order of Sisters of Mercy of the Americas. The climate crisis is just one aspect of care for our resources. We believe that it is important to continue to raise this concern with you and suggest that reducing emissions is a critical step toward preserving a viable environment for future generations.

The Sisters of Mercy, Regional Community of Detroit Charitable Trust is the beneficial owner of 10,560 shares of ExxonMobil stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, osu

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, Apt 10E
NY, NY 10009
Telephone and fax: 212 674 2542

SHAREHOLDER PROPOSAL

DEC 07 2006

NO. OF SHARES__________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Hermanas

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning emissions reduction, which I have co-filed for the 2007 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Patricia Daly, OP, as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Valerie Heinonen, osu. 12/4/06
[Co-filer's name]

Sisters of Mercy, Regional Community of Detroit, Charitable Trust

Reduce Greenhouse Gas Emissions

Whereas:

ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";

ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (*2006 10K*);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated..." and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that ". the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." "The world's energy economy is on a pathway that is plainly not sustainable" (*FT Energy Special* 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 *Carbon Disclosure Project* response, from 2003 to 2005, the Company's global carbon dioxide (CO2) equivalent emissions <u>increased</u>;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO2 for every 100 tons emitted by product users (*CDP4*);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately <u>20.3 billion tons</u> of carbon emissions, estimated to be 4.7% -5.3% of global CO2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

ExxonMobil has set an initial goal to improve energy efficiency by 10% by 2012 across its U.S. refining operations, but this goal does not address GHG emissions, nor does it cover overall operations or products.

<u>**RESOLVED**</u>: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

STATE STREET.

801 Pennsylvania
Kansas City, MO 64105
Telephone: (816) 871-4100

prog ok

DqH

RECEIVED
DEC 18 2006
H. H. HUBBLE

December 13, 2006

Henry H. Hubble, Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75-039-2298

Dear Mr. Hubble:

This letter will certify that as of December 13, 2006, State Street held for the beneficial interest of the Sisters of Mercy Regional Community of Detroit Charitable Trust, 10,560 shares of Exxon Mobil Common Stock. The shares are held in the name of C.E.D and Co.

Further, please note that State Street has continuously held Exxon Mobil stock on behalf of the Sisters of Mercy Regional Community of Detroit Charitable Trust for at least 12 months prior to December 4, 2006.

If you have any questions concerning this matter, please do not hesitate to contact me at 816-871-7223.

Sincerely,

Richard M. Davis
Assistant Vice President

cc: Sr. Valerie Heinonen

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 12, 2006

VIA UPS OVERNIGHT DELIVERY

Ms. Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
Ursuline Sisters of Tildonk
205 Avenue C, Apt. 10E
New York, NY 10009

Dear Ms. Heinonen:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Ursuline Sisters of Tildonk the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since the Ursuline Sisters of Tildonk does not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially.

Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 6, 2006, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 6, 2006; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

Enclosure

Ursuline Sisters of Tildonk

UNITED STATES PROVINCE

81-15 UTOPIA PARKWAY
JAMAICA, NEW YORK 11432-1308

PROVINCIAL'S OFFICE: (718) 591-0681
FAX: (718) 969-4275

December 6, 2006

Henry H. Hubble, Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Hubble:

On behalf of the Ursuline Sisters of Tildonk, U.S. Province, I am authorized to submit the following resolution, which asks that the Board of Directors publicly adopt quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the company's products and operations below 1990 levels; and report its plans to achieve these goals, for inclusion in the 2007 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Ursuline Sisters of Tildonk is cosponsoring this resolution with the Caldwell Dominican Sisters, where Sister Patricia Daly, O.P. is our contact, and others associated with the Interfaith Center on Corporate Responsibility.

The Ursuline Sisters of Tildonk believe that reduction of emissions and other initiatives to secure alternative sources of energy and conservation are critical priorities for all of us both here in the U.S. and in developing countries. We urge Exxon Mobil to embrace the initiative called for in our resolution.

The Ursuline Sisters of Tildonk, U.S. Province is the beneficial owner of 4,000 shares of ExxonMobil stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, osu.

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, Apt 10E
NY, NY 10009
Telephone and fax: 212 674 2542

SHAREHOLDER PROPOSAL

DEC 07 2006

NO. OF SHARES________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning emissions reduction, which I have co-filed for the 2007 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Patricia Daly OP as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Valerie Heinonen osu 12/6/06
[Co-filer's name]

Ursuline Sisters of Tildonk, U.S. Province

Reduce Greenhouse Gas Emissions

Whereas:

ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";

ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (*2006 10K*);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated..." and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that ".the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." "The world's energy economy is on a pathway that is plainly not sustainable" (*FT Energy Special* 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 *Carbon Disclosure Project* response, from 2003 to 2005, the Company's global carbon dioxide (CO2) equivalent emissions increased;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO2 for every 100 tons emitted by product users (*CDP4*);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately 20.3 billion tons of carbon emissions, estimated to be 4.7% -5.3% of global CO2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

ExxonMobil has set an initial goal to improve energy efficiency by 10% by 2012 across its U.S. refining operations, but this goal does not address GHG emissions, nor does it cover overall operations or products.

RESOLVED: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

Neuberger Berman, LLC
Neuberger Berman Clearing Services
605 Third Avenue, 38th Floor
New York, NY 10158
Tel. 212.476.9000
www.nb.com/clearing

RECEIVED
DEC 12 2006
H. H. HUBBLE

NEUBERGER BERMAN
A Lehman Brothers Company

December 08, 2006

Henry H. Hubble, Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75-039-2298

Dear Mr. Hubble:

This letter will certify that as of December 6, 2006, Neuberger Berman held for the beneficial interest of the Ursuline Sisters of Tildonk, 4000 shares of Exxon Mobil Common Stock. The shares are held in the name of Neuberger Berman.

Further, please note that Neuberger Berman has continuously held Exxon Mobil stock on behalf of the Ursuline Sisters of Tildonk for at least 12 months prior to December 6, 2006.

If you have any questions concerning this matter, please do not hesitate to contact me at 212-526-1246 or mscarpa@nb.com.

Sincerely
Michael Scarpa
Vice-President
Neuberger Berman Clearing Services

SHAREHOLDER PROPOSAL

DEC 12 2006

NO. OF SHARES__________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Neuberger Berman, LLC
Neuberger Berman Clearing Services
605 Third Avenue, 38th Floor
New York, NY 10158
Tel. 212.476.9000
www.nb.com/clearing

RECEIVED
DEC 12 2006
H. H. HUBBLE

NEUBERGER BERMAN
A Lehman Brothers Company

December 08, 2006

Henry H. Hubble, Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75-039-2298

Dear Mr. Hubble:

This letter will certify that as of December 6, 2006, Neuberger Berman held for the beneficial interest of the Ursuline Sisters of Tildonk, 4000 shares of Exxon Mobil Common Stock. The shares are held in the name of Neuberger Berman.

Further, please note that Neuberger Berman has continuously held Exxon Mobil stock on behalf of the Ursuline Sisters of Tildonk for at least 12 months prior to December 6, 2006.

If you have any questions concerning this matter, please do not hesitate to contact me at 212-526-1246 or mscarpa@nb.com.

Sincerely
Michael Scarpa
Vice-President
Neuberger Berman Clearing Services

SHAREHOLDER PROPOSAL
DEC 12 2006
NO. OF SHARES
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 13, 2006

VIA UPS OVERNIGHT DELIVERY

Sister Linda Jansen, SSND
Provincial Treasurer
School Sisters of Notre Dame St. Louis Province
320 East Ripa Avenue
St. Louis, MO 63125-2897

Dear Sister Linda Jansen:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of St. Joseph in California the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. By copy of a letter from The Commerce Trust Company, share ownership has been verified.

Sincerely,

David Henry

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

"QuantumView" <QuantumViewNotify@ups.com>

12/14/06 11:31 AM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com

cc

bcc

Subject UPS Delivery Notification, Tracking Number 1Z75105X0195711499

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 14-December-2006 / 10:09 AM
Delivery Location: OFFICE
Signed by: VOGEL

Shipment Detail

Ship To:
Sister Linda Jansen
Sisters of Notre Dame
320 East Ripa Avenue
SAINT LOUIS
MO
631252835
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0195711499
Reference Number 1:	0137/6401

____2@@2@@2O8eAPs89JXarJk6kpegBNXvJQQeXBeFapk-eB____

School Sisters of Notre Dame
St. Louis Province

320 East Ripa Avenue
St. Louis, MO 63125-2897
314-544-0455 voice
314-544-6754 fax
www.ssnd-sl.org

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 12 2006
Routed for Action to:________
Informational Copy to:________

December 7, 2006

Rex Tillerson, CEO
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Raymond:

I am writing you on behalf of the School Sisters of Notre Dame, an international religious congregation committed to the well-being and quality of life of the human family throughout the world.

We believe we are all responsible for preserving our universe. Global warming is a real threat to the future of this planet. We feel that our company needs to do its part to create a more sustainable future for our earth and would like our company to share its research data relevant to the science of climate change.

The School Sisters of Notre Dame of St. Louis are the beneficial owners of 3,050 shares of Exxon Mobil common stock. Verification of ownership of the shares is attached. We have held this stock continuously for over a year and intend to hold the stock at least through the date of the annual meeting.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with the Pat Daly of the Tri State Coalition. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the next stockholders meeting in accordance with Rule 14-a 8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholders' meeting to move the resolution. We hope that the company will be willing to dialogue with the filers about this proposal. The primary contact can be reached at 40 South Fullerton Avenue, Montclair, NJ 07042.

We hope that the Board of Directors will agree to support and implement this shareholder resolution.

Sincerely,

Sister Linda Jansen, SSND

Sister Linda Jansen, SSND
Provincial Treasurer

SHAREHOLDER PROPOSAL
DEC 12 2006
NO. OF SHARES________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

The Commerce Trust Company
A division of Commerce Bank, N.A.

314-746-7453

December 7, 2006

Sister Linda Jansen, SSND
School Sisters of Notre Dame
320 East Ripa Avenue
St Louis MO 63125

Re: School Sister of Notre Dame General Account #71-0141-01-1

Dear Sister Linda:

Security	Shares	Acquisition Date
Exxon Mobil	3,050	Held continuously for at least one year

To the best of my knowledge, the Sisters intend to hold this security in this account at least through the date of the next annual meeting.

If you should have any questions, please call me.

Sincerely,

Lora Downey

Lora Downey
Vice President

LJD/lj

School Sisters of Notre Dame
St. Louis Province

320 East Ripa Avenue
St. Louis, MO 63125-2897
314-544-0455 voice
314-544-6754 fax
www.ssnd-sl.org

COPY FOR YOUR INFORMATION

December 7, 2006

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning "Reduce Greenhouse Gas Emissions, which I have co-filed for the 2007 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Pat Daly as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Sister Linda Jansen, SSND

Sister Linda Jansen, SSND
Treasurer

SHAREHOLDER PROPOSAL

DEC 11 2006

NO. OF SHARES________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

SCHOOL SISTERS OF NOTRE DAME

FACSIMILE TRANSMITTAL SHEET

TO: David Henry	FROM: SISTER LINDA JANSEN, SSND
FAX NUMBER: 972-444-1505	DATE: DECEMBER 8, 2006
RE: SHAREHOLDER RESOLUTION	TOTAL NO. OF PAGES WITH COVER: 2

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS

Dear Mr. Henry,

I am attaching a letter designating the primary contact for a shareholder resolution that I a co-filing with your company.

Gratefully,

Sister Linda

Sister Linda Jansen, SSND
Treasurer

320 EAST RIPA AVENUE • ST. LOUIS, MO 63125
PHONE: 314-633-7021 • FAX: 314-633-7057

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 12, 2006

VIA UPS OVERNIGHT DELIVERY

Sister Patricia Kelly, SSJ
President
The Corporation of the Convent
of the Sisters of Saint Joseph, Chestnut Hill, Philadelphia
9701 Germantown Avenue
Philadelphia, PA 19118-2693

Dear Sister Patricia Kelly:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Congregation of the Sisters of St. Joseph, Chestnut Hill, Philadelphia the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. However, the proof of share ownership included with your submission is not sufficient.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal.

Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 7, 2006, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 7, 2006; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

The letter from Morgan Keegan that was enclosed with your proposal indicates that your shares were owned on December 1, 2006.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

Sincerely,

David Henry

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

Enclosure

"QuantumView" <QuantumViewNotify@ups.com>

To: denise.k.lowman@exxonmobil.com
cc:
bcc:

12/13/06 11:58 AM

Please respond to auto-notify@ups.com

Subject: UPS Delivery Notification, Tracking Number 1Z75105X0197021249

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 13-December-2006 / 10:29 AM
Delivery Location Left At: RECEIVER
Signed by: WELCH

Shipment Detail

Ship To:
Sister Patricia Kelly
The Corporation of the Convent
9701 Germantown Avenue
PHILADELPHIA
PA
191182633
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0197021249
Reference Number 1:	0137/6401

____2@@2@@2p8nK01qtXhMAXgOgrnc67hpXIlnh6nuMrg5n6____

SISTERS OF SAINT JOSEPH
MOUNT SAINT JOSEPH CONVENT
9701 GERMANTOWN AVENUE
PHILADELPHIA, PA 19118-2693

DEC 0 8 2006 -12
Dau Kim

Return Receipt Requested

December 7, 2006

Mr. Rex W. Tillerson, CEO
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Re: Shareholder Proposal for 2007 Annual Meeting

Dear Mr. Tillerson:

The Congregation of the Sisters of St. Joseph, Chestnut Hill, Philadelphia, is a faith-based investor concerned about the environment. We believe that carbon dioxide emissions are one of the principal causes of global warming and that our company can exercise great influence in reversing the detrimental impact of these emissions on our environment. Therefore we are co-filing the *Reduce Greenhouse Gas Emissions* resolution with the Sisters of Saint Dominic of Caldwell, NJ represented by Sister Patricia Daly.

This resolution is for consideration and action by the shareholders at the next meeting and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Security and Exchange Act of 1934.

The Sisters of St. Joseph are beneficial owners of 225 shares of stock in Exxon Mobil Corporation, which we have held for at least one year. Verification of our holdings is enclosed. We will continue to hold these shares at least through the company's annual meeting.

Thank you for your attention to this matter.

Sincerely,

Sister Patricia Kelly

Sister Patricia Kelly, SSJ
President
The Corporation of the Convent
of the Sisters of Saint Joseph, Chestnut Hill, Philadelphia

Enclosures

cc: Patricia Daly, OP, Sisters of St. Dominic of Caldwell, NJ
Interfaith Center for Corporate Responsibility (ICCR)

SHAREHOLDER PROPOSAL

DEC 08 2006

NO. OF SHARES__________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

SISTERS OF SAINT JOSEPH
MOUNT SAINT JOSEPH CONVENT
9701 GERMANTOWN AVENUE
PHILADELPHIA, PA 19118-2693

December 7, 2006

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning *Reduce Green House Gas Emissions,* which I have co-filed for the 2007 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Patricia Daly, OP as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Sister Patricia Kelly

Sister Patricia Kelly, SSJ
President
The Corporation of the Convent
of the Sisters of Saint Joseph, Chestnut Hill, Philadelphia

Reduce Greenhouse Gas Emissions

Whereas:

ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";

ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (*2006 10K*);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated..." and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that "...the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." "The world's energy economy is on a pathway that is plainly not sustainable" (*FT Energy Special* 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 *Carbon Disclosure Project* response, from 2003 to 2005, the Company's global carbon dioxide (CO_2) equivalent emissions <u>increased</u>;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO_2 for every 100 tons emitted by product users (*CDP4*);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO_2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately <u>20.3 billion tons</u> of carbon emissions, estimated to be 4.7% -5.3% of global CO_2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

ExxonMobil has set an initial goal to improve energy efficiency by 10% by 2012 across its U.S. refining operations, but this goal does not address GHG emissions, nor does it cover overall operations or products.

RESOLVED: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

Morgan Keegan

Morgan Keegan & Company, Inc.
Two Buckhead Plaza
3050 Peachtree Rd. NW, Suite 600
Atlanta, Georgia 30305
404/240-6700
WATS 800/669-3469
Members New York Stock Exchange, Inc.

December 1, 2006

Sister Barbara Ann Winnals, SSJ
Mount St. Joseph Convent
9701 Germantown Avenue
Philadelphia, PA 19118-2693

RE: Exxon Mobil Corporation

Dear Sister Barbara,

This is to certify that the Sisters of St. Joseph own 225 shares of Exxon Mobil Corporation purchased as follows and the shares are held in the referenced account(s) at Morgan Keegan & Co., Inc.:

Fournier Retirement Account Inc. (Gift), Account #01452200

Shares	Purchase Date
100	10/16/02

Convent of Sisters of Saint Joseph (Gift), Account #01458868

Shares	Purchase Date
125	03/26/04

If any further information is required please do not hesitate to contact me at 866-891-6496.

Sincerely,

Carolyn LaRocco, CFP, CIMA
Managing Director

Enclosure: Portfolio Appraisal

Cc: Mary Beth Hamm, SSJ

GHO

Morgan Keegan

Morgan Keegan & Company, Inc.
Two Buckhead Plaza
3050 Peachtree Rd. NW, Suite 600
Atlanta, Georgia 30305
404/240-6700
WATS 800/669-3469
Members New York Stock Exchange, Inc.

SHAREHOLDER RELATIONS

DEC 19 2006

NO. OF SHARES ______
COMMENT: ______
ACTION: ______

prop OL

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 19 2006
Routed For Action to: DGH
Informational Copy to: ______

December 7, 2006

Sister Barbara Ann Winnals, SSJ
Mount St. Joseph Convent
9701 Germantown Avenue
Philadelphia, PA 19118-2693

RE: Exxon Mobil Corporation

Dear Sister Barbara,

This letter is to certify that the Sisters of St. Joseph have beneficially owned 225 shares i.e. $2000.00 market value of Exxon Mobil Corporation stock at Morgan Keegan & Co., Inc. as of and on December 7, 2006. These shares have been continuously held for more than 12 months prior to this proposal submission date. Please see attached current Morgan Keegan Portfolio Report.

The Sisters of St. Joseph intend on keeping these shares though the annual meeting. If any further information is required please do not hesitate to contact me at 866-891-6496.

Sincerely,

Carolyn LaRocco, CFP, CIMA
Managing Director

Enclosure: Portfolio Appraisal

Cc: Mary Beth Hamm, SSJ

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 13, 2006

VIA UPS OVERNIGHT DELIVERY

Sister Catherine Marie Kreta, CSJ
Sisters of St. Joseph of Carondelet
11999 Chalon Road
Los Angeles, CA 90049-1524

Dear Sister Catherine Marie Kreta:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of St. Joseph in California the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. By copy of a letter from Capital Guardian, share ownership has been verified.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

"QuantumView" <QuantumViewNotify@ups.com>

12/15/06 12:48 AM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com

cc

bcc

Subject UPS Exception Notification, Tracking Number 1Z75105X0195668108

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice alerts you delivery of the following shipment has been rescheduled.

Important Delivery Information

Tracking Number:	1Z75105X0195668108
Rescheduled Delivery Date:	15-December-2006
Exception Reason:	THE PACKAGE WAS LEFT IN A UPS FACILITY CAUSING THIS DELAY
Exception Status/Resolution:	FORWARDED TO THE FACILITY IN THE DESTINATION CITY (RESOLUTION)

Shipment Detail

Ship To:
Sister Catherine Marie Kreta
Sisters of St. Joseph of Carondelet
11999 Chalon Road
LOS ANGELES
CA
900491524
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Reference Number 1:	0137/6401

Sisters of St Joseph of Carondelet

Carondelet Center ❖ 11999 Chalon Road ❖ Los Angeles, CA 90049-1524 ❖ 310-889-2100 ❖ Fax 310-476-8735

December 6, 2006

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

We, the Sisters of St. Joseph in California, join the Sisters of St. Dominic of Caldwell New Jersey as co-filers of the attached resolution, and ask that it be included in the proxy statement in accordance with Rule 14–a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We also ask that it be considered and acted upon by the shareholders at the annual meeting.

We are shareholders of common stock in Exxon Mobil, Inc., and will continue to hold the stock until after the next annual meeting. A verification of ownership of common stock in Exxon Mobil Corporation for one year is attached.

Regarding the proposal concerning Reducing Emissions, we designate Patricia Daly of the Sisters of St. Dominic as the lead filer to act on our behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize Exxon Mobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Sister Catherine Marie Kreta, CSJ

Sister Catherine Marie Kreta, CSJ

cc Marie J. Gaillac, CSJ, Corporate Responsibility Coordinator, JOLT
Leslie Lowe, Program Director, ICCR
Pat Daly, Dominican Sisters, Camden, NJ

SHAREHOLDER PROPOSAL

DEC 12 2006

NO. OF SHARES_________
DISTRIBUTION: HHH: REG: TJG: LKB: JEP: DGH: SMD

Reduce Greenhouse Gas Emissions

Whereas:

ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";

ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (*2006 10K*);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated..." and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that "...the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." "The world's energy economy is on a pathway that is plainly not sustainable" (*FT Energy Special* 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 *Carbon Disclosure Project* response, from 2003 to 2005, the Company's global carbon dioxide (CO_2) equivalent emissions <u>increased</u>;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO_2 for every 100 tons emitted by product users (*CDP4*);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO_2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately <u>20.3 billion tons</u> of carbon emissions, estimated to be 4.7% -5.3% of global CO_2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

ExxonMobil has set an initial goal to improve energy efficiency by 10% by 2012 across its U.S. refining operations, but this goal does not address GHG emissions, nor does it cover overall operations or products.

<u>RESOLVED</u>: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

Capital Guardian℠

John P. Williams, CFA
Senior Vice President
Personal Investment Management

Capital Guardian Trust Company
333 South Hope Street
Los Angeles, California 90071-1406

(800) 421 8508
Phone (213) 486 9476
Fax (213) 486 9492
E-mail: jppw@capgroup.com

December 6, 2006

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irvine, Texas 75039

RE: Sisters of St. Joseph in California – PIM Account #698200
Verification of Ownership of Exxon Mobil Corporation

Dear Mr. Henry:

Sister Catherine Marie Creta of the Sisters of St. Joseph in California asked that I send you this verification of ownership. The referenced account owns 8,100 shares of Exxon Mobil Corp. as of December 6, 2006. The Exxon Mobil position consists of a single tax lot of 8,100 shares purchased on 6/1/2004.

If you should need additional information, please let me know.

Sincerely,

JPPW
cc: Sister Catherine Marie Kreta
Mark Foster
Olga Rodriguez

SHAREHOLDER PROPOSAL

DEC 11 2006

NO. OF SHARES______
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 13, 2006

VIA UPS OVERNIGHT DELIVERY

Ms. Ann Krumboltz
Executive Director
The Brainerd Foundation
1601 Second Avenue, Suite 610
Seattle, WA 98101

Dear Ms. Krumboltz:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of The Brainerd Foundation the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. By copy of a letter from Boston Trust & Investment Management Company, share ownership is verified.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

"QuantumView" <QuantumViewNotify@ups.com>

12/14/06 12:59 PM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com

cc

bcc

Subject UPS Delivery Notification, Tracking Number 1Z75105X0197977271

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 14-December-2006 / 9:22 AM
Delivery Location: OFFICE
Signed by: CAMBRIDGE

Shipment Detail

Ship To:
Ms. Ann Krumboltz
The Brained Foundation
1601 Second Avenue, Suite 610
SEATTLE
WA
981011541
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0197977271
Reference Number 1:	0137/6401

____2@@2@@2U8_DuY0SIzkMIeJea_nb6zVI88_zb_tkaeh_b____

The Brainerd Foundation

December 1, 2006

Mr. Henry H. Hubble
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Hubble:

The Brainerd Foundation is an investor in Exxon Mobil Corporation and the owner of 1,800 shares.

Our Foundation, based in Seattle, has a mission to protect environmental quality of the Pacific Northwest. As implied by our Mission, we are concerned that companies we invest in act responsibly especially with regard to the environment.

Therefore we are co-filing the enclosed shareholder resolution, for inclusion in the 2007 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Exxon Mobil shares. We are co-filing this resolution with Dominican Sisters of Caldwell, NY as the primary filer. Proof of ownership is enclosed.

We have been a shareholder for more than one year and will continue to be an investor through the stockholder's meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Sincerely,

Ann Krumboltz

Ann Krumboltz
Executive Director

SHAREHOLDER PROPOSAL
DEC 08 2006
NO. OF SHARES__________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

The Brainerd Foundation, 1601 Second Avenue, Suite 610, Seattle, WA 98101
Phone: 206.448.0676 / Fax: 206.448.7222 / E-mail: info@brainerd.org

Boston Trust & Investment
Management Company

December 1, 2006

To Whom It May Concern:

Boston Trust & Investment Management Company manages assets and acts as custodian for **The Brainerd Foundation** through its Walden Asset Management division. We are writing to verify that **The Brainerd Foundation** currently owns **1,800** shares of **Exxon Mobil Corp.** (Cusip **#30231G102**). We confirm that **The Brainerd Foundation** has beneficial ownership of at least $2,000 in market value of the voting securities of **Exxon Mobil Corp.** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2,000 in market value through the next annual meeting of **Exxon Mobil Corp.**

Sincerely,

Timothy Smith
Senior Vice President

One Beacon Street Boston, Massachusetts 02108 617.726.7250 fax 617 227 2690

December 1, 2006

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning Reduce Greenhouse Gas Emissions, which I have co-filed for the 2007 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Dominican Sisters of Caldwell, NJ as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Ann Krumboltz

Ann Krumboltz
Executive Director
The Brainerd Foundation

Reduce Greenhouse Gas Emissions

Whereas:

ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";

ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (*2006 10K*);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated..." and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that "...the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." "The world's energy economy is on a pathway that is plainly not sustainable" (*FT Energy Special* 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 *Carbon Disclosure Project* response, from 2003 to 2005, the Company's global carbon dioxide (CO2) equivalent emissions <u>increased</u>;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO2 for every 100 tons emitted by product users (*CDP4*);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately <u>20.3 billion tons</u> of carbon emissions, estimated to be 4.7% -5.3% of global CO2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

ExxonMobil has set an initial goal to improve energy efficiency by 10% by 2012 across its U.S. refining operations, but this goal does not address GHG emissions, nor does it cover overall operations or products.

RESOLVED: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 14, 2006

Reverend Joseph P. La Mar, MM
Assistant CFO
Coordinator, Corporate Social Responsibility
Maryknoll Fathers and Brothers
PO Box 305
New York, NY 10545-0305

Dear Reverend La Mar:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Maryknoll Fathers and Brothers the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. By copy of a letter from Merrill Lynch, share ownership has been verified.

Sincerely,

David Henry

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

Enclosure

MARYKNOLL FATHERS AND BROTHERS

PO Box 305 • Maryknoll, New York 10545-0305 • Tel. (914) 941-7636 ext 2516
~~Fax. (914) 944-9127 • E-mail. mklcsr@igc.apc.org~~
Fax. (914) 944 - 3601 • E-mail. Jlamar@maryknoll.org

Corporate Social Responsibility

December 12, 2006

Mr. Rex W. Tillerson CEO
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson,

The Maryknoll Fathers and Brothers, whose legal title is the Catholic Foreign Mission Society of America, Inc. are the beneficial owners of 332 shares of ExxonMobil, Inc. common stock and will maintain the required number of shares through the scheduled shareholders' meeting in accordance with SEC standards. Verification of ownership is attached.

I am writing to inform you that we are submitting the shareholder proposal which is enclosed. We are asking that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations.

Through this letter we are now notifying the company of our intention to co-file the enclosed resolution with the Sisters of St. Dominic. We present it for inclusion in the proxy statement for consideration and action by the shareholders at the next stockholders meeting in accordance with Security and Exchange Commission regulations. We would appreciate your indicating in the proxy statement that we are a sponsor of this resolution. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC Rules.

Regarding this proposal concerning Reduced Greenhouse Gas Emissions, which I am co-filing for the 2007 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Sr. Patricia Daly, OP as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

It is our tradition as religious investors to seek dialogue with companies to discuss the issues involved with the hope that the resolution might not be necessary. We trust that a dialogue of this sort is of interest to you as well. Please feel free to call Sr. Patricia Daly, OP, (973) 509-8800 if you have any questions about this resolution.

Sincerely,

Joseph P. LaMar

Rev. Joseph P. La Mar, MM
Assistant CFO
Coordinator, Corporate Social Responsibility

SHAREHOLDER PROPOSAL

DEC 13 2006

NO. OF SHARES ____________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

cc: TRI-STATE CRI
ICCR

Encl. Shareholder Resolution/Proof of ownership

Reduce Greenhouse Gas Emissions

Whereas:

ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";

ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (*2006 10K*);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated..." and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that "...the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." " The world's energy economy is on a pathway that is plainly not sustainable" (*FT Energy Special* 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 *Carbon Disclosure Project* response, from 2003 to 2005, the Company's global carbon dioxide (CO2) equivalent emissions increased;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO2 for every 100 tons emitted by product users (*CDP4*);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately 20.3 billion tons of carbon emissions, estimated to be 4.7% -5.3% of global CO2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

ExxonMobil has set an initial goal to improve energy efficiency by 10% by 2012 across its U.S. refining operations, but this goal does not address GHG emissions, nor does it cover overall operations or products.

RESOLVED: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

Michael E. Gray
Vice President
Senior Financial Advisor

Elena Desarden
Client Associate

Global Private Client

105 South Bedford Road
Mt. Kisco, New York 10549
914 241 6461 Direct
800 234 9241 Toll Free
FAX 914 290 6636
micheal_gray@ml.com
http://fa.ml.com/michael_gray

Merrill Lynch

December 12, 2006

To Whom It May Concern:

The Catholic Foreign Mission Society of America, Inc. (CFMSA), also known as the Maryknoll Fathers and Brothers, are beneficial owners of 332 shares of Exxon Mobil, Inc (XOM). These shares have been consistently held since 10/20/99.

If you have any questions, call me at 800-234-9241.

Sincerely,

Michael E. Gray, CFM
Vice President
Senior Financial Advisor

*Merrill Lynch considers your monthly statement to be your official document.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 12, 2006

VIA UPS OVERNIGHT DELIVERY

Sister Judith Lindell, OP
Dominican Sisters of Great Bend, KS
Nuns of the Third Order of St. Dominic
Dominican Sisters
3600 Broadway
Great Bend, KS 67530-3692

Dear Sister Judith Lindell:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Dominican Sisters of Great Bend, KS the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. However, the proof of share ownership included with your submission is insufficient.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since Dominican Sisters of Great Bend, KS does not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially.

Note that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 11, 2006, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 11, 2006; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

The Edward D. Jones information you submitted with your proposal indicates shares were bought in 2004 and held in November 2006, but it does not reflect continuous ownership for the 12 months prior to December 11, 2006.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

Sincerely,

David Henry

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

Enclosure

"QuantumView" <QuantumViewNotify@ups.com>

12/13/06 11:10 AM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com

cc

bcc

Subject UPS Delivery Notification, Tracking Number 1Z75105X0190666253

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 13-December-2006 / 10:13 AM
Delivery Location: FRONT DESK
Signed by: PEEVYHOUSE

Shipment Detail

Ship To:
Sister Judith Lindell
Nuns of the Third Order of St. Domi
3600 Broadway
GREAT BEND
KS
675303636
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0190666253
Reference Number 1:	0137/6401

____2@@2@@2888OCkivWyb6WQtQB8I9FynWIl8y98LbBQH89____

Nuns of the Third Order of St. Dominic

Dominican Sisters
3600 Broadway
Great Bend KS 67530-3692

Phone: 620-792-1232
Fax: 620-792-1746

December 11, 2006

Mr. Rex Tillerson, CEO
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

The Dominican Sisters of Great Bend, KS (Legal title: Nuns of the Third Order of St. Dominic) is the beneficial owner of 55 shares of Exxon Mobil Corporation common stock. Through this letter we notify the company of our co-sponsorship of the enclosed resolution with the Community of the Sisters of St. Dominic of Caldwell, NJ. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a co-sponsor of this resolution with the Community of the Sisters of St. Dominic of Caldwell, NJ, in the company proxy statement.

Proof of ownership of common stock in the company in enclosed. We have owned the requisite amount of stock as of December 11, 2006, have continuously held for over a year prior to December 11, 2006, and intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution with other concerned investors. Sr. Patricia Daly, representing the Community of the Sisters of St. Dominic of Caldwell, NJ, will serve as primary contact for the co-sponsors.

Sincerely,

Sister Judith Lindell

Sister Judith Lindell, OP
Dominican Sisters of Great Bend, KS

cc: Sr. Patricia Daly, Community of the Sisters of St. Dominic of Caldwell, NJ
Leslie Lowe, Program Director, ICCR
Julie Wokaty, ICCR

SHAREHOLDER PROPOSAL

DEC 11 2006

NO. OF SHARES__________

DISTRIBUTION: HHH: REG: TJG: LKB: JEP: DGH: SMD

Nuns of the Third Order of St. Dominic

Dominican Sisters
3600 Broadway
Great Bend KS 67530-3692

Phone: 620-792-1232
Fax: 620-792-1746

VIA FACSIMILE: 972-444-1505

December 11, 2006

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning "Reduce Greenhouse Gas Emissions," which I have co-filed for the 2007 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Sr. Patricia Daly, OP, the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Sister Judith Lindell

Sister Judith Lindell, OP
Dominican Sisters of Great Bend, KS

7 pages including this page

We, the Dominican Sisters of Great Bend, are called:
To be attentive to the Lord, to proclaim the Word, and to celebrate Life.

Reduce Greenhouse Gas Emissions

Whereas:

ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";

ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (*2006 10K*);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated..." and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that "...the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." "The world's energy economy is on a pathway that is plainly not sustainable" (*FT Energy Special* 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 *Carbon Disclosure Project* response, from 2003 to 2005, the Company's global carbon dioxide (CO_2) equivalent emissions increased;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO_2 for every 100 tons emitted by product users (*CDP4*);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO_2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately 20.3 billion tons of carbon emissions, estimated to be 4.7% -5.3% of global CO_2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

ExxonMobil has set an initial goal to improve energy efficiency by 10% by 2012 across its U.S. refining operations, but this goal does not address GHG emissions, nor does it cover overall operations or products.

RESOLVED: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

Account number: 679-10791-1-1
Statement type: Preferred
October 28 - November 24, 2006

201 Progress Parkway
Maryland Heights, MO 63043-3042
www.edwardjones.com
Member SIPC

Edward Jones
MAKING SENSE OF INVESTING

NUNS OF THE THIRD ORDER
OF ST DOMINIC
ATTN SR JUDITH
3600 BROADWAY
GREAT BEND KS 67530-3636

JIM & TODD ARMATYS
PO BOX 762
GREAT BEND KS 67530
620-793-5481
800-432-8249

Value Summary (Held at Edward Jones)

Summary of Your Assets

(Corporate account)

Account number: 679-10791-1-1
Statement type: Preferred
October 28 - November 24, 2006

201 Progress Parkway
Maryland Heights, MO 63043-3042
www.edwardjones.com
Member SIPC

Edward Jones
MAKING SENSE OF INVESTING

Stocks, continued	Our asset category/ Our recommendation	Current price	Current shares	Current value	Amount invested	Amount withdrawn
EXXON MOBIL CORP Symbol: XOM	Growth & Income Buy	72.380	55.	3,980.90	2,746.10	—

EDWARD JONES
12555 MANCHESTER ROAD
ST. LOUIS, MO. 63131-3729
TEL 314-515-2000

Edward Jones

TRADE CONFIRMATION

CUSTOMER COPY

RETAIN FOR YOUR PERMANENT TAX RECORDS

TO:

NUNS OF THE THIRD ORDER
OF ST DOMINIC
3600 BROADWAY
GREAT BEND KS 67530-3636

YOUR INVESTMENT REPRESENTATIVE:

JIM & TODD ARMATYS
PO BOX 762
GREAT BEND, KS 67530

ANY QUESTIONS CALL (620) 793-5481

WE ARE PLEASED TO CONFIRM THE FOLLOWING TRANSACTION:

IN YOUR CASH ACCOUNT 679-10791-1-1

ON TRADE DATE 10/21/2004 FOR SETTLEMENT DATE 10/26/2004

YOU BOUGHT 55 SHARES

DESCRIPTION:
EXXON MOBIL CORP
COM
UNSOLICITED
SPECIAL COMMISSION RATE

PRICE	$	48.9300
PRINCIPAL AMOUNT	$	2,691.15
COMMISSION		50.00
TRANSACTION FEE		4.95
AMOUNT DUE (IF NOT PAID)	$	2,746.10

ORDER NUMBER	679365135	CONFIRM PROCESSED ON	10/21/2004 @ 14:29:24
SECURITY NUMBER	E005207 (XOM)	CUSIP NUMBER	30231G102000
INVESTMENT REP NO.	679610	FOR INTERNAL USE	B-03 90721 3H

WE EXECUTED THIS TRANSACTION AS YOUR AGENT ON A U.S. REGISTERED STOCK EXCHANGE.

WE CONFIRM THE ABOVE TRANSACTION SUBJECT TO THE TERMS BELOW. THIS CONFIRM SHALL BE DEEMED CORRECT IN ALL ASPECTS UNLESS WRITTEN NOTICE OF ANY INACCURACY IS PROMPTLY SENT TO US. FAILURE TO NOTIFY US CONSTITUTES YOUR ACCEPTANCE OF THIS TRANSACTION.
IF THE PHRASE "WE MAKE A MKT IN THIS SECURITY" APPEARS ON THIS CONFIRMATION, WE HAVE ACTED AS PRINCIPAL FUNCTIONING AS A SECONDARY MARKET MAKER.
IF THE PHRASE "UNSOLICITED" APPEARS ON THIS CONFIRMATION, THE TRANSACTION WAS CONDUCTED PURSUANT TO AN UNSOLICITED ORDER TO BUY OR SELL PLACED BY THE CUSTOMER

IT IS AGREED BETWEEN EDWARD JONES ("BROKER") AND THE CUSTOMER
(1.) THAT ALL ORDERS ARE RECEIVED AND EXECUTED SUBJECT TO THE RULES AND CUSTOMS OF THE MARKET OR EXCHANGE (AND ITS CLEARING HOUSE, IF ANY) WHERE ORDER IS EXECUTED.
(2.) ALL SECURITIES PURCHASED OR RECEIVED FOR THE CUSTOMERS ACCOUNT AND NOT PAID FOR IN FULL MAY BE LOANED BY THE BROKER OR USED BY IT IN MAKING DELIVERIES OR SUBSTITUTIONS, OR MAY BE PLEDGED BY THE BROKER EITHER SEPARATELY OR TOGETHER WITH OTHER CUSTOMER SECURITIES FOR THE SUM DUE THEREON WITHOUT FURTHER NOTICE TO THE CUSTOMER.
(3.) SHOULD PAYMENT FOR PURCHASES OR DELIVERY OF SOLD SECURITIES BE DELAYED BEYOND THE SETTLEMENT DATE OR WHEN IN THE BROKER'S JUDGEMENT IT APPEARS NECESSARY FOR ITS PROTECTION, THE BROKER AT ITS OPTION, WITHOUT NOTICE TO THE CUSTOMER MAY CANCEL, SELL OUT, OR BUY IN THE DESCRIBED SECURITY AND THE CUSTOMER SHALL BE HELD LIABLE FOR ANY LOSS INCURRED.
(4.) THAT ALL STATEMENTS OF ACCOUNTS CURRENT AS RENDERED THE CUSTOMER FROM TIME TO TIME ARE ACKNOWLEDGED BY THE CUSTOMER TO BE CORRECT UNLESS WRITTEN NOTICE OF EXCEPTION THERETO BE GIVEN THE BROKER WITHIN FIVE DAYS AFTER THEIR RECEIPT.
(5.) UNLESS YOU INDICATE YOUR NON-ACQUIESCENCE IN WRITING, THIS AGREEMENT SHALL ALSO INSURE TO THE BENEFIT OF THE SUCCESSOR S OF EDWARD JONES.

PLEASE NOTE THE FOLLOWING:
- FOR ODD-LOT TRANSACTIONS, AN ODD-LOT DIFFERENTIAL MAY HAVE BEEN CHARGED AND SUCH AMOUNT WILL BE FURNISHED UPON REQUEST.
- FOR DEBT SECURITIES, CALL FEATURES EXIST THAT MAY AFFECT YIELD AND MATURITY; ADDITIONAL INFORMATION AVAILABLE UPON REQUEST.
- FOR ZERO COUPON TRANSACTIONS, NO PERIODIC PAYMENTS -- CALLABLE BELOW MATURITY VALUE, WITHOUT NOTICE BY MAIL TO HOLDER UNLESS REGISTERED

ON AGENCY TRANSACTIONS WE RECEIVE PAYMENT FOR ORDER FLOW AND/OR OTHER REMUNERATION. THE NAME OF THE OTHER BROKER OR PARTY TO THE TRANSACTION, THE SOURCE AND NATURE OF SUCH PAYMENT OR REMUNERATION, AND THE TIME OF EXECUTION WILL BE FURNISHED UPON WRITTEN REQUEST. FOR PRINCIPAL TRANSACTIONS THE TIME OF EXECUTION WILL ALSO BE FURNISHED UPON WRITTEN REQUEST.

THANK YOU FOR ALLOWING EDWARD JONES THE OPPORTUNITY TO SERVE YOU.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 14, 2006

VIA UPS OVERNIGHT DELIVERY

Ms. Mary Kay Liston, CSJ
Secretary
Sisters of St. Joseph of Carondelet St. Louis Province
6400 Minnesota Avenue
St. Louis, MO 63111-2899

Dear Ms. Liston:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of St. Joseph of Carondelet St. Louis Province the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. Since the Sisters of St. Joseph of Carondelet St. Louis Province appears on our records as a registered shareholder, share ownership has been verified.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

David Henry

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

Enclosure

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning greenhouse gas emissions goals, which I have co-filed on behalf of the Sisters of St. Joseph of Carondelet St. Louis Province for the 2007 Exxon Mobil Corporation annual meeting of shareholders, I designate Sister Patricia Daly as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

____

Ms. Mary Kay Liston

"QuantumView" <QuantumViewNotify@ups.com>

12/18/06 10:39 AM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com

cc

bcc

Subject UPS Delivery Notification, Tracking Number 1Z75105X0197526749

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 18-December-2006 / 9:21 AM
Delivery Location: OFFICE
Signed by: SRV MICHEL

Shipment Detail

Ship To:
Ms. Mary Kay Liston
St. Joseph of Carondelet St. Louis
6400 Minnesota Avenue
SAINT LOUIS
MO
631112807
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0197526749
Reference Number 1:	0137/6401

____2@@2@@2a8zdYD1fH3OGHXRX7zhu03NHyyz3uz.O7Xlzu____

Enclosure

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning greenhouse gas emissions goals, which I have co-filed on behalf of the Sisters of St. Joseph of Carondelet St. Louis Province for the 2007 Exxon Mobil Corporation annual meeting of shareholders, I designate Sister Patricia Daly as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

S. Mary Kay Liston, CSJ

SR ~~Ms.~~ Mary Kay Liston

SISTERS OF ST. JOSEPH OF CARONDELET
ST. LOUIS PROVINCE

Province Leadership Team

December 12, 2006

Rex W. Tillerson, CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

FAX: 972-444-1350

Dear Mr. Tillerson:

We join others who are increasingly concerned about the financial and social responsibility of the companies in which they invest. As women of faith and shareholders, it is our conviction that ExxonMobil must behave in ways that show concern for the good of all creation.

I am hereby authorized to notify you of our intention to join with the Tri-State Coalition for Responsible Investment and with other shareholders in submitting the enclosed proposal for consideration and action by the stockholders at our 2007 annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

The Sisters of St. Joseph of Carondelet, St. Louis Province, are the beneficial owner of 580 shares of ExxonMobil Corporation stock. Verification of ownership (copies of two stock certificates) and a copy of the resolution are enclosed. The stock will be held at least through the date of the 2007 annual meeting.

Please include the enclosed resolution on Reduction of Greenhouse Gas Emissions in the Company's Proxy Statement and Form of Proxy relating to the 2007 Annual Meeting of Stockholders of ExxonMobil. A representative will present this resolution to the assembled stockholders at the annual meeting.

We are co-sponsoring this resolution. Patricia A. Daly, OP, is the lead contact person for this resolution, and any materials sent to her and the other co-filers should be sent to me also. Sr. Patricia Daly's contact information is: 40 South Fullerton Avenue, Montclair, NJ 07042. Phone: 973 509-8800 and fax: 973 509-8808. Her email is: tricri@mindspring.com

SHAREHOLDER PROPOSAL

DEC 13 2006

NO. OF SHARES__________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Serving the dear neighbor for more than 350 years

6400 Minnesota Avenue • St. Louis, MO 63111-2899 • 314-481-8800 • FAX: 314-351-3111 • provincecenter@csjsl.org • www.csjsl.org

Regarding the enclosed proposal concerning reducing greenhouse gas emissions, I designate Sr. Patricia Daly OP as the lead filer to act on my behalf for all purposes in connection with this proposal. As lead filer, Sr. Patricia Daly, OP, is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

We hope that the Board of Directors will agree to support and implement this shareholder resolution.

Sincerely,

Mary Kay Liston, CSJ

Mary Kay Liston, CSJ
Secretary, Sisters of St. Joseph of Carondelet
St. Louis Province Leadership Team

Reduce Greenhouse Gas Emissions

Whereas:

ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";
ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (*2006 10K*);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated..." and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that "...the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." "The world's energy economy is on a pathway that is plainly not sustainable" (*FT Energy Special* 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 *Carbon Disclosure Project* response, from 2003 to 2005, the Company's global carbon dioxide (CO_2) equivalent emissions increased;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO_2 for every 100 tons emitted by product users (*CDP4*);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO_2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately 20.3 billion tons of carbon emissions, estimated to be 4.7% -5.3% of global CO_2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

ExxonMobil has set an initial goal to improve energy efficiency by 10% by 2012 across its U.S. refining operations, but this goal does not address GHG emissions, nor does it cover overall operations or products.

RESOLVED: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.



ExxonMobil

WITHOUT PAR VALUE
CUSIP 30231G 10 2
SEE REVERSE FOR CERTAIN DEFINITIONS

COMMON STOCK

THIS CERTIFICATE IS TRANSFERABLE IN NEW YORK, NEW YORK OR BOSTON, MASSACHUSETTS

EXXON MOBIL CORPORATION INCORPORATED UNDER THE LAWS OF NEW JERSEY SIST E 015277 3300 10 02249-9442 EL30011

THIS CERTIFIES THAT

SISTERS OF ST JOSEPH OF
CARONDELET ST LOUIS PROVINCE
ATT MARY E JOHNSON CSJ TREAS
6400 MINNESOTA
ST LOUIS MO 63111-2807

*290**********
290*******
290*****
****290*******
*****290******

IS THE OWNER OF

TWO HUNDRED NINETY

Shares of the fully paid and non-assessable Common Stock of Exxon Mobil Corporation, transferable on the books of the Corporation in person or by duly authorized attorney upon the surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned and registered by the Transfer Agent and Registrar. Witness the signatures of the duly authorized officers.

DATED: DEC 30 1999

COUNTERSIGNED AND REGISTERED EQUISERVE TRUST COMPANY, N.A. TRANSFER AGENT AND REGISTRAR BY:

AUTHORIZED SIGNATURE

CHAIRMAN OF THE BOARD

TREASURER

E 015277 NUMBER

290 SHARES



ExxonMobil

WITHOUT PAR VALUE
CUSIP 30231G 10 2
SEE REVERSE FOR CERTAIN DEFINITIONS

COMMON STOCK

THIS CERTIFICATE IS TRANSFERABLE IN CANTON, MA, JERSEY CITY, NJ AND NEW YORK CITY, NY

EXXON MOBIL CORPORATION INCORPORATED UNDER THE LAWS OF NEW JERSEY

SIST W 244395 3300 10 02249-9442 264962S

THIS CERTIFIES THAT
SISTERS OF ST JOSEPH OF *290*********
CARONDELET ST LOUIS PROVINCE **290********
ATT MARY F JOHNSON CSJ TREAS ***290*******
6400 MINNESOTA ****290******
ST LOUIS MO 63111 2807 *****290*****

IS THE OWNER OF *TWO HUNDRED NINETY*

shares of the fully paid and non-assessable Common Stock of Exxon Mobil Corporation, transferable on the books of the Corporation in person or by duly authorized attorney upon the surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned and registered by the Transfer Agent and Registrar. Witness the signatures of the duly authorized officers.

DATED: JUL 18 2001
COUNTERSIGNED AND REGISTERED
EQUISERVE TRUST COMPANY, N.A.
TRANSFER AGENT AND REGISTRAR
BY:

AUTHORIZED SIGNATURE

CHAIRMAN OF THE BOARD

TREASURER

W244395 NUMBER

290 SHARES

AMERICAN BANK NOTE COMPANY

©1999 EXXON MOBIL CORPORATION

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 14, 2006

VIA UPS OVERNIGHT DELIVERY

Sister Gabriella Lohan
General Treasurer
Sisters of the Holy Spirit and Mary Immaculate
301 Yucca Street
San Antonio, TX 78203-2399

Dear Sister Gabriella Lohan:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of the Holy Spirit the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since the Sisters of the Holy Spirit does not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially.

Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 12, 2006, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 12, 2006; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

Enclosure

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning greenhouse gas emissions goals, which I have co-filed on behalf of Sisters of the Holy Spirit for the 2007 Exxon Mobil Corporation annual meeting of shareholders, I designate Sister Patricia Daly as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

____

Sister Gabriella Lohan

"QuantumView"
<QuantumViewNotify@ups.com>

12/18/06 12:56 PM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com
cc
bcc
Subject UPS Delivery Notification, Tracking Number 1Z75105X0197308350

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 18-December-2006 / 11:21 AM
Delivery Location: FRONT DESK
Signed by: MAURA

Shipment Detail

Ship To:
Sister Gabriella Lohan
Sisters of Holy Spirit & Mary Imm
301 Yucca Street
SAN ANTONIO
TX
782032351
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0197308350
Reference Number 1:	0137/6401

____2@@2@@2G8SPUBVMLfzhL9T9XStyHfJLvvSfySAzX9.Sy____

Office Of The Treasurer

Sisters of the Holy Spirit
and Mary Immaculate

Dave - These were fax'd to Conf. Center & fwd'd. to me in error.

December 12, 2006

Mr. Rex W. Tillerson
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Fax: 972

Jo
X1055

Dear Mr. Tillerson:

I have been authorized by the Sisters of the Holy Spirit to notify you of our intention to co-file with the Sisters of St. Dominic of Caldwell, NJ a resolution for consideration by the stockholders at the annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the general rules and regulation of the Securities Act of 1934.

The Sisters of the Holy Spirit are the beneficial owners of over $ 2,000.00 worth of shares of stock. Under separate cover you will receive proof of ownership. We will retain shares through the annual meeting.

This resolution request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

Sr. Patricia Daly, OP is the primary contact regarding this resolution and she can be reached at 973-509-8800.

Sincerely,

Sister Gabriella Lohan

Sister Gabriella Lohan
General Treasurer

SGL: mjh

Cc: Sr. Patricia Daly, OP

Enclosure: 1

SHAREHOLDER PROPOSAL

DEC 13 2006

NO. OF SHARES________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Holy Spirit Convent
301 Yucca Street • San Antonio, Texas 78203-2399 • 210-533-5149 • Fax 210-533-3434 • e-mail: gabriella@shsp.org

Oil and Gas - Emissions Reduction
2007 – Exxon Mobil Corporation

WHEREAS: ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";

ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (2006 10K);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated..." and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that "...the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." "The world's energy economy is on a pathway that is plainly not sustainable" (FT Energy Special 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 Carbon Disclosure Project response, from 2003 to 2005, the Company's global carbon dioxide (CO_2) equivalent emissions increased;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO_2 for every 100 tons emitted by product users (CDP4);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO_2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately 20.3 billion tons of carbon emissions, estimated to be 4.7% -5.3% of global CO_2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

ExxonMobil has set an initial goal to improve energy efficiency by 10% by 2012 across its U.S. refining operations, but this goal does not address GHG emissions, nor does it cover overall operations or products.

RESOLVED: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

FAX COVER SHEET

Sisters of the Holy Spirit
301 Yucca St.
San Antonio, Texas 78203

Phone # 210-533-5149
Fax # 210-533-3434

Date: December 13, 2006 Pages: 3 inc. this one

RE: Exxon Mobil Resolution

To: Mr. Rex W. Tillerson Fax # 972-444-1198

Cc: Sister Patricia Daly Fax # 973-509-8808

From: Sisters of the Holy Spirit

Message:

SHAREHOLDER PROPOSAL

DEC 13 2006

NO. OF SHARES________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 12, 2006

VIA UPS OVERNIGHT DELIVERY

Ms. Nora M. Nash, OSF
Director, Corporate Social Responsibility
The Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014-1207

Dear Ms. Nash:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of The Sisters of St. Francis of Philadelphia the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. By copy of a letter from Northern Trust, share ownership has been verified.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

Enclosure

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning greenhouse gas emissions goals, which I have co-filed for the 2007 Exxon Mobil Corporation annual meeting of shareholders, I designate Sister Patricia Daly as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Nora M. Nash

Nora M. Nash

"QuantumView" <QuantumViewNotify@ups.com>

12/13/06 10:40 AM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com

cc

bcc

Subject UPS Delivery Notification, Tracking Number 1Z75105X0198377462

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 13-December-2006 / 10:23 AM
Delivery Location: RECEIVER
Signed by: COUPE

Shipment Detail

Ship To:
Ms. Nora Nash
Sisters of St. Francis of Philadelp
609 South Convent Road
Aston
PA
19014
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0198377462
Reference Number 1:	0137/6401

____2@@2@@2Y8Zqa7rK.wP8.uiu5ZR3lw-.ffZw3ZmP5uvZ3____

DEC 0 8 2006

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

December 5, 2006

Mr. Rex Tillerson, CEO
ExxonMobil
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

Peace and all good! The Sisters of St. Francis have been shareholders in ExxonMobil for many years. As responsible shareholders we seek to achieve social as well as financial returns on our portfolio. We continue to address the many environmental concerns that plague our planet and threaten its sustainability. Each year we see some progress but we are very disappointed to note that according to "Forum for the Future" (Nov. 6, 2006) "ExxonMobil is the greatest emitter of carbon dioxide;" contributing more than 138 tonnes per annum. It is disturbing to read that our company annual sales exceed $328 billion but only 1% is invested in sustainable technology and there seems to be no targets for reduction of CO2 emissions. Out of concern for the future direction of ExxonMobil and our global community, we ask that you take a substantial step forward in transparency and global responsibility as you review and respond to this proposal.

As a faith-based investor, I am hereby authorized to notify you of our intention to submit this shareholder proposal with The Sisters of St. Dominic of Caldwell, NJ. I submit it for inclusion in the proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholders meeting to move the resolution. We hope that representatives of the company will meet with the proponents of this resolution. Please note that the contact person for this resolution will be: Patricia, Daly, OP, Community of the Sisters of St. Dominic of Caldwell, NJ. Her contact information is: 973-509-8800, email: pdaly@tricri.org.

As verification that we are beneficial owners of common stock in ExxonMobil, I enclose a letter from Northern Trust Company, our portfolio custodian/holder of record attesting to the fact. These shares have been held continuously and it is our intention to keep these shares in our portfolio beyond the date of the 2007 annual meeting.

Respectfully yours,

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Thomas McCaney
Associate Director, Corporate Social Responsibility

Enclosures

cc: Patricia Daly, OP, Tri-State Coalition for Responsible Investment
Leslie Lowe, ICCR
Julie Wokaty, ICCR

SHAREHOLDER PROPOSAL

DEC 08 2006

NO. OF SHARES________

DISTRIBUTION: HHH: REG: TJG: LKB: JEP: DGH: SMD

Office of Corporate Social Responsibility
609 South Convent Road • Aston, PA 19014-1207
610-558-7661 • Fax: 610-558-5855 • E-mail: nnash@osfphila.org • www.osfphila.org

Reduce Greenhouse Gas Emissions

Whereas:

ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";

ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (*2006 10K*);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated…" and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that "…the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." "The world's energy economy is on a pathway that is plainly not sustainable" (*FT Energy Special* 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 *Carbon Disclosure Project* response, from 2003 to 2005, the Company's global carbon dioxide (CO2) equivalent emissions increased;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO2 for every 100 tons emitted by product users (*CDP4*);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately 20.3 billion tons of carbon emissions, estimated to be 4.7% -5.3% of global CO2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

ExxonMobil has set an initial goal to improve energy efficiency by 10% by 2012 across its U.S. refining operations, but this goal does not address GHG emissions, nor does it cover overall operations or products.

RESOLVED: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

The Northern Trust Company
50 South La Salle Street
Chicago. Illinois 60675
(312) 630-6000

Northern Trust

December 5, 2006

To Whom It May Concern:

This letter will verify that the Sisters of St. Francis of Philadelphia hold at least $2,000 worth of securities in ExxonMobil Corporation. These shares have been held continuously for more than one year and will be held beyond the time of your next annual meeting.

The Northern Trust Company serves as custodian/holder of record for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in a nominee name of the Northern Trust.

This letter will further verify that Sister Nora M. Nash and/ or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act in their behalf.

Sincerely,

Frank Fauser
2nd Vice President

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 12, 2006

VIA UPS OVERNIGHT DELIVERY

Ms. Andrea Panaritis
Executive Director
The Christopher Reynolds Foundation, Inc.
267 Fifth Avenue, Suite 1001
New York, NY 10016

Dear Ms. Panaritis:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of The Christopher Reynolds Foundation, Inc. the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. By copy of a statement from Morgan Stanley, share ownership has been verified.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

David Henry

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

Enclosure

"QuantumView" <QuantumViewNotify@ups.com>

12/13/06 06:20 PM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com

cc

bcc

Subject UPS Delivery Notification, Tracking Number 1Z75105X0199895516

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 13-December-2006 / 5:26 PM
Delivery Location: OFFICE
Signed by: VITRALLI

Shipment Detail

Ship To:
Ms. Andrea Panaritis
Christopher Reynolds Foundation
267 Fifth Ave., Suite 1001
NEW YORK
NY
100167504
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0199895516
Reference Number 1:	0137/6401

____2@@2@@2N8DVIHXPGdowGA_A.DKxedCGOODdxD8o.AbDx____

THE CHRISTOPHER REYNOLDS FOUNDATION, INC.
267 Fifth Avenue, Suite 1001
New York, NY 10016
Telephone (212) 532-1606 Fax (212) 532-1403
E-Mail: CRFNY@aol.com
Website: www.creynolds.org

RECEIVED
DEC 07 2006
H. H. HUBBLE

December 6, 2006

Mr. Henry H. Hubble
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Hubble:

The Christopher Reynolds Foundation, a private grant-making foundation holds 13,587 shares of Exxon Mobil Corporation and believe, as we know you do, that good governance is essential for building shareholder value. We also believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Research is proliferating that indicates companies taking steps to address the risks associated with global climate change will benefit from enhanced shareholder value.

We will continue to invest at least $2,000 in stock through the stockholders' meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

Therefore the attached proposal is submitted for inclusion in the 2007 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have been a shareholder for more than one year and have held over $2,000 worth of stock. A representative will attend the shareholder's meeting to move the resolution as required by the SEC Rules. We are filing this resolution as a co-filer with Dominican Sisters of Caldwell, NY as the primary filer. We are pleased to provide proof of ownership upon request.

We look forward to further discussion.

Sincerely,

Andrea Panaritis
Executive Director

AP/rfv

SHAREHOLDER PROPOSAL

DEC 07 2006

NO. OF SHARES ________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Reduce Greenhouse Gas Emissions

Whereas:

ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";

ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (*2006 10K*);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated..." and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that "...the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." "The world's energy economy is on a pathway that is plainly not sustainable" (*FT Energy Special* 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 *Carbon Disclosure Project* response, from 2003 to 2005, the Company's global carbon dioxide (CO2) equivalent emissions <u>increased</u>;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO2 for every 100 tons emitted by product users (*CDP4*);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately <u>20.3 billion tons</u> of carbon emissions, estimated to be 4.7% -5.3% of global CO2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

ExxonMobil has set an initial goal to improve energy efficiency by 10% by 2012 across its U.S. refining operations, but this goal does not address GHG emissions, nor does it cover overall operations or products.

RESOLVED: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

Morgan Stanley

ACTIVE ASSETS ACCOUNT ®
FOR MONTH ENDING NOVEMBER 30, 2006

THE CHRISTOPHER REYNOLDS FDN INC
ANDREA PANARITIS STE 101

Account Number
250 135589 132

ASSET DETAILS

Cash/Money Market Funds/Bank Deposits	Amount	Pct of Assets	Est Yrly Income	APY	Annualized 30 Day Yields
CASH	.00	---	---	---	---
ACTIVE ASSETS MONEY TRUST	1,553,475.42	9.7%	76,120	---	4.90%
Total Money Market Funds	1,553,475.42	9.7%	76,120	---	---
Total Cash/MMF/Bank Deposits	$1,553,475.42	9.7%	$76,120	---	---
Net Change Since Last Statement	-89,482.99				

Stocks		Current Price	Value	Pct of Assets	Est Yrly Income	Dividend Yield	Symbol	Additional Information
Common Stocks								
231	ADVANCED MEDICAL OPTICS INC	35.01	8,087.31	0.1%	0	0.00%	EYE	
381	AGILENT TECHNOLOGIES	31.84	12,131.04	0.1%	0	0.00%	A	
1,040	ALLERGAN INC	116.58	121,243.20	0.8%	416	.34%	AGN	Next Dividend Payable 12/07/06
1,695	ALLSTATE CORP	63.48	107,598.60	0.7%	2,373	2.20%	ALL	Next Dividend Payable 01/02/07
400	AMERICAN ELECTRIC POWER CO	41.51	16,604.00	0.1%	624	3.75%	AEP	Next Dividend Payable 12/08/06
3,099	AT&T INC	33.91	105,087.09	0.7%	4,121	3.92%	T	Next Dividend Payable 02/07
3,002	BANK OF NEW YORK	35.54	106,691.08	0.7%	2,641	2.47%	BK	Next Dividend Payable 02/07
5,500	BELLSOUTH CORP	44.59	245,245.00	1.5%	6,380	2.60%	BLS	Next Dividend Payable 02/07
620	BEST BUY CO	54.97	34,081.40	0.2%	248	.72%	BBY	Next Dividend Payable 01/07
3,030	BRISTOL MYERS SQUIBB CO	24.83	75,234.90	0.5%	3,393	4.51%	BMY	Next Dividend Payable 02/07
2,001	CHEVRON CORP	72.32	144,712.32	0.9%	4,162	2.87%	CVX	Next Dividend Payable 12/11/06
2,000	CLOROX CO DE	64.00	128,000.00	0.8%	2,480	1.93%	CLX	Next Dividend Payable 02/07
970	COMCAST CORP (NEW) CLASS A	40.46	39,246.20	0.2%	0	0.00%	CMCSA	
1,000	CONSTELLATION ENERGY GP INC	68.61	68,610.00	0.4%	1,510	2.20%	CEG	Next Dividend Payable 01/07
2,000	CORN PRODUCTS INTL INC	36.32	72,640.00	0.5%	720	.99%	CPO	Next Dividend Payable 01/07
6,699	DEL MONTE FOODS COMPANY	11.29	75,631.71	0.5%	1,071	1.41%	DLM	Next Dividend Payable 02/07
1,082	DU PONT EI DE NEMOURS & CO	46.93	50,778.26	0.3%	1,601	3.15%	DD	Next Dividend Payable 12/14/06
1,136	ELECTR DATA SYSTEMS CORP NEW	27.14	30,831.04	0.2%	227	.73%	EDS	Next Dividend Payable 12/11/06
2,000	ENERGY EAST CORP	24.43	48,860.00	0.3%	2,400	4.91%	EAS	Next Dividend Payable 02/07
400	ENPRO IND INC	34.88	13,952.00	0.1%	0	0.00%	NPO	
1,964	ENRON CORP	N/A	0.00	N/A	0	0.00%		
1,024	EXELON CORP	60.73	62,187.52	0.4%	1,638	2.63%	EXC	Next Dividend Payable 12/11/06
13,587	EXXON MOBIL CORP	76.81	1,043,617.47	6.5%	17,391	1.66%	XOM	Next Dividend Payable 12/11/06
353	FREESCALE SEMICONDUCTOR CL. B	39.93	14,095.29	0.1%	0	0.00%	FSL'B	
54,517	GENERAL ELECTRIC CO	35.28	1,923,359.76	12.0%	54,517	2.83%	GE	Next Dividend Payable 01/07
925	GOODRICH CORPORATION	45.00	41,625.00	0.3%	740	1.77%	GR	Next Dividend Payable 01/02/07
1,000	GREAT PLAINS ENERGY INC	31.61	31,610.00	0.2%	1,660	5.25%	GXP	Next Dividend Payable 12/20/06
8,412	H J HEINZ CO	44.45	373,913.40	2.3%	11,776	3.14%	HNZ	Next Dividend Payable 01/07
2,000	HEWLETT PACKARD	39.46	78,920.00	0.5%	640	.81%	HPQ	Next Dividend Payable 01/07
290	IDEARC INC	27.54	7,986.60	N/A	0	0.00%	IAR	

12/4/06 Still own

Susan Cook

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning greenhouse gas emissions goals, which I have co-filed for the 2007 Exxon Mobil Corporation annual meeting of shareholders, I designate Sister Patricia Daly as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Andrea Panaritis

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 14, 2006

VIA UPS OVERNIGHT DELIVERY

Sister Ranah Phelan, CSJ
Province Leadership Team
Sisters of St. Joseph of Carondelet Albany Province
385 Watervliet-Shaker Road
Latham, NY 12110-4799

Dear Sister Ranah Phelan:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of St. Joseph of Carondelet, Albany, New York the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. By copy of a letter from Merrill Lynch, share ownership has been verified.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

Enclosure

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning greenhouse gas emissions goals, which I have co-filed on behalf of Sisters of St. Joseph of Carondelet Albany Province for the 2007 Exxon Mobil Corporation annual meeting of shareholders, I designate Sister Patricia Daly as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

____

Sister Ronah Phelan

Sisters of St. Joseph of Carondelet • Albany Province • Province Leadership Team

385 Watervliet-Shaker Rd., Latham, NY 12110-4799 • 518-783-3524 • fax 518-783-3672

December12, 2006

Mr. Rex W. Tillerson, CEO
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Tillerson,

The Sisters of St. Joseph of Carondelet, Albany, NY, have a long history of involvement in the social and ecological impact of our investments. Together with other members of the Interfaith Center on Corporate Responsibility we are vitally concerned about the long-term impact on our company of global warming.

The Society of the Sisters of St. Joseph is the beneficial owners of 100 shares of Exxon Mobil. A letter of verification of ownership is attached. We have held stock continuously in Exxon Mobil for over one year and intend to retain the requisite number of shares through the date of the Annual Meeting.

I am authorized to notify you of our intention to present the enclosed proposal on Reduction of Greenhouse Gas Emissions, for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The primary contact for this proposal is Sister Patricia Daly of the Sisters of St. Dominic of Caldwell, NJ. Sr. Patricia will represent us at upcoming meetings with the company. We look forward to discussing any of the issues surrounding these social and environmental concerns.

Sincerely,

Sister Ranah Phelan, csj

Sister Ranah Phelan, CSJ
Province Leadership Team

SHAREHOLDER PROPOSAL

DEC 13 2006

NO. OF SHARES________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Love freely • Live simply • Listen attentively

Reduce Greenhouse Gas Emissions

Whereas:

ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";

ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (*2006 10K*);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated..." and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that "...the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." "The world's energy economy is on a pathway that is plainly not sustainable" (*FT Energy Special* 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 *Carbon Disclosure Project* response, from 2003 to 2005, the Company's global carbon dioxide (CO2) equivalent emissions increased;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO2 for every 100 tons emitted by product users (*CDP4*);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately 20.3 billion tons of carbon emissions, estimated to be 4.7% -5.3% of global CO2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

ExxonMobil has set an initial goal to improve energy efficiency by 10% by 2012 across its U.S. refining operations, but this goal does not address GHG emissions, nor does it cover overall operations or products.

RESOLVED: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

Global Private Client

30 South Pearl Street
Albany, New York 12207
518 462 8300

Merrill Lynch

December 12, 2006

Society of the Sisters of St. Joseph
Attn: Sr. Serena Thompson
385 Watervliet Shaker Road
Latham, New York 12110

Re: 808-04C55

Dear Sr. Serena:

This letter is to serve as verification that the Society of the Sisters of Saint Joseph account 808-04C55 has held 200 shares of Exxon Mobil Corp. (XOM) since September 19, 2002.

As always, if you require any additional information, please do not hesitate to contact me at (518) 462-8324.

Sincerely,

Edward J. Nolan III
Senior Vice President – Investments
Wealth Management Advisor

We are providing the above information as you requested. The information is provided as a service to you and is obtained from data we believe is accurate. However, Merrill Lynch considers your monthly statements to be the official documentation for all transactions.

Sisters of St. Joseph of Carondelet • Albany Province • Province Leadership Team

385 Watervliet-Shaker Rd., Latham, NY 12110-4799 • 518-783-3524 • fax 518-783-3672

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning "Reduce Greenhouse Gas Emissions" which I have co-filed for the 2007 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Sister Patricia A. Daly, OP as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Sister Ranah Phelan, CSJ
[Sister Ranah Phelan, CSJ]

Love freely • Live simply • Listen attentively

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 13, 2006

VIA UPS OVERNIGHT DELIVERY

Ms. Catherine Rowan
Corporate Social Responsibility Coordinator
Maryknoll Sisters
PO Box 311
Maryknoll, NY 10545

Dear Ms. Catherine Rowan:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Maryknoll Sisters of St. Dominic, Inc. the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. By copy of a letter from Merrill Lynch, share ownership is verified.

Sincerely,

David Henry

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

—MARYKNOLL—SISTERS—
P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575

December 7, 2006

Mr. Rex. W. Tillerson
Chairman and Chief Executive Officer
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson,

The Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of 100 shares of Exxon Mobil Corporation. The Sisters have held these shares continuously for over twelve monthss and will continue to do so at least until after the next annual meeting of shareholders. A letter of verification of ownership is enclosed.

The Maryknoll Sisters are a Catholic missionary congregation working in over 30 countries. In some of those countries, particularly in Micronesia and the Marshall Islands, the impacts of global warming are a reality people face daily. As shareholders in ExxonMobil, they believe the company has responsibility to set goals to reduce its greenhouse gas emissions.

I am authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting. I submit this resolution for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The lead filer contact person for this resolution is Sister Patricia Daly, representing the Dominican Sisters of Caldwell, New Jersey. Enclosed please find a letter authorizing her to engage in discussions with ExxonMobil concerning this proposal on my behalf.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Social Responsibility Coordinator

enc.

cc: Henry H. Hubble, Secretary

SHAREHOLDER PROPOSAL

DEC 12 2006

NO. OF SHARES________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Merrill Lynch

The Mahon Group

John C. Mahon
First Vice President - Investments
PIA Program Portfolio Manager

Brendan M. Reidy, CFM
Financial Advisor

Amy Berg
Senior Associate

Global Private Client Group

301 Tresser Boulevard
Stamford, Connecticut 06901
(800) 234-6381 Toll Free
(203) 357-8025 Fax

December 7, 2006

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

This certifies that the Maryknoll Sisters of St. Dominic are the beneficial owners of 100 shares of Exxon Mobil Corporation common stock. These shares have been held continuously for at least 12 months prior to December 7, 2006 and will continue to be held at least through the next annual meeting.

Sincerely,

John C. Mahon
First Vice President-Investments
PIA Program Portfolio Manager
JCM:ajb

—MARYKNOLL—SISTERS

P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575

December 7, 2006

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning "Reduce Greenhouse Gas Emissions, which I have co-filed for the 2007 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Patricia Daly of the Sisters of St. Dominic of Caldwell, NJ as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Catherine Rowan

Catherine Rowan

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 12, 2006

VIA UPS OVERNIGHT DELIVERY

Dr. Everard O. Rutledge
Vice President of Community Health
Bon Secours Health System
2097 Henry Tecklenburg Drive, Suite 214 West
Charleston, SC 29414

Dear Dr. Rutledge:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Bon Secours Health System the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. By copy of a letter from Mellon Global Securities Services, share ownership has been verified.

Sincerely,

David Henry

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

Enclosure

"QuantumView" <QuantumViewNotify@ups.com>

12/13/06 10:40 AM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com

cc

bcc

Subject UPS Delivery Notification, Tracking Number 1Z75105X0199652859

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 13-December-2006 / 10:23 AM
Delivery Location: RECEIVER
Signed by: REED

Shipment Detail

Ship To:
Dr. Everard O. Rutledge
Bon Secours Health System
2097 Henry Tecklenburg Drive
Suite 214 West
CHARLESTON
SC
294145733
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0199652859
Reference Number 1:	0137/6401

BON SECOURS HEALTH SYSTEM

VIA FEDERAL EXPRESS

December 8, 2006

RECEIVED BY
OFFICE OF THE CHAIRMAN

DEC 07 2006

Routed For Action to: DH

Informational Copy to:

Mr. Rex W. Tillerson
CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

Bon Secours Health System and members of the Interfaith Center on Corporate Responsibility continue to be concerned about the long-term impact on our company of growing consumer apprehension about global warming and the public policies that continue to be developed internationally and in the U.S. We believe that it is time to take clear steps to commit to emissions reductions in both operations and product.

Bon Secours, a Catholic health care ministry headquartered in Marriottsville, Maryland, owns, manages, or joint ventures 20 acute-care hospitals, six long-term care, six assisted living and independent and other facilities located in 12 communities in nine states, primarily on the East Coast. On behalf of Bon Secours, I am hereby authorized to ask you to include in your proxy materials for the next annual meeting the enclosed ***Reducing Greenhouse Gas Emissions*** shareholder resolution in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities Exchange Act of 1934. We are co-filing this resolution with Dr. Patricia Daly, OP, Corporate Responsibility Representative, Sisters of St. Dominic of Caldwell New Jersey. A representative of the filers will attend the 2007 stockholders meeting to move the resolution as required by the SEC Rules.

Bon Secours Health System, Inc., has owned a minimum of $2000 worth of common stock in ExxonMobil Corporation for over one year and will continue to hold it through the next annual meeting. Verification of our beneficial ownership will be sent under separate cover.

Sincerely,

[signature]

Everard O. Rutledge, PhD
Vice President of Community Health

SHAREHOLDER PROPOSAL

DEC 11 2006

NO. OF SHARES
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Enclosure - Resolution
cc: Dr. Patricia Daly, OP, Sisters of St. Dominic, Montclair, NJ

2097 Henry Tecklenburg Drive, Suite 214 West, Charleston, SC 29414 843/402-1388 Good Help to those in need since 1861

Reduce Greenhouse Gas Emissions

Whereas:

ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";

ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (*2006 10K*);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated..." and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that "...the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." "The world's energy economy is on a pathway that is plainly not sustainable" (*FT Energy Special* 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 *Carbon Disclosure Project* response, from 2003 to 2005, the Company's global carbon dioxide (CO_2) equivalent emissions <u>increased</u>;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO_2 for every 100 tons emitted by product users (*CDP4*);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO_2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately <u>20.3 billion tons</u> of carbon emissions, estimated to be 4.7% -5.3% of global CO_2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

Mellon

Mellon Global Securities Services

December 8, 2006

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 11 2006 -15
Routed For Action to: DH
Informational Copy to:

Mr. Rex W. Tillerson
CEO
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

This letter is confirmation that Bon Secours Health System currently holds 100 shares of Exxon Mobil Corporation stock. Bon Secours Health System has continuously held these shares of stock for at least one year prior to submission of their letter of proposal and such investment has a market value greater than $2,000.

This security is currently held by Mellon Bank, N.A. for Bon Secours Health System in our nominee name at the Depository Trust Company and this letter is a statement of Mellon Bank, N.A. as record holder of the above referenced common stock.

Please contact me directly at 412-234-8822 with any questions.

Thank you.

Regards,

Thomas J. McNally
Thomas J. McNally
Client Service Officer

Cc: Everard O. Rutledge, PhD

SHAREHOLDER PROPOSAL
DEC 11 2006
NO. OF SHARES
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Mellon

Mellon Global Securities Services

December 8, 2006

RECEIVED BY
OFFICE OF THE CHAIRMAN

DEC 11 2006 -15

Routed For Action to: DH

Informational Copy to:

Mr. Rex W. Tillerson
CEO
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

This letter is confirmation that Bon Secours Health System currently holds 100 shares of Exxon Mobil Corporation stock. Bon Secours Health System has continuously held these shares of stock for at least one year prior to submission of their letter of proposal and such investment has a market value greater than $2,000.

This security is currently held by Mellon Bank, N.A. for Bon Secours Health System in our nominee name at the Depository Trust Company and this letter is a statement of Mellon Bank, N.A. as record holder of the above referenced common stock.

Please contact me directly at 412-234-8822 with any questions.

Thank you.

Regards,

Thomas J. McNally
Client Service Officer

Cc: Everard O. Rutledge, PhD

SHAREHOLDER PROPOSAL

DEC 11 2006

NO. OF SHARES

DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 13, 2006

VIA UPS OVERNIGHT DELIVERY

Ms. Joellen Sbrissa, CSJ
Chairperson
Social Responsible Investments Committee
Sisters of Saint Joseph of Wheeling
137 Mount St. Joseph Road
Wheeling, WV 26003-1799

Dear Ms. Sbrissa:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of St. Joseph of Wheeling the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. Since your name appears in the Company's records as a shareholder, we were able to verify your ownership.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

David Henry

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

Enclosure

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning greenhouse gas emissions goals, which I have co-filed on behalf of the Sisters of St. Joseph of Wheeling for the 2007 Exxon Mobil Corporation annual meeting of shareholders, I designate Sister Patricia Daly as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Joellen Sbrissa CSJ

Joellen Sbrissa

THIS AUTHORIZATION WAS ALSO STATED IN OUR FILING LETTER.

"QuantumView" <QuantumViewNotify@ups.com>

12/14/06 09:55 AM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com

cc

bcc

Subject UPS Delivery Notification, Tracking Number 1Z75105X0195926785

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 14-December-2006 / 9:52 AM
Delivery Location: FRONT DESK
Signed by: MARIA

Shipment Detail

Ship To:
Ms. Joellen Sbrissa
Sisters of Saint Joseph of Wheeling
137 Mount St. Joseph Road
WHEELING
WV
260031762
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0195926785
Reference Number 1:	0137/6401

____2@@2@@2o8hb1KT.@IGE@-2-_h50qlx@HHhl0hYG_-Wh0____

Sisters of Saint Joseph
OF WHEELING

137 Mount St. Joseph Road
Wheeling, WV 26003-1799

(304) 232-8160
Fax: (304) 232-1404
Web: www.ssjwhg.org

December 7, 2006

Rex W. Tillerson, Chief Executive Officer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson,

The Sisters of St. Joseph of Wheeling are owners of 35 shares of common stock in ExxonMobil. We are concerned about the environment and also about the social responsibilities of the companies in which we invest. We are certain that it is possible for corporations to be both concerned about the social implications of their policies and also to make a fair profit for investors.

The Sisters of St. Joseph of Wheeling submit the enclosed proposal on the *Reduction of Greenhouse Gas Emissions* for inclusion in the proxy statement for consideration and action by the 2007 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are filing this resolution along with other concerned investors. The primary contact for you for the lead filer, Community of the Sisters of St. Dominic of Caldwell, NJ, is Sister Patricia Daly, OP.

The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on our behalf.

Proof of ownership of shares of common stock in our company for at least the last twelve months is attached. It is our intent to maintain ownership of these shares through the date of the annual meeting.

It is our tradition, as religious investors, to seek dialogue with companies to discuss the issues involved in the resolutions. We hope that a dialogue of this sort is of interest to you as well.

Sincerely,

Joellen Sbrissa, CSJ

Joellen Sbrissa, CSJ
Chairperson,
Social Responsible Investments Committee

1515 West Ogden Avenue
La Grange Park, IL 60526
708-579-8926

Enc. Resolution
Verification of stock Ownership

Cc: Leslie Lowe, Interfaith Center on Corporate Responsibility
Sr. Patricia Daly, OP, Sisters of St. Dominic of Caldwell, NJ
Julie Wokaty, Interfaith Center on Corporate Responsibility

SHAREHOLDER PROPOSAL

DEC 12 2006

NO. OF SHARES________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Reduce Greenhouse Gas Emissions

Whereas:

ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";

ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (*2006 10K*);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated…" and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that "*…the benefits of strong,* early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." "The world's energy economy is on a pathway that is plainly not sustainable" (*FT Energy Special* 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 *Carbon Disclosure Project* response, from 2003 to 2005, the Company's global carbon dioxide (CO_2) equivalent emissions <u>increased</u>;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO_2 for every 100 tons emitted by product users (*CDP4*);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO_2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately <u>20.3 billion tons</u> of carbon emissions, estimated to be 4.7% -5.3% of global CO_2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

ExxonMobil has set an initial goal to improve energy efficiency by 10% by 2012 across its U.S. refining operations, but this goal does not address GHG emissions, nor does it cover overall operations or products.

<u>RESOLVED</u>: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.


EXXON MOBIL CORPORATION

ExxonMobil

WITHOUT PAR VALUE

CUSIP 30231G 10 2

SEE REVERSE FOR CERTAIN DEFINITIONS

COMMON STOCK

0141 05200-5112 1871

THIS CERTIFICATE IS TRANSFERABLE IN NEW YORK, NEW YORK OR BOSTON, MASSACHUSETTS

EXXON MOBIL CORPORATION INCORPORATED UNDER THE LAWS OF NEW JERSEY

E 293202 3300 10 35177144 W052551

THIS CERTIFIES THAT

SISTERS OF ST JOSEPH
ATTN CINDY ALBERT

35

IS THE OWNER OF

Thirty-Five

shares of the fully paid and non-assessable Common Stock of Exxon Mobil Corporation, transferable on the books of the Corporation in person or by duly authorized attorney upon the surrender of the Certificate properly endorsed. This Certificate is not valid until countersigned and registered by the Transfer Agent and Registrar. Witness the signatures of the duly authorized officers.

DATED: July 21, 2005

COUNTERSIGNED AND REGISTERED
EQUISERVE TRUST COMPANY, N.A.
TRANSFER AGENT AND REGISTRAR
BY:

AUTHORIZED SIGNATURE

CHAIRMAN OF THE BOARD

TREASURER

NUMBER: E 293202

SHARES: 35

AMERICAN BANK NOTE COMPANY.

EXXON MOBIL CORPORATION

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 14, 2006

VIA UPS OVERNIGHT DELIVERY

Ms. Rose Marie Stallbaumer, OSB
Treasurer
Mount St. Scholastica Benedictine Sisters
801 South 8th Street
Atchison, KS 66002

Dear Ms. Stallbaumer:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Benedictine Sisters of Mount St. Scholastica the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since the Benedictine Sisters of Mount St. Scholastica does not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially.

Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 8, 2006, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 8, 2006; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

Enclosures

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning greenhouse gas emissions goals, which I have co-filed on behalf of Benedictine Sisters of Mount St. Scholastica for the 2007 Exxon Mobil Corporation annual meeting of shareholders, I designate Sister Patricia Daly as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

____

Ms. Rose Marie Stallbaumer

"QuantumView"
<QuantumViewNotify@ups.com>

12/15/06 12:10 PM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com

cc

bcc

Subject UPS Delivery Notification, Tracking Number 1Z75105X0196349200

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 15-December-2006 / 10:02 AM
Delivery Location: RECEIVER
Signed by: MCGUIRE

Shipment Detail

Ship To:
Ms. Rose Marie Stallbaumer
Mount St. Scholastica Benedictine
801 South 8th Street
ATCHISON
KS
660022724
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0196349200
Reference Number 1:	0137/6401

____2@@2@@2Q8xMFiP2QImaQjbjVxeEBIwQ55xIEx9mVjXxE____

Global Private Client

2959 N. Rock Road
Suite 200
Wichita, Kansas 67226-1193
316 631 3500 Main
800 777 3993 Toll Free
FAX 316 631 3525

Merrill Lynch

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 14 2006
Routed for Action to: DL
Informational Copy to:

December 12, 2006

Rex W. Tillerson
Exxon Mobil Corp
5959 Las Colinas Boulevard
Irvine, TX 75039-2298

RE: Mt St Scholastica, TIN# 48-0548363

Dear Mr. Tillerson,

This letter shall serve as verification of ownership of 1,104 shares of Exxon Mobil Corp common stock by the Benedictine Sisters of Mount St. Scholastica, Inc. Shares are currently held in street name with Merrill Lynch Pierce, Fenner & Smith Inc. Ownership of stated shares by Mount St. Scholastica, Inc. has existed for well over one year, and will be held through the time of the annual meeting.

Please grant all privileges and consideration due the Benedictine Sisters of Mount St. Scholastica as prescribed by their length of ownership of Exxon Mobil Corp common stock.

Sincerely,

Jody Herbert

Jody Herbert, CA
Geringer, Laub, Haag & Associates

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.

Mount St. Scholastica

Benedictine Sisters

December 8, 2006

Rex W. Tillerson
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Tillerson,

I have been authorized by the **Benedictine Sisters of Mount St. Scholastica** to notify you of our intention to co-file with the Sisters of St. Dominic of Caldwell, NJ a resolution for consideration by the stockholders at the annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the general rules and regulations of the Securities Act of 1934.

The **Benedictine Sisters of Mount St. Scholastica** are the beneficial owners of 1104 shares of stock. Under separate cover you will receive proof of ownership. We will retain shares through the annual meeting.

This resolution request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

Sr. Patricia Daly, OP is the primary contact regarding this resolution and he can be reached at 973-509-8800.

Sincerely,

Rose Marie Stallbaumer, OSB
Treasurer

SHAREHOLDER PROPOSAL

DEC 13 2006

NO. OF SHARES________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

801 S. 8TH STREET | ATCHISON, KS 66002 | 913.360.6200 | FAX 913.360.6190

www.mountosb.org

Oil and Gas - Emissions Reduction
2007 – Exxon Mobil Corporation

WHEREAS: ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";

ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (2006 10K);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated..." and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that "...the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." "The world's energy economy is on a pathway that is plainly not sustainable" (FT Energy Special 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 Carbon Disclosure Project response, from 2003 to 2005, the Company's global carbon dioxide (CO2) equivalent emissions increased;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO2 for every 100 tons emitted by product users (CDP4);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately 20.3 billion tons of carbon emissions, estimated to be 4.7% -5.3% of global CO2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

ExxonMobil has set an initial goal to improve energy efficiency by 10% by 2012 across its U.S. refining operations, but this goal does not address GHG emissions, nor does it cover overall operations or products.

RESOLVED: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 12, 2006

VIA UPS OVERNIGHT DELIVERY

Ms. Margaret Weber
Corporate Responsibility Director
Congregation of St. Basil
15015 Piedmont
Detroit, MI 48223

Dear Ms. Weber:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Basilian Fathers of Toronto the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. By copy of a letter from RBC Dexia, share ownership has been verified.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

David Henry

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

Enclosure

"QuantumView" <QuantumViewNotify@ups.com>

12/13/06 09:55 AM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com

cc

bcc

Subject UPS Delivery Notification, Tracking Number 1Z75105X0194508292

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 13-December-2006 / 9:50 AM
Delivery Location: FRONT DOOR
Signed by: REL X50

Shipment Detail

Ship To:
Ms. Margaret Weber
Congregation of St. Basil
15015 Piedmont
DETROIT
MI
482232244
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0194508292
Reference Number 1:	0137/6401

____2@@2@@2z8y2kOM4oUu0oZ.ZPyHCiUhorryUCyjuPZVyC____

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning greenhouse gas emissions goals, which I have co-filed for the 2007 Exxon Mobil Corporation annual meeting of shareholders, I designate Sister Patricia Daly as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Margaret Weber

Margaret Weber

Mr. Henry,

For the record, my letter submitting the proposal contained the very language you have above. I regret it was not noted.

Margaret Weber
Dec. 13 2006

Congregation of St. Basil

Corporate Responsibility Director

Margaret Weber
15015 Piedmont
Detroit, MI 48223
313-272-5820; weber@igc.org

December 7, 2006

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 11 2006-17
Routed For Action to: DH
Informational Copy to: ______

KB

Rex W. Tillerson
Chairman and CEO
ExxonMobil
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

Acting on behalf of the Basilian Fathers of Toronto, I am authorized to notify you of the Basilian Fathers of Toronto intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit the enclosed shareholder resolution, *Reduce Greenhouse Gas Emissions,* to the company for inclusion in the proxy statement for the 2007 shareholder meeting, under Rule 14a-8 of general rules and regulations of the Securities Exchange Act of 1934. We would appreciate indication in the proxy statement that the Fathers are a co-sponsor of this resolution.

Enclosed is certification from our Custodian, Royal Bank of Canada, that the Basilian Fathers of Toronto are beneficial owners of over $2000.00 worth of ExxonMobil Inc. stock and have held that stock continuously for more than one year. The Basilian Fathers intend to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2007 Meeting. We will also comply with the company's request that we show holdings verification as of the date the resolution was submitted. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC).

The Basilian Fathers submit this proposal in conjunction with the Community of the Sisters of St. Dominic of Caldwell, NJ. I hereby designate Patricia Daly, OP, as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely yours,

Margaret Weber

Margaret Weber
Corporate Responsibility Director
Congregation of St. Basil

Encl. Resolution text and Verification of ownership

Cc: Patricia Daly, OP, Sisters of St. Dominic of Caldwell NJ
Leslie Lowe, Interfaith Center on Corporate Responsibility

SHAREHOLDER PROPOSAL

DEC 11 2006

NO. OF SHARES ______
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Reduce Greenhouse Gas Emissions

Whereas:

ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";

ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (*2006 10K*);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated..." and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that "...the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." "The world's energy economy is on a pathway that is plainly not sustainable" (*FT Energy Special* 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 *Carbon Disclosure Project* response, from 2003 to 2005, the Company's global carbon dioxide (CO2) equivalent emissions <u>increased</u>;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO2 for every 100 tons emitted by product users (*CDP4*);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately <u>20.3 billion tons</u> of carbon emissions, estimated to be 4.7% -5.3% of global CO2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

ExxonMobil has set an initial goal to improve energy efficiency by 10% by 2012 across its U.S. refining operations, but this goal does not address GHG emissions, nor does it cover overall operations or products.

<u>RESOLVED</u>: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

RBC DEXIA
INVESTOR SERVICES

December 7, 2006

Ms. Margaret Weber
Corporate Responsibility Director
Congregation of St. Basil
15015 Piedmont
Detroit, MI 48223
USA

Dear Ms. Weber:

Re: The Basilian Fathers of Toronto Account 23146004

In regards to your request for verification of holdings, the above referenced account currently holds (5040) shares of Exxon Mobil Corp common stock; the US book value was $97602.03 as of Dec.07, 2006. Also, we confirm that RBC Dexia Trust held these shares for more than a year.

Please feel free to contact me should you have any additional questions.

Sincerely,

Nader Hanna
Client Service Manger
Corporate & Institutional Services

RBC Dexia Investor Services Trust
77 King Street West
Royal Trust Tower, 12th Floor
Toronto ON M5W 1P9
T 416-955-6371
F 416-955-6262
Email: nader.hanna@rbcdexia-is.com

www.rbcdexia-is.com

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 12, 2006

VIA UPS OVERNIGHT DELIVERY

Ms. Susan Vickers, RSM
Vice President Community Health
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107-1739

Dear Ms. Vickers:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of Catholic Healthcare West the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. By copy of a letter from State Street, share ownership has been verified.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

"QuantumView" <QuantumViewNotify@ups.com>

12/13/06 12:15 PM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com

cc

bcc

Subject UPS Delivery Notification, Tracking Number 1Z75105X0190594063

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 13-December-2006 / 9:14 AM
Delivery Location: RECEIVER
Signed by: MITTEL

Shipment Detail

Ship To:
Ms. Susan Vickers
Catholic Healthcare West
185 Berry Street, Suite 300
SAN FRANCISCO
CA
941071773
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0190594063
Reference Number 1:	0137/6401

____2@@2@@2M87gt.u@8qjk8xQxm7_dbqU8PP7qd7Sjmxz7d____

Catholic Healthcare West
CHW

185 Berry Street, Suite 300
San Francisco, CA 94107-1739
(415) 438-5500 *telephone*
(415) 438-5724 *facsimile*
www.chwHEALTH.org

November 27, 2006

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 11 2006 -16
Routed For Action to: DH
Informational Copy to:

KB

Rex W. Tillerson
CEO
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

Catholic Healthcare West, in collaboration with the Community of the Sisters of St. Dominic of Caldwell NJ, hereby submits the enclosed proposal *Reduce Greenhouse Gas Emissions* for inclusion in the proxy statement for consideration and action by the 2007 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. We would appreciate indication in the proxy statement that Catholic Healthcare West is a sponsor of this resolution. Other shareholders will be co-sponsoring this proposal.

Catholic Healthcare West has held over $2000.00 worth of Exxon Mobil Corporation stock for more than one year. Proof of ownership is enclosed. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC), and we will continue to hold shares in the company through the stockholder meeting.

Sincerely yours,

Susan Vickers, RSM

Susan Vickers, RSM
Vice President Community Health

cc: Dan Rosan, Interfaith Center on Corporate Responsibility
Julie Wokaty, ICCR Director of Publications
Patricia A. Daly, Community of the Sisters of St. Dominic of Caldwell NJ

SHAREHOLDER PROPOS

DEC 11 2006

NO. OF SHARES________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SM

Catholic Healthcare West
CHW

185 Berry Street, Suite 300
San Francisco, CA 94107-1739
(415) 438-5500 *telephone*
(415) 438-5724 *facsimile*
www.chwHEALTH.org

November 27, 2006

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning Reduce Greenhouse Gas Emissions, which I have co-filed for the 2007 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Patricia A. Daly, Community of the Sisters of St. Dominic of Caldwell NJ as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Susan Vickers, RSM

Susan Vickers, RSM
VP Community Health
Catholic Healthcare West

Reduce Greenhouse Gas Emissions

Whereas:

ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";

ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (*2006 10K*);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated..." and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that "...the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." "The world's energy economy is on a pathway that is plainly not sustainable" (*FT Energy Special* 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 *Carbon Disclosure Project* response, from 2003 to 2005, the Company's global carbon dioxide (CO2) equivalent emissions increased;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO2 for every 100 tons emitted by product users (*CDP4*);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately 20.3 billion tons of carbon emissions, estimated to be 4.7% -5.3% of global CO2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

ExxonMobil has set an initial goal to improve energy efficiency by 10% by 2012 across its U.S. refining operations, but this goal does not address GHG emissions, nor does it cover overall operations or products.

RESOLVED: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

STATE STREET.
For Everything You Invest In™

Erin Rodriguez
Vice President
Institutional Investor Services
444 South Flower Street
Suite 4500
Los Angeles, CA 90071
Telephone (213) 362-7371
Facsimile (213) 362-7330
eprodriguez@statestreet.com

November 28, 2006

Sr. Susan Vickers
VP Community Health
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107
Fax #415-591-2404

Re: Stock Verification Letter

Dear Susan:

Please accept this letter as confirmation that Catholic Healthcare West has owned at least 200 shares or $2,000.00 of the following securities from November 27, 2005 – November 27, 2006. The November 27, 2006 share positions are listed below:

Security	CUSIP	Shares
Bed Bath & Beyond Inc Com	075896100	200
Caremark RX Inc Com	141705103	69,500
Exxon Mobil Corp Com	30231G102	80,000
General Mtrs Corp Com	370442105	3,200
Halliburton Co Com	406216101	163,500
Home Depot Inc Com	437076102	169,200
Target Corp Com	87612E106	99,750

Please let me know if you have any questions.

Regards,

Erin Rodriguez

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 12, 2006

VIA UPS OVERNIGHT DELIVERY

Mr. John K. S. Wilson
Director – Socially Responsible Investing
Christian Brothers Investment Services, Inc.
90 Park Avenue, 29th Floor
New York, NY 10016-1301

Dear Mr. Wilson:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of Christian Brothers Investment Services, Inc. the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. By copy of a letter from Mellon Global Securities Services, share ownership has been verified.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

"QuantumView" <QuantumViewNotify@ups.com>

12/13/06 06:21 PM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com

cc

bcc

Subject UPS Delivery Notification, Tracking Number 1Z75105X0197205907

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 13-December-2006 / 12:17 PM
Delivery Location: OFFICE
Signed by: CASS

Shipment Detail

Ship To:
Mr. John K. S. Wilson
Christian Brothers Investment Serv
90 Park Avenue, 29th Floor
NEW YORK
NY
100161318
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0197205907
Reference Number 1:	0137/6401

____2@@2@@2888OCkivWyb6WQtQB8l9FynWll8y98LbBQH89____

CBIS

Christian Brothers Investment Services, Inc.

RECEIVED
DEC 08 2006
H. H. HUBBLE

December 7, 2006

Mr. Rex W. Tillerson
Chairman and Chief Executive Officer
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RE: Agenda Item for 2007 Annual Shareholder Meeting

Dear Mr. Tillerson:

Please include the enclosed proposal in the Company's Proxy Statement and Form of Proxy relating to the 2007 Annual Meeting of Stockholders of ExxonMobil. Also enclosed is certification from our Custodian, Mellon Bank, of our long position of 658,474 shares and the fulfillment of the market value amount and time requirements of SEC Rule 14a-8. CBIS intends to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2007 Meeting.

It is our understanding that this resolution may also be filed by others. Therefore, we are not submitting a separate proposal but are co-sponsoring this resolution with these groups. Sister Patricia Daly, OP, of the Sisters of St. Dominic of Caldwell, N.J. has been designated the lead filer and primary contact on this matter.

Sincerely yours,

John K.S. Wilson
Director - Socially Responsible Investing

Cc: Henry Hubble, Corporate Secretary, Exxon Mobil
Sister Patricia Daly, OP, Sisters of St. Dominic of Caldwell, N.J.

New York
90 Park Avenue
29th Floor
New York, NY
10016 - 1301
Tel: (800) 592-8890
Tel: (212) 490-0800
Fax: (212) 490-6092

Chicago
1200 Jorie Boulevard
Suite 210
Oak Brook, IL
60523 - 2262
Tel: (800) 321-7194
Tel: (630) 571-2182
Fax: (630) 571-2723

San Francisco
One Embarcadero Center
Suite 500
San Francisco, CA
94111 - 3403
Tel: (800) 754-8177
Tel: (415) 623-2080
Fax: (415) 623-2070

SHAREHOLDER PROPOSAL

DEC 08 2006

NO. OF SHARES__________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

CBIS

Christian Brothers Investment Services, Inc.

December 7, 2006

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning Reducing Greenhouse Gas Emissions, which I have co-filed for the 2007 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Sr. Patricia Daly, OP of the Sisters of St. Dominic of Caldwell, N.J. as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

John K. Wilson
Director, Socially Responsible Investing

New York
90 Park Avenue
29th Floor
New York, NY
10016 - 1301
Tel: (800) 592-8890
Tel: (212) 490-0800
Fax: (212) 490-6092

Chicago
1200 Jorie Boulevard
Suite 210
Oak Brook, IL
60523 - 2262
Tel: (800) 321-7194
Tel: (630) 571-2182
Fax: (630) 571-2723

San Francisco
One Embarcadero Center
Suite 500
San Francisco, CA
94111 - 3403
Tel: (800) 754-8177
Tel: (415) 623-2080
Fax: (415) 623-2070

www.cbisonline.com

Reduce Greenhouse Gas Emissions

Whereas:

ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";

ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (*2006 10K*);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated..." and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that "...the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." "The world's energy economy is on a pathway that is plainly not sustainable" (*FT Energy Special* 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 *Carbon Disclosure Project* response, from 2003 to 2005, the Company's global carbon dioxide (CO2) equivalent emissions <u>increased</u>;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO2 for every 100 tons emitted by product users (*CDP4*);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately <u>20.3 billion tons</u> of carbon emissions, estimated to be 4.7% -5.3% of global CO2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

ExxonMobil has set an initial goal to improve energy efficiency by 10% by 2012 across its U.S. refining operations, but this goal does not address GHG emissions, nor does it cover overall operations or products.

RESOLVED: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

Mellon

Mellon Global Securities Services

December 7, 2006

ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

To Whom It May Concern:

As of the date of this letter, Mellon Bank, N. A., is custodian and holder of record of 658,474 shares of ExxonMobil Corporation, for Christian Brothers Investment Services, Inc. Christian Brothers Investment Services, Inc., is a beneficial owner, as defined in Rule 13d–3 of the Securities Exchange Act of 1934, of at least $2,000.00 of market value of ExxonMobil Corporation, and has held this position for at least twelve months prior to the date of this letter.

Sincerely,

Sharyn R. McGill
Assistant Vice President
Mellon Bank, N. A.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 14, 2006

VIA UPS OVERNIGHT DELIVERY

Sister Henry Marie Zimmermann, OSB
Treasurer
Benedictine Sisters of Virginia
Saint Benedict Monastery
9535 Linton Hall Road
Bristow, VA 20136-1217

Dear Sister Henry Marie Zimmermann:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Benedictine Sisters of Virginia the proposal previously submitted by Sister Patricia Daly concerning greenhouse gas emissions goals in connection with ExxonMobil's 2007 annual meeting of shareholders. By copy of a letter from Scott & Stringfellow, share ownership has been verified.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

David Henry

David G. Henry
Section Head
Shareholder Relations

c: Sister Patricia Daly

"QuantumView"
<QuantumViewNotify@ups.com>

12/15/06 10:24 AM

Please respond to auto-notify@ups.com

To denise.k.lowman@exxonmobil.com

cc

bcc

Subject UPS Delivery Notification, Tracking Number 1Z75105X0196825641

***Do not reply to this e-mail. UPS and Exxon Mobil Corp. will not receive your reply.

At the request of Exxon Mobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 15-December-2006 / 9:50 AM
Delivery Location Left At: MAIL ROOM
Signed by: ANDERSON

Shipment Detail

Ship To:
Sister Henry Marie Zimmermann
Saint Benedict Monastery
9535 Linton Hall Road
BRISTOW
VA
201361217
US

UPS Service:	NEXT DAY AIR
Shipment Type:	Letter
Tracking Number:	1Z75105X0196825641
Reference Number 1:	0137/6401

____2@@2@@2N8DVIHXPGdowGA_A.DKxedCGOODdxD8o.AbDx____

Benedictine Sisters of Virginia

Saint Benedict Monastery • 9535 Linton Hall Road • Bristow, Virginia 20136-1217 • (703) 361-0106

December 8, 2006

Rex W. Tillerson
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I have been authorized by the Benedictine Sisters of Virginia to notify you of our intention to co-file with the Sisters of St. Dominic of Caldwell, NJ a resolution for consideration by the stockholders at the annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the general rules and regulations of the Securities Act of 1934.

The Benedictine Sisters of Virginia are the beneficial owners of 6688 shares of stock. A letter from Scott & Stringfellow verifying this is enclosed. We will retain shares through the annual meeting.

This resolution requests that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

Sr. Patricia Daly, OP is the primary contact regarding this resolution and she can be reached at 973-509-8800.

Sincerely,

Sister Henry Marie Zimmermann, OSB

Sister Henry Marie Zimmermann, OSB
Treasurer, Benedictine Sisters of Virginia

SHAREHOLDER PROPOSAL

DEC 13 2006

NO. OF SHARES________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Oil and Gas - Emissions Reduction
2007 – Exxon Mobil Corporation

WHEREAS: ExxonMobil Corp. "is the world's largest petroleum and petrochemical enterprise," and "largest net producer of hydrocarbons in Europe";

"ExxonMobil recognizes that the impact of greenhouse gas emissions [GHG] on society and ecosystems may prove to be significant";

ExxonMobil faces potential strategic challenges from "the competitiveness of alternative hydrocarbon or other energy sources" (2006 10K);

Leaders of 25 corporations, including KLM, Statoil, GE International, and Shell UK, wrote European Commission President Barroso (11/27/06) urging "policy inconsistencies and perverse incentives that undermine the effectiveness of climate policy should be eliminated..." and "that scientific opinion across the world is virtually unanimous in agreeing on the urgent need to stabilize the concentration of atmospheric greenhouse gases at a sustainable level";

Claude Mandil, Executive Director of the International Energy Agency, noted that "...the benefits of strong, early action on climate change outweigh the costs. That conclusion is one that the IEA fully endorses - notably in its World Energy Outlook 2006." "The world's energy economy is on a pathway that is plainly not sustainable" (FT Energy Special 10/20/06);

ExxonMobil operates in about 200 countries, many having ratified the Kyoto Protocol that obliges Annex I signatories (industrialized countries) to reduce national GHG emissions below 1990 levels by 2012;

According to ExxonMobil's 2006 Carbon Disclosure Project response, from 2003 to 2005, the Company's global carbon dioxide (CO_2) equivalent emissions increased;

ExxonMobil reported that operational emissions were a fraction of those caused by use of its product: 15 tons of CO_2 for every 100 tons emitted by product users (CDP4);

A 2003 Climate Mitigation Services study by Richard Heede estimated ExxonMobil's emissions of CO_2 and methane from the founding of precursor Standard Oil Trust in 1882, to 2002. During that period, the combustion of ExxonMobil-produced fuels resulted in approximately 20.3 billion tons of carbon emissions, estimated to be 4.7% -5.3% of global CO_2 emissions;

While ExxonMobil has made incremental improvements in energy efficiency and emissions reductions (through cogeneration, advanced lubricants, flaring reductions, and carbon capture), it has underinvested in low-GHG emissions businesses and technologies. As of Fall 2005, ExxonMobil had contributed a mere $8.9 million to the Stanford Global Climate and Energy Project, its most touted climate investment. This represents .003% of the 2006 commitment made by Virgin's Richard Branson ($3 billion) and .0008% of ExxonMobil's 3rd Q 2006 earnings. The Company's oil and gas investments averaged $50 million per day in 2005 alone;

ExxonMobil has set an initial goal to improve energy efficiency by 10% by 2012 across its U.S. refining operations, but this goal does not address GHG emissions, nor does it cover overall operations or products.

RESOLVED: shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations; and that the Company report to shareholders by September 30, 2007, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

Scott & Stringfellow Inc.
a BB&T Corporation affiliate

Member NYSE/SIPC

909 East Main Street
Richmond, Virginia 23219
(804) 643-1811
(800) 552-7757
www.scottstringfellow.com

December 8, 2006

Mr. Rex W. Tillerson
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Re: Benedictine Sisters of Virginia
Health & Welfare Fund

Dear Mr. Tillerson:

This letter will confirm that Scott & Stringfellow is currently holding 6,688 shares of Exxon Mobil Corporation common stock for the Benedictine Sisters of Virginia, Health & Welfare Fund. They purchased 4,840 shares on April 14, 1997, and 1,848 shares on June 25, 1997.

If you need further information from me regarding this matter, please call me at 804-780-3295.

Sincerely,

John J. Muldowney
Senior Vice President

JJM/chg

P.O. Box 1575, Richmond, Virginia 23218-1575

File

SHAREHOLDER RELATIONS

DEC 1 9 2006

NO. OF SHARES__________
COMMENT:__________
ACTION:__________

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning greenhouse gas emissions goals, which I have co-filed on behalf of the Benedictine Sisters of Virginia for the 2007 Exxon Mobil Corporation annual meeting of shareholders, I designate Sister Patricia Daly as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Sister Henry Marie Zimmermann

Sister Henry Marie Zimmermann

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 19, 2007

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Ted Yu, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via fax 202-772-9201

Re: Shareholder Proposal submitted to Exxon Mobil Corporation

Dear Sir/Madam:

I have been asked by the Community of the Sisters of St. Dominic of Caldwell New Jersey, the Adrian Dominican Sisters, the Dominican Sisters of Springfield Illinois, the Nuns of the Third Order of St. Dominic (Great Bend, Kansas), the Sisters of Charity of St. Elizabeth, the Sisters of the Humility of Mary, the School Sisters of Notre Dame (Milwaukee Province), the School Sisters of Notre Dame (St. Louis Province), the Northwest Religious Investment Trust (Sisters of St. Joseph of Peace), the Sisters of St. Joseph of Carondelet (Los Angeles), the Sisters of St. Joseph of Carondelet (St. Louis Province), the Sisters of St. Joseph of Carondelet (Albany Province), the Corporation of the Convent of the Sisters of St. Joseph (Philadelphia), the Sisters of St. Joseph of Wheeling, the Sisters of Mercy of the Americas, the Mercy Investment Program, the Sisters of Mercy Regional Community of Detroit Charitable Trust, the Sisters of St. Louis (California Region), the Ursuline Sisters of Tiddonk, the Sisters of St. Francis of Philadelphia, the Maryknoll Sisters of St. Dominic Inc., the Benedictine Sisters of Mount St. Scholastica, the Benedictine Sisters of Virginia, the Basilian fathers of Toronto, the Catholic Missionary Society of America Inc. (the Maryknoll Fathers and Brothers), Christian Brothers Investment Services, Inc., Catholic Healthcare Partners, Bon Secours Health System, Catholic Healthcare West, the Christopher Reynolds Foundation, Inc., Walden Asset Management, and Trillium Asset Management (on behalf of Michael

Lazarus) (hereinafter jointly referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock Exxon Mobil Corporation (hereinafter referred to either as "Exxon" or the "Company"), and who have jointly submitted, together with the Service Employees International Union Master Trust and Ms. Joan FitzGerald, a shareholder proposal to Exxon to respond to the letter dated January 18, 2007, sent to the Securities & Exchange Commission by the Company, in which Exxon contends that the Proponents' shareholder proposal may be excluded from the Company's year 2007 proxy statement by virtue of Rule 14a-8(i)(7). The institutions submitting the shareholder proposal own approximately one and a quarter million shares of common stock of Exxon, with a total market value approaching $100,000,000.

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Exxon's year 2007 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponents' shareholder proposal requests Exxon to set quantitative goals for the reduction of greenhouse gas emissions from its products and operations.

RULE 14a-8(i)(7)

It would be futile for Exxon to argue that the proposal does not involve a significant policy issue that allows what would otherwise be an ordinary business matter to become a proper subject for shareholder action. Thus, the Commission has stated that the "ordinary business" exclusion of Rule 14a-8(i)(7) is inapplicable if the proposal raises an important social policy issue. See Release 34-40018 (May 21, 1998) (proposals that relate to ordinary business matters but that focus on "sufficiently significant policy issues . . . would not be considered excludable, because the proposals would transcend the day to day business matters . . . ."). Applying this standard, the Staff since at least 1990 has consistently and uniformly held that shareholder proposals pertaining to the reduction of greenhouse gas emissions do, indeed, raise such a significant policy issue that they transcend day to day business matters. See, e.g., *Exxon Mobil Corporation* (March 23, 2005); *Exxon Mobil Corporation* (March 15, 2005); *Exxon Mobil Corporation* (March 19, 2004); *Exxon Corporation* (January 26, 1998); *Exxon Corporation* (January 30, 1990); *The Ryland Group, Inc.* (February 1, 2005); *American Standard Companies Inc.* (March 18, 2002)(see especially the policy reasons underlying this result as set forth in the letter by the undersigned in support of the shareholder proposal); *Occidental Petroleum Corporation* (March 7, 2002) (see especially the policy reasons underlying

this result as set forth in the letter by the undersigned in support of the shareholder proposal). See also *Reliant Resources, Inc.* (March 5, 2004); *Unocal Corporation* (February 24, 2004); *Valero Energy Corporation* (February 6, 2004); *Apache Corporation* (February 6, 2004); *Anadarko Petroleum Corporation* (February 4, 2004). Cf. *Ford Motor Company* (March 6, 2006); *General Electric Company* (January 19, 2006). Indeed, the Company concedes as much in the first full paragraph on page three of its no-action letter request.

Consequently, the Company has not argued that the Proponents' shareholder proposal does not involve an important policy matter, but rather that it involves micromanaging. Unfortunately for the Company, its argument is fatally flawed. The reasons behind the application of (i)(7) to instances of micro-managing were explained by the Commission in Release 34-40018 (May 21, 1998) as follows:

> The second consideration relates to the degree to which the proposal seeks to "*micro-manage*" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies. . . . Some commenters thought that the examples cited [in the proposing release] seemed to imply that all proposals seeking detail, or seeking to promote time-frames or methods, necessarily amount to "ordinary business." We did not intend such an implication. Timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations. [Footnotes omitted.]

We note that the Proponents' shareholder proposal has none of the evils envisioned in the Commission's release. It does not call on the shareholders to make complex judgments, but leaves that to the discretion of the Company. Rather than make any complex judgments as to what goals are feasible, the proposal requests the Board to make those judgments. Nor does the proposal set timetables or go into intricate details.

The no-action letters cited by Exxon are inapposite. For example, the proposal in *Exxon Mobil Corporation* (March 27, 2003) requested the company to implement by a specified date (only about four months after the date of the vote on the proposal) all energy efficiency projects that had a specified payback period. The payback period was to be either five years if overhead and the cost of capital is included in the calculation, ten years if not. Now that is micromanaging!

Exxon had argued in its no-action letter request:

> The Proponent is attempting to impose a specific timeframe ("plans by September 1, 2003") and a method (all projects meeting his "payback" criteria) for implementing extremely complex policies. This attempt at micromanagement

would result in shareholders having to make a judgment that they would not, as a group, generally be in a position to make in an informed manner.

Not surprisingly, and quite properly, the Staff granted Exxon's no-action request. The Proponents' shareholder proposal, however, evinces *none* of the defects that were present in that 2003 proposal. The proponents' proposal LEAVES IT TO THE COMPANY TO ADOPT ITS OWN GOALS, rather than setting those goals. And it imposes no timetable to achieve those goals.

Similarly, in Duke Energy Corporation (February 16, 2001) the proposal requested the registrant "to reduce by 80% nitrogen oxide (NOx) emissions from the coal-fired plants operated by Duke Energy in North Carolina, with no loopholes for higher emissions, and limiting each boiler to .15 lbs of NOx per million btu's of heat input by 2007." Once again, the extremely high degree of specificity delineated in that proposal bears no relationship whatever to the absence of specificity in the Proponents' shareholder proposal.

Finally, Exxon argues that the Proponents' proposal involves the micromanaging of the selection of products to be sold. On the contrary, the proposal does not attempt to regulate the products that the Company sells, but rather asks that goals be set to reduce the adverse environmental impacts of those products.

We note that the Staff has often rejected "micromanaging" arguments put forward by registrants with respect to climate change proposals, often with respect to proposals that are far more detailed than is the Proponents' shareholder proposal. See, e.g., *Exxon Mobil Corporation* (March 23, 2005); *Exxon Mobil Corporation* March 15, 2005); *Exxon Mobil Corporation* (March 19, 2004); *Exxon Corporation* (January 26, 1998). See also *Ford Motor Company* (March 6, 2006); *The Ryland Group, Inc*. (February 1, 2005); *Unocal Corporation* (February 24, 2004); *Apache Corporation* (February 6, 2004); *Anadarko Petroleum Corporation* (February 4, 2004); *Occidental Petroleum Corporation* (March 7, 2002)

For the foregoing reasons, Rule 14a-8(i)(7) is inapplicable to the Proponents' shareholder proposal.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at

the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Lisa K. Bork, Esq.
Sister Patricia A. Daly
Leslie Lowe
Fr Michael Hoolahan

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 23, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 18, 2007

The proposal requests that the board adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the company's products and operations, and that the company report to shareholders by September 30, 2007 on its plans to achieve these goals.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Ted Yu
Special Counsel

END